Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2022

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s 2021 Solvency and Financial Condition Report, dated May 2, 2022, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 3, 2022	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Head of Corporate Financial Center

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C.4 Liquidity risk	67
C.5 Operational risk	69
C.6 Other material risks	72
C.7 Any other information	72

Aegon Solvency and Financial Condition Report Group 2021

3	Scope of the report Introduction

Scope of the report

This report is Aegon N.V.’s Group Solvency and Financial Condition Report (SFCR) for the year 2021, and is designed to inform Aegon N.V.’s stakeholders about the Group’s:

◆	Business and performance;
◆	System of governance;
◆	Risk profile;
◆	Valuation for solvency purposes; and
◆	Capital management.

Basis of presentation

This report is prepared in accordance with the requirements of Solvency II Directive and Delegated Regulation, in particular article 256 of the Solvency II Directive, articles 290-298 and articles 359 – 371 of the Delegated Regulation, and relevant EIOPA Guidelines, in particular ‘Guidelines on reporting and public disclosure’ (EIOPA-BoS-15/109) as issued by the European Insurance and Occupational Pensions Authority (EIOPA).

Aegon N.V. is referred to in this document as ‘Aegon’, or ‘the Company’, and is together with its member companies referred to as ‘Aegon Group’ or ‘the Group’. For such purposes ‘member companies’ means, in relation to Aegon, those companies required to be consolidated in accordance with Solvency II requirements.

Aegon is required to submit the Quantitative Reporting Templates (‘QRTs’) to its supervisor De Nederlandsche Bank (DNB). A subset of these QRTs, which provide quantitative information in accordance with Solvency II as at December 31, 2021, is available on Aegon’s website.

The figures in the SFCR reflecting monetary amounts are presented in millions of euros and rounded to the nearest million unless stated otherwise. The rounded amounts may therefore not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount.

In case IFRS figures are disclosed, the figures are prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (EU-IFRS).

Under Solvency II, Aegon uses a combination of method 1 (Accounting Consolidation) and method 2 (Deduction & Aggregation) for the calculation of the Group Solvency II ratio. The Solvency II consolidated data (the data included in accordance with method 1) does not include the entities that are included in the Group Solvency calculation in accordance with method 2 (mainly US Life insurance entities and companies in Bermuda and Brazil). Furthermore, joint ventures are partially consolidated under Solvency II, whereas joint ventures are not consolidated under IFRS. As part of method 1 under Solvency II, Other Financial Sector (OFS) entities are included as related undertakings based on local sectoral rules, whereas, when OFS are controlled entities, such are consolidated under IFRS.

Aegon uses a Solvency II Partial Internal Model (PIM) to calculate the solvency position of the majority of its European Economic Area (EEA) insurance activities under Solvency II. Following the end of the Brexit transition period on December 31, 2020, UK and EU prudential regulations for insurers are distinct and UK insurers are no longer directly subject to EU’s Solvency II regulation. Aegon’s UK insurance subsidiaries have been included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model. Aegon’s Internal Model was approved by the College of Supervisors as part of the Internal Model Application Process. For Aegon, a PIM is a better representation of the actual risk since this contains Aegon specific modelling and sensitivities as opposed to industry-wide approximations included in the standard formula (SF) methodology.

The consolidation under Solvency II is set out in more detail in section D. Valuation for solvency purposes and E. Capital management.

The SFCR for the year 2021 of Aegon Group has been prepared and disclosed under the responsibility of Aegon’s Executive Board. This document was approved on May 2, 2022 by the Executive Board.

Aegon Solvency and Financial Condition Report Group 2021

4	Summary Summary

Summary

A. Business and performance

Business and performance

Aegon has life insurance and pensions operations and is also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Headquarters are located in The Hague, the Netherlands. The Group employs over 22,000 people worldwide (2020: over 22,000).

Aegon operates in a fast-changing environment, in which we face new challenges but also opportunities. Aegon aims to play a key role in shaping a thriving and sustainable society by delivering on our purpose of Helping people live their best lives. Aegon’s strategy is not just about strengthening our operational and financial performance; but also strives to have a positive impact on society at large, including by managing our direct operations and our investment activities as sustainably and responsibly as possible.

Aegon’s business model focuses on the following items:

◆	Solutions development and pricing: Development of our financial solutions begins with our customers. We assess their needs, and develop products and services to suit them. We then estimate and price the risk involved for us as a provider.
◆	Distribution: Our products and services are branded, marketed, and distributed. We offer products and services via intermediaries, like brokers, banks, or financial advisors. We also sell directly to our customers.
◆	Investments: In exchange for products and services, customers pay fees or premiums. On certain pension, savings, and investment products, customers make deposits. By investing this money, we earn returns for our customers.
◆	Claims & Benefits: From the premiums, deposits and investment returns on the general investments Aegon pays customer claims and benefits, covers its expenses and makes profits for Aegon’s shareholders.

For information on Aegon’s strategy, please see the Integrated Annual Report 2021 of Aegon Group.

Milestone moments in 2021 included:

◆	Transamerica ceases sales of variable annuities with significant interest-rate-sensitive riders, fixed index annuities, and standalone individual long-term care products;
◆	To standardize its operating model and reduce costs, Aegon Asset Management (AAM) launches a program to reduce its IT complexity by approximately halving the number of systems it employs. AAM also creates a common front office platform and global portfolio risk environment, while shortening its client reporting from over five business days to between one and two business days;
◆	Aegon the Netherlands successfully prices a EUR 657 million residential-mortgage-backed securitization to further diversify its mortgage funding. The transaction is oversubscribed three times by investors;
◆	Aegon completes the divestment of Stonebridge, a UK-based provider of accident insurance products.
◆	Together with its joint venture partner, Aegon ceases funding of GoBear, a digital financial supermarket in Southeast Asia;
◆	In the second quarter of 2021 the Hungarian Ministry of Interior denies the acquisition of the Aegon companies in Hungary by Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). Aegon and VIG jointly appeal this decision;
◆	To achieve cost and capital efficiencies, Aegon combines its programs for purchasing corporate insurance into a single existing US-based unit and centralizes all retained risks;
◆	Transamerica completes the sale of its portfolio of fintech and insurtech companies to a fund managed and advised by private equity firm Montana Capital Partners;
◆	Aegon the Netherlands expands mortgage options to help customers finance energy-efficient home improvements;
◆	Aegon places second in responsible investment NGO ShareAction’s 2021 ranking of how leading global life and health insurers approach responsible investment and underwriting;
◆	To reduce financial market exposure and release capital, Transamerica launches a program offering certain variable annuity customers a lump-sum payment in return for surrendering their policies;
◆	Aegon the Netherlands ceases offering savings products to customers of its original savings bank, giving them the opportunity to transfer their funds to a Knab account or to another bank;

Aegon Solvency and Financial Condition Report Group 2021

5	Summary Summary

◆	In the third quarter of 2021 the European Commission grants the competition law clearance for the acquisition of Aegon’s businesses in Central & Eastern Europe by VIG and the Budapest Metropolitan Court rejects a joint appeal by Aegon and VIG challenging the Ministry of the Interior’s decision to block the latter’s acquisition of Aegon’s Hungarian businesses. Subsequently, VIG and Aegon ask the Hungarian Supreme Court to review the ruling. VIG continued its dialogue with the Hungarian Ministry of Finance to clarify possibilities for a positive conclusion to the acquisition. On March 23, 2022, Aegon announced that it completed the divestment of its Hungarian businesses. In April 2022 Aegon also completed the divestment of its Turkish businesses. Reference is made to section E.6 for more information;
◆	Aegon calls USD 250 million in perpetual capital securities in line with the target to reduce gross financial leverage;
◆	Aegon commits to transitioning its general account investment portfolio to net-zero greenhouse gas emissions by 2050 and, in doing so, joins the Net-Zero Asset Owner Alliance;
◆	Aegon Asset Management becomes a signatory to the Net Zero Asset Managers initiative;
◆	Aegon Asset Management and Aegon UK partner with the Global Ethical Finance Initiative (GEFI) to introduce the new Aegon Global Sustainable Sovereign Bond Fund at ‘COP26’;
◆	Aegon becomes a signatory of the United Nations (UN) Global Compact, which calls upon companies to align on universal principles on human rights, labor, environment, and anti-corruption, and to advance societal goals;
◆	Transamerica expands its dynamic hedging program to the legacy variable annuities portfolio to stabilize economic cash flows and reduce economic sensitivities to equity and interest rate risks;
◆	Aegon reinsures an additional part of its longevity exposure in the Netherlands with Reinsurance Group of America, improving its risk profile;
◆	Transamerica reinsures a portfolio of universal life secondary guarantee policies with Wilton Re, which reduces its exposure to mortality risk and policies with a large face amount;
◆	Aegon maintains its position as leading third-party mortgage originator in the Netherlands, having originated EUR 10.9 billion worth of residential mortgages in 2021;
◆	Aegon’s Global Sustainable Equity Fund wins the 2021 UNCTAD Global Sustainable Fund Award.

Results of operations and performance	2021	2020
Amounts in EUR millions	Group	Group
Net result	1,701	55
Operating result	1,906	1,710
Investment income	6,967	7,149
Premium income	15,444	16,099
Commissions and expenses	5,984	5,983
Policyholder claims and benefits	41,852	42,006
Results from financial transactions	23,848	21,677

The 2021 net result amounted to EUR 1,701 million and was driven by the operating result of EUR 1,906 million. Aegon’s operating result increased by 11% compared with 2020 to EUR 1,906 million in 2021. Adverse claims experience in the US was more than offset by increased fees from higher equity markets, the positive contribution from business growth and lower expenses driven by expense savings initiatives, leading to higher operating result in all other units, except International. The latter was driven by the reclassification of the 2021 result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business.

Full details on Aegon’s business and performance are described in section A. Business and performance.

B. System of governance

General governance

Aegon is incorporated and based in the Netherlands. As a company established and listed in the Netherlands, Aegon must comply with Dutch law and is subject to the Dutch Corporate Governance Code.

Aegon is governed by three main corporate bodies: the Executive Board, the Supervisory Board, and the General Meeting of Shareholders. There were no material changes in the system of governance during the reporting period.

Aegon Solvency and Financial Condition Report Group 2021

6	Summary Summary

Aegon’s Executive Board is charged with the overall management of the Company, and is therefore responsible for developing and executing Aegon’s strategy. Additionally, it is responsible for managing the Company’s risk profile and overseeing any relevant sustainability issues. The Executive Board is assisted in its work by the Company’s Management Board, which had ten members, including the members of the Executive Board per December 31, 2021. Aegon’s Executive Board consists of Lard Friese, Chief Executive Officer (CEO) and Chairman of the Executive Board, and Matt Rider, Chief Financial Officer (CFO).

Aegon’s Articles of Association determine that for certain decisions the Executive Board must seek prior approval from the Supervisory Board and/or the approval of the General Meeting of Shareholders. In addition, the Supervisory Board may also subject other Executive Board decisions to its prior approval.

The Supervisory Board is entrusted with supervising and advising the Executive Board regarding management of the Company and overseeing Aegon’s strategy and the general course of its businesses.The Supervisory Board consisted of eight members as per December 31, 2021. Members of the Supervisory Board are appointed by the shareholders at the General Meeting of Shareholders. Aegon aims to ensure that the composition of the Company’s Supervisory Board is in line with Aegon’s diversity policy and is as such well-balanced in terms of professional background, geography, gender and other relevant aspects of the diversity policy. The Supervisory Board has the following committees:

◆	Audit Committee;
◆	Risk Committee;
◆	Remuneration Committee; and
◆	Nomination and Governance Committee.

These committees are exclusively comprised of Supervisory Board members and deal with specific issues related to Aegon’s financial accounts, risk management, executive remuneration and appointments.

In addition to the corporate bodies, described above, Aegon has in place a number of key functions, as required under Solvency II. These key functions are described below, in the section Control environment.

For the composition of and changes in the Supervisory Board, Executive Board and Management Board, refer to section B. System of governance.

Risk management

Aegon’s risk management framework is designed and applied to identify and manage potential events and risks that may affect Aegon. This is established in the Enterprise Risk Management (ERM) framework, which aims to identify and manage individual and aggregate risks within Aegon’s risk tolerance in order to provide reasonable assurance regarding the achievement of Aegon’s objectives. The ERM framework applies to all businesses of Aegon for which it has operational control. Aegon’s businesses are required to either adopt the Group level ERM framework directly, or tailor it to local needs, while meeting the requirements of the Group level ERM framework. Aegon’s ERM framework is based on a well-defined risk governance structure. In addition to the Supervisory, Management and Executive Boards, the risk governance structure includes the following committees:

◆	Group Risk & Capital Committee and its sub-committees; and
◆	Regional Risk & Capital Committees.

Control environment

Aegon’s Solvency II control system consists of appropriate administrative and accounting procedures, an internal control framework, appropriate reporting arrangements, as required by regulation. Furthermore, Aegon’s control environment consists of a risk management function, an actuarial function, a compliance function and an internal audit function. The internal control system serves to facilitate compliance with applicable laws, regulation and administrative processes, and it provides for an adequate control environment including appropriate control activities for key processes. The actuarial function takes accountability for the coordination of the calculation of the technical provisions, the assessment of the adequacy and reliability of those technical provisions, together with the assessment of the appropriateness of the overall underwriting policy, and the adequacy of the reinsurance arrangements. The actuarial function also contributes to the effective implementation of the risk management system. Aegon’s internal audit function is independent from operational functions, including in performing its duties in evaluating the effectiveness of Aegon’s internal control system.

Full details on the Aegon’s system of governance are described in section B. System of governance.

Aegon Solvency and Financial Condition Report Group 2021

7	Summary Summary

C. Risk profile

As an insurance group, Aegon accepts and manages risks for the benefit of its customers and other stakeholders. Aegon’s risk management and control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the Company’s strategy. The targeted risk profile is determined by customer needs, Aegon’s competence to manage the risk, Aegon’s preference for this risk, and whether there is sufficient capacity to take the risk. Aegon targets a balance between financial market, credit risks and underwriting risks. The targeted risk profile is set at Aegon Group level and developed in more detail within the subsidiaries where business is written. Aegon’s risk strategy provides direction for the targeted Aegon risk profile while supporting Aegon’s business strategy. Aegon is exposed to a range of underwriting, market, credit, liquidity and operational risks.

The most significant financial risks Aegon faces are related to financial markets (particularly credit, equity and interest rates), and underwriting risks (particularly related to mortality, morbidity and policyholder behavior).

Financial markets saw equity markets generally finding higher levels during 2021. Interest rates increased considerably in the United States compared with the low levels seen during 2020, whereas credit spreads remained relatively stable over the year.

Material movements in Aegon’s risk profile during 2021 include:

◆	Aegon calls USD 250 million in perpetual capital securities in line with the target to reduce gross financial leverage;
◆	Transamerica launches a program, offering certain variable annuity customers a lump-sum payment in return for surrendering their policies, to reduce financial market exposure and release capital;
◆	Transamerica reinsures a portfolio of universal life secondary guarantee policies with Wilton Re, which reduces its exposure to mortality risk and policies with a large face amount;
◆	Transamerica expands its dynamic hedging program to the legacy variable annuities portfolio to stabilize economic cash flows and reduce economic sensitivities to equity and interest rate risks;
◆	Aegon reinsures an additional part of its longevity exposure in the Netherlands (NL Life) with Reinsurance Group of America, improving its risk profile;
◆	Installment of inflation hedges in Aegon the Netherlands;
◆	De-risking of employee pension schemes in Aegon UK and Transamerica.

The following table provides a quantitative representation of the key risks of the AC (Accounting Consolidation) part of Aegon Group on the basis of the Solvency II framework, split between risks determined using the SF (Standard Formula) and IM (Internal Model), and the D&A (Deduction & Aggregation) and OFS (Other Financial Sector) SCR as one amount.

Aegon Solvency and Financial Condition Report Group 2021

8	Summary Summary

Composition of Group SCR

Amounts in EUR millions		2021	2020
SFCR section	QRT S.25.02.22
C.2 Market risk	Market Risk (SF)	1,140	1,077
	Market Risk (IM)	3,027	2,896
C.3 Credit risk1)	Counterparty default risk (SF)	161	286
	Counterparty default risk (IM)	49	10
C.1 Underwriting risk	Life underwriting risk (SF)	1,224	1,242
	Life underwriting risk (IM)	2,222	2,831
	Health underwriting risk (SF)	281	288
	Health underwriting risk (IM)	-	-
	Non-life underwriting risk (SF)	128	126
	Non-life underwriting risk (IM)	-	-
C.5 Operational risk	Operational risk (SF)	310	333
	Operational risk (IM)	330	348
E.2.1 Solvency Capital Requirement	LAC-DT	(998)	(716)
	Total undiversified components	7,875	8,721
	Diversification	(3,080)	(3,508)
	PIM SCR after diversification (AC only)	4,795	5,213
	Capital requirements for D&A and OFS	4,431	4,260
	Group PIM SCR	9,226	9,473
1

To align with the SCR in QRT S.25.02.22 and section E, Aegon will only discuss counterparty default risk (as defined in the Delegated Regulation) in section C3.3. More generally, Aegon considers the term ‘credit risk’ to also include spread risk, migration risk and default (market risk concentration) risk relating to financial investments. To keep this alignment with QRT S.25.02.22 consistent throughout the SFCR, these other components of credit risk are discussed instead in section C.2 Market risk.

Aegon Group’s Partial Internal Model (PIM) net SCR amounted to EUR 9,226 million on December 31, 2021, which was a decrease of EUR 247 million compared to the net SCR on December 31, 2020 of EUR 9,473 million. The net SCR decrease was mainly driven by the following movements:

◆	Market risk (SF) increased by EUR 63 million driven by an increase in equity risk as a result of higher equity markets causing an increase in the symmetric adjustment[1] for equity risk under the standard formula, and by an increase in Own Funds for the US non-regulated entities;
◆	Market risk (IM) increased by EUR 131 million mainly due to increased equity risk given the higher exposure to equity markets, particularly for SE plc;
◆	The changes in counterparty default risk for IM and SF (decrease of EUR 86 million) are a result of capturing some of Aegon UK’s counterparty default risk under the IM rather than the SF at Group level from 2021 following Brexit, whilst reflecting the fact that some of the risk is borne by policyholders;
◆	Life underwriting risk (IM) decreased by EUR 609 million, mainly due to reduced longevity risk following a reinsurance transaction of NL Life, and model updates;
◆	There were minor changes in life, health and non-life underwriting risk (all SF) and operational risk (both SF and IM)
◆	The loss absorbing capacity of deferred taxes (LAC-DT) increased (which decreases net SCR) by EUR 282 million. The increase is mainly caused by a higher LAC-DT factor applied in the Netherlands and a change in tax rate in the UK;
◆	The diversification benefit amount decreased by EUR 428 million (which increases the net SCR). This was mainly driven by the decrease in gross SCR of the life underwriting risk (IM) and increase in market risk (IM), leading to lower diversification between these risks;
◆	The SCR for D&A and OFS entities increased by EUR 171 million, mainly due to new business strain in China and Aegon Asset Management, and higher capital requirements related to the UK employee pension scheme. Note that there is a decrease in SCR for the US RBC entities in US dollar terms, driven by a change in hedging strategy and release of inforce SCR, but in euro terms there is minimal movement as the euro depreciated against the US dollar.

Full details on Aegon’s risk profile are described in section C. Risk profile.

1	The symmetric adjustment is designed to reduce procylicality by increasing/decreasing the equity shock in the standard formula when equity markets are up/down compared to their 3-year historic average

Aegon Solvency and Financial Condition Report Group 2021

9	Summary Summary

D. Valuation for solvency purposes

Solvency II valuation principles

Aegon values its Solvency II balance sheet items on a basis that reflects their economic value. Where the fair value under IFRS as adopted by the EU (EU-IFRS) is consistent with Solvency II requirements, Aegon follows EU-IFRS for valuation of its assets and liabilities.

The reconciliation of Excess of Assets over Liabilities (Solvency II basis) and Shareholders’ Equity (EU-IFRS basis) can be summarized as follows:

◆	Revaluation differences mainly on assets and liabilities using a method other than fair value in the EU-IFRS balance sheet;
◆

Differences in scope, where Aegon’s Non-EEA (re)insurance entities, except Aegon UK, are aggregated based on the Deduction & Aggregation method and the net asset values are represented in the line Participation on Aegon’s Solvency II economic balance sheet; and

◆

De-recognition of items that are admissible on the EU-IFRS statement of financial position, but not under Solvency II, for instance deferred expenses (including deferred policy acquisition costs), goodwill and other intangible assets.

Long-term guarantees

Aegon applies the matching adjustment in Aegon UK, which has a positive impact to the Group Own Funds of EUR 23 million as of December 31, 2021 (2020: EUR 30 million) and reduces the Group solvency capital requirement by EUR 60 million (2020: EUR 64 million reduction). The matching adjustment methodology has been approved by the UK regulator.

In addition, Aegon applies a volatility adjustment in Aegon the Netherlands, Aegon UK and Aegon Spain, which has a positive impact on the Group Own Funds of EUR 244 million (2020: EUR 453 million) and reduces the Group solvency capital requirement by EUR 1,262 million (2020: EUR 1,468 million).

The combined impact of the matching adjustment and the volatility adjustment on the Group Solvency II ratio is 29%-points (2020: 32%-points).

Full details on the reconciliation between Aegon’s economic balance sheet based on Solvency II and consolidated financial statements based on EU-IFRS are described in section D. Valuation for solvency purposes.

E. Capital management

Key Solvency II figures

During 2021, Aegon Group and all the entities within the Group that are on a solo level subject to Solvency II capital requirements (including Aegon UK) continued to comply with the MCR and SCR requirements. In the following tables the key Solvency II figures for Aegon are presented as at December 31, 2021:

Aegon Group capital position

Amounts in EUR millions	2021	1)	2020
Group Own Funds	19,431		18,582
Group PIM SCR	9,226		9,473
Group Solvency II ratio	211%		196%
Group Solvency II ratio (Matching Adjustment set to zero)	209%		195%
Group Solvency II ratio (Volatility Adjustment set to zero)	184%		166%
Group Solvency II ratio (excluding transitional measures)	211%		196%
Group Solvency II ratio (excluding Long-term guarantees and transitional measures)	182%		164%
Group Eligible Own Funds to meet minimum consolidated group SCR	8,816		7,888
Minimum consolidated Group SCR	2,304		2,326
Group MCR ratio2)	383%		339%
1	The Solvency II ratios are not final until filed with the respective supervisory authority.
2	Ratio of Group Eligible Own Funds to meet the minimum consolidated Group SCR.

Aegon Solvency and Financial Condition Report Group 2021

10	Summary Summary

Solvency II Group Own Funds	2021			2020
Amounts in EUR millions	Available Own Funds	Eligible Own Funds	Eligible Own Funds to meet minimum con- solidated Group SCR	Available Own Funds	Eligible Own Funds	Eligible Own Funds to meet minimum consolidated Group SCR
Unrestricted Tier 1	14,044	14,044	6,979	12,971	12,971	6,016
Restricted Tier 1	2,364	2,364	1,377	2,571	2,571	1,408
Tier 2 Own Funds	2,348	2,348	461	2,340	2,340	465
Tier 3 Own Funds	675	675	-	700	700	-
Total Own Funds	19,431	19,431	8,816	18,582	18,582	7,888

Aegon Group Eligible Own Funds amounted to EUR 19,431 million on December 31, 2021 (2020: EUR 18,582 million). The increase of EUR 849 million in Own Funds since December 31, 2020, was mostly driven by the positive impact from expected return on inforce business and market impacts. The positive impact was partly offset by claims experience in the Americas due to COVID-19, and the negative impact on Own Funds resulting from management actions.

Aegon’s Group PIM SCR amounted to EUR 9,226 million on December 31, 2021 (2020: EUR 9,473 million). The SCR decreased by EUR 247 million compared to December 31, 2020. This decrease was mainly the result from the release of required capital of in force business, partially offset by the need to setup SCR for new business, the impact from management actions - notably the reinsurance of longevity risk for NL Life - and model and assumption changes. There were partial offsets from market impacts and a lower benefit of group diversification. As a result of the above changes in Eligible Own Funds and PIM SCR, the Group Solvency II ratio increased by 15%-points to 211% in 2021.

Aegon uses 150% of the local Risk-Based Capital (RBC) Company Action Level as the Solvency II SCR equivalent for including the United States life insurance and reinsurance entities into the Group solvency calculation, and in addition, reducing Own Funds by an amount equal to 100% RBC Company Action Level requirement to reflect transferability restrictions. The United States conversion methodology is subject to periodic review and approval by DNB. Aegon allocates centrally issued subordinated debt between the AC and D&A parts of the group on an Available Own Funds basis.

The Solvency II capital ratios of the Group and Aegon the Netherlands do not include the impact of any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as any potential liability cannot be reliably quantified at this point.

Full details on Aegon’s Available and Eligible Own Funds are described in section E.1 Own Funds, and Aegon’s PIM SCR is described in section E.2.1 Solvency capital requirement.

Management of capital

Aegon’s capital management framework is based on adequate capitalization of its operating units, Cash Capital at Holding and leverage.

Adequate capitalization levels have been defined as sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to transfer funds, Aegon established an operating level of capital in each of the units, 150% SCR for Solvency II units and 400% RBC Company Action Level in the United States, which includes additional capital in excess of regulatory capital requirements. Aegon manages capital in the units to their respective operating levels.

The regulatory capital requirement, minimum dividend payment level, operating level and actual capitalization for Aegon’s main operating units at December 31, 2021, are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization
US RBC ratio	100%	350%	400%	426%
NL Life Solvency II ratio	100%	135%	150%	186%
Scottish Equitable Plc (UK) Solvency II ratio	100%	135%	150%	167%

Aegon Solvency and Financial Condition Report Group 2021

11	Business and performance Business

A. Business and performance

A. 1 Business

A. 1.1 Overview

Aegon is an integrated, diversified, international financial services group. Aegon offers investment, protection, and retirement solutions, always with a clear purpose: Helping people live their best lives.

Aegon’s common shares are listed on Euronext Amsterdam and the New York Stock Exchange. Aegon’s main operating units are separate legal entities that operate under the laws of their respective countries. These legal entities are directly or indirectly held by three intermediate holding companies incorporated under Dutch law: Aegon Europe Holding B.V., the holding company for all European activities; Aegon International B.V., which serves as a holding company for the Aegon Group companies of all non-European countries; and Aegon Asset Management Holding B.V., the holding company for a number of its asset management entities.

Aegon’s financial results are impacted by a number of external factors, including demographic trends, market conditions and regulation. Furthermore, the business is affected by corporate actions taken by the Group, including acquisitions, disposals and other actions in order to achieve Aegon’s strategy. The key significant business events or other events that have occurred over the reporting period that have had a material impact on Aegon are mentioned in the summary of section A.

A.1.2 Regulators and auditor

The supervisory authority responsible for Solvency II group supervision of Aegon Group and for supplementary group supervision in accordance with the EU Financial Conglomerates Directive (FCD) is:

De Nederlandsche Bank (DNB), the Dutch Central Bank

Address: Spaklerweg 4, 1096 BA Amsterdam

Telephone: +31(0)20 524 91 11

PricewaterhouseCoopers Accountants N.V. is Aegon’s external auditor.

PricewaterhouseCoopers Accountants N.V.

Address: Thomas R. Malthusstraat 5, 1066 JR, Amsterdam

Telephone: +31 (0)88 792 00 20

Aegon Solvency and Financial Condition Report Group 2021

12	Business and performance Business

A. 1.3 Holders of qualifying holdings

A qualifying holding means a direct or indirect holding in Aegon N.V., which represents 10% or more of the capital or of the voting rights or which makes it possible to exercise a significant influence over the management of Aegon N.V. Only Vereniging Aegon qualifies based on this definition.

Vereniging Aegon, is a Dutch association located in The Hague, the Netherlands, with a special purpose to protect the broader interests of Aegon N.V. and its stakeholders. On December 31, 2021, Vereniging Aegon, Aegon’s largest shareholder, held a total of 301,774,161 common shares and 538,250,640 common shares B.

Under the terms of the 1983 Merger Agreement as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%. In the absence of a ‘Special Cause’ Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As ‘Special Cause’ qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If Vereniging Aegon, acting at its sole discretion, determines that a Special Cause has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging Aegon retains full voting rights on its common shares B for a period limited to six months. Vereniging Aegon would, for that limited period, command 32.6% of the votes at a General Meeting of Shareholders. Accordingly, at December 31, 2021, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 15.39%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, to 32.6%, for up to six months.

A.1.4 Aegon’s Group structure

Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:

◆	Americas: one operating segment which covers business units in the United States and Brazil, including any of the units’ activities located outside these countries;
◆	The Netherlands: which covers businesses activities from Aegon the Netherlands;
◆	United Kingdom: which covers businesses activities from platform business and traditional insurance in the United Kingdom;
◆	International: one operating segment which covers businesses operating in Hong Kong, Singapore, China, India, Indonesia, Hungary, Poland, Turkey, Romania, Spain and Portugal including any of the units’ activities located outside these countries;
◆	Asset Management: one operating segment which covers business activities from AAM Global Platforms and Strategic Partnerships;
◆	Holding and other activities: one operating segment which includes financing, employee and other administrative expenses of holding companies.

For more information on Aegon’s governance structure, please see section B.1.1. Corporate Governance.

A.1.5 List of material related undertakings

The principal subsidiaries of the parent company Aegon N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, pensions, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.

On November 29, 2020, Aegon agreed to sell its insurance, pension, and asset management businesses in Hungary, Poland, Romania, and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) for EUR 830 million, of which EUR 35 million was received by Aegon in the form of net remittances in 2021. As a result of the transaction, the Group Solvency II ratio is estimated to improve by approximately 8 percentage points. Based on the balance sheet position at December 31, 2021, a book gain amounting to EUR 266 million is expected, which includes a loss of EUR 204 million related to the foreign currency translation reserve, which will be reclassified from Other Comprehensive Income into the income statement. As a result of this transaction, IFRS equity is expected to increase by EUR 470 million. The closing of the transaction is subject to local regulatory and competition approvals customary for transactions of this nature. On March 23, 2022, Aegon announced that it completed the divestment of its Hungarian businesses. In April 2022 Aegon also completed the divestment of its Turkish businesses. Reference is made to section E.6 for more information.

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On February 28, 2021, Aegon successfully completed the divestment of Stonebridge, a UK-based provider of accident insurance products to Global Premium Holdings group, part of Embignell group. Under the terms of the agreement, Aegon sold Stonebridge for a consideration of approximately GBP 60 million (EUR 65 million), consisting of the purchase price and dividends related to the transaction. This excludes a contingent consideration of up to GBP 10 million. The transaction had no material impact on Aegon’s capital position and results.

For information on the material differences between the scope of the group used for the consolidated financial statements and the scope for the consolidated data used for the Group Solvency calculation, see section D, Valuation of Solvency Purposes, and section E.1.4, Difference between Solvency II Own Funds and EU-IFRS shareholders’ equity.

Americas

◆	Transamerica Corporation, Wilmington, Delaware (United States);
◆	Transamerica Casualty Insurance Company, Cedar Rapids, Iowa (United States);
◆	Transamerica Financial Life Insurance Company, Harrison, New York (United States);
◆	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States);
◆	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil) (55%, voting rights 50%).

The Netherlands

◆	Aegon Bank N.V., The Hague;
◆	Aegon Cappital B.V., Groningen;
◆	Aegon Hypotheken B.V., The Hague;
◆	Aegon Levensverzekering N.V., The Hague;
◆	Aegon Schadeverzekering N.V., The Hague;
◆	Aegon Spaarkas N.V., The Hague;
◆	Nedasco B.V., Amersfoort;
◆	Robidus Groep B.V., Zaandam;
◆	TKP Pensioen B.V., Groningen;
◆	AMVEST Vastgoed, Utrecht (50%);
◆	AMVEST Living & Care Fund, Amsterdam (50%);
◆	AMVEST Development Fund, Amsterdam (50%);
◆	AMVEST Residential Core Fund, Amsterdam (29%);
◆	N.V. Levensverzekeringmaatschappij ‘De Hoop’, The Hague (33%);
◆	OB Capital Cooperatief U.A., Schiphol (95%; Aegon does not have control to direct the daily activities of the company).

United Kingdom

◆	Aegon Investment Solutions Ltd., Edinburgh;
◆	Aegon Investments Ltd., London;
◆	Scottish Equitable plc, Edinburgh;
◆	Cofunds Limited, London.

International

◆	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság, Budapest (Aegon Hungary Composite Insurance Co.);
◆	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna, Warsaw (Aegon Poland Life);
◆	Aegon Powszechne Towarzystwo Emerytaine Spólka Akcyjna, Warsaw (Aegon Poland Pension Fund Management Co.);
◆	Aegon Emeklilik ve Hayat A.Ş., Istanbul (Aegon Turkey);
◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A., Cluj (Aegon Romania Pension Administrator Co.);
◆	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain);
◆	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda);
◆	Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain) (51%);
◆	Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain) (51%);
◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain) (50%);
◆	Aegon Santander Portugal Năo Vida – Companhia de Seguros S.A., Lisbon (Portugal) (51%);
◆	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal) (51%);
◆	Aegon THTF Life Insurance Co., Ltd., Shanghai (China) (50%);
◆	Aegon Life Insurance Co. ltd (India) (49%).

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Asset Management

◆	Aegon USA Investment Management, LLC, Cedar Rapids (United States);
◆	Aegon USA Realty Advisors, LLC, Des Moines (United States);
◆	Aegon Asset Management Holding B.V., The Hague (The Netherlands);
◆	Aegon Investment Management B.V, The Hague (The Netherlands);
◆	Aegon Asset Management UK plc, Edinburgh (United Kingdom);
◆	Aegon Industrial Fund Management Co., Ltd, Shanghai (China) (49%);
◆	La Banque Postale Asset Management, Paris (France) (25%).

For a complete list of related undertakings, please refer to QRT S.32.01.22 - Undertakings in scope of the Group. Aegon does not have any significant branches in the meaning of Article 354(1) of the Solvency II directive.

A.1.6 Material lines of business and material geographical areas

Below is an overview, region by region, of the material lines of business that they provide.

Americas

Aegon has designated the US as a core market, with Transamerica’s businesses organized into Strategic Assets and Financial Assets.

Strategic Assets are those that are considered to have a greater potential for an attractive return on capital and growth. In Workplace Solutions, Transamerica is focused on small to mid-sized retirement plan administration, employee benefits, stable value solutions and the Transamerica Advice Center. It also continues to operate in the retirement plan administration market for large employers. In addition, Workplace Solutions provides value-added services, such as Managed Advice® and its proprietary investment solutions. In Individual Solutions, Transamerica focuses on select life insurance and investment products, including term life insurance, final expense whole life insurance, and indexed universal life insurance, as well as mutual funds and individual retirement products, like accumulation variable annuities (VA) with limited interest rate sensitivity.

Several Transamerica product lines are considered Financial Assets, which are capital intensive with relatively low returns on capital employed. These are traditional VAs with interest rate sensitive guaranteed living benefits and death benefits; stand-alone individual long-term care (LTC) insurance; and fixed annuities. Transamerica ceased new sales of these products in the first half of 2021 and any future new sales for Financial Assets are limited, if any, and focused on products with higher returns and a moderate risk profile.

Life

Transamerica offers a comprehensive portfolio of protection solutions to customers in a broad range of market segments. Life products include term life (TL), universal life (UL), variable universal life (VUL), index universal life (IUL), and whole life insurance (WL).

Term life insurance

TL insurance provides death benefit protection without cash value accumulation. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period. Living benefit riders that provide accelerated benefits for critical illnesses or chronic conditions are available on term insurance.

Universal life insurance

UL insurance is flexible permanent life insurance that offers death benefit protection together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policyholder can adjust the frequency and amount of premium payments, as long as sufficient premiums are accumulated in the policy’s account value to cover charges in the month that follows, which are called ‘monthly deductions’. Some versions of this product have ‘secondary guarantees.’ These maintain life insurance coverage when the cash value is insufficient, as long as the customer pays a specified minimum premium.

Variable universal life insurance

VUL insurance is permanent life insurance that offers both a death benefit and cash value accumulation potential with financial market participation. The premium amount for VUL insurance is flexible and may be changed by the policyholder within contract limits. Coverage amounts may change as well. The investment feature usually includes ‘sub-accounts,’ which provide exposure to investments, such as stocks and bonds. This exposure increases cash value return potential, but also the risk of additional premium requirements or lower coverage amounts in comparison with a traditional, non-variable life insurance policy. Transamerica did not actively market VUL insurance in 2021 but may do so in the future.

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Index universal life insurance

IUL insurance provides permanent death benefit protection and cash value accumulation with flexible premium payments.

What distinguishes it from other types of permanent life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. It is an alternative to traditional UL - for which interest is credited at a fixed rate - and VUL, in which the cash value is directly exposed to market fluctuations. LTC riders and other living benefit riders are available on IUL products.

Whole life insurance

WL insurance provides permanent death benefit protection provided that the required premiums are paid, while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy. Among the WL insurance products offered is final expense WL insurance, which is intended to cover medical bills and burial expenses.

Accident & health

Transamerica offers supplemental health insurance and LTC insurance.

Supplemental health insurance

Supplemental health insurance products include accidental death and dismemberment, accidental injury, cancer, critical illness, disability, hospital indemnity, Medicare supplement, retiree medical, dental, vision, and supplemental medical expense indemnity issued by affiliated and/or unaffiliated insurance companies.

Long-term care insurance

LTC insurance products are a category of health insurance and provide benefits to policyholders that require qualified LTC services when they are unable to perform two or more specified activities of daily living or develop a severe cognitive impairment. LTC insurance helps protect against the high cost of LTC services, and it may also help families better manage the financial, health and safety issues associated with LTC. Transamerica offers a LTC rider on certain life insurance products and ceased offering a standalone product in the first half of 2021.

Mutual funds and Exchange Traded Funds (ETFs) and Collective Investment Trusts (CITs)

Mutual funds are professionally managed investment vehicles comprised of pooled money invested by numerous individuals or institutions. Such funds are invested in various underlying security types such as stocks, bonds, money market instruments, and other securities. Transamerica offers mutual funds that are focused on several different asset classes, including US equity, global/ international equity, fixed income, money markets and alternative investments, as well as asset allocation and target-date funds with combined equity and fixed income strategies. Transamerica mutual funds utilize the portfolio management expertise of asset managers across the industry in a sub-advised platform, using managers both affiliated with and not affiliated with Aegon. These managers are subject to a rigorous selection and monitoring due diligence process conducted by Transamerica Asset Management.

ETFs are a pooled investment vehicle for individual and institutional investors that combine some of the features of a mutual fund with the flexibility of allowing investors to trade throughout the day on an exchange. Transamerica offers a suite of managed-risk passive ETFs that seek to track the S&P Managed Risk 2.0 Indices marketed under the name DeltaShares. This Managed Risk strategy is applied to US Large Cap, Mid Cap, Small Cap, International Developed Equity and Emerging Market Equity Indices.

A CIT is a pooled investment fund, held by a bank or trust company, and generally available only to certain types of retirement plans and other institutional investors. Transamerica serves as the advisor to some of the CITs it offers, which are focused on several different asset classes including US equity, international equity, and fixed income. Transamerica also leverages the portfolio management expertise of asset managers across the industry.

Variable annuities

Variable annuities (VAs) allow the policyholder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance. Additional insurance guarantees, which are offered through riders, can be added to VAs, including guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of death. GLBs are intended to provide a measure of protection against market risk while the annuitant is alive. Different forms of GLBs are offered, such as guaranteeing an income stream for life and/or guaranteeing principal protection. While Transamerica discontinued sales of variable annuities with significant interest rate sensitive living and death benefits in the first quarter of 2021, it continues to offer variable annuities, including certain annuities with GLBs and GMDBs.

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Fixed annuities

Fixed annuities allow the policyholder to accumulate assets for retirement on a tax-deferred basis through periodic interest crediting and principal protection. Transamerica no longer allows new contracts of any fixed annuities as it ceased new sales of fixed indexed annuities in the first quarter of 2021. Premium additions on in force fixed annuities are allowed in some contracts; however, Transamerica’s fixed indexed annuity rider will no longer receive any premium deposits after the second quarter of 2022, as the contracts allow for additions only for one year after issue.

Retirement plans and IRAs

Comprehensive and customized retirement plan services are offered to employers across the entire range of defined benefit, defined contribution, and non-qualified deferred compensation plans for single employer plans, multiple employer plans (MEPs) and pooled employer plans (PEPs). Services are also offered to individuals rolling over funds from other qualified retirement funds or IRAs.

Retirement plan services, including administration, recordkeeping and related services are offered to employers of all sizes and to plans across all market segments with focus on small to mid-sized organizations. Transamerica also works closely with plan advisors and third-party administrators to serve their customers. Transamerica Retirement Solutions is a top-ten defined contribution record-keeper in the United States based on number of plan participants.

Plan sponsors have access to a wide array of investment options. Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track towards a funded retirement. Managed Advice® is a managed account option that plan sponsors can make available to participants that provides investment advice to participants using the plan’s slate of funds.

For individuals, retirement related services and products include IRAs, advisory services, and annuities as well as access to other financial insurance products and resources.

Stable value solutions

Transamerica’s Stable Value Solutions business offers synthetic guaranteed investment contracts (GICs) primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans and college savings plans. A synthetic GIC ‘wrapper’ is offered around fixed income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets and provides book value withdrawals for plan participants. Stable Value fixed annuity contracts are also available to certain types of qualified retirement plans as a participant investment option.

Brazil

Aegon has designated Brazil as a growth market. The Americas business in Brazil consists of a 54.9% economic interest, inclusive of 50% of voting common shares, in Mongeral Aegon Group (MAG Seguros), a Brazilian independent life insurer. MAG Seguros’ activities include a life insurance and pension company, an asset management company, a multi-sponsored pension fund, a liabilities management company for pension funds, and a longevity institute. MAG Seguros and Bancoob (Banco Cooperativo do Brasil) own Sicoob Seguradora de Vida e Previdência (Sicoob), a life insurance and pensions company that provides life insurance and pension products via the Sicoob system. The joint venture distributes products through Sicoob. Bancoob is a private commercial bank owned by the credit cooperative entities affiliated with the Sicoob system. Sicoob represents a key distribution channel for MAG Seguros, which serves over 4 million customers nationwide through over 4,000 brokers.

The Netherlands

Within the strategy of Aegon, Aegon the Netherlands is designated a core market, organized into Financial Assets and Strategic Assets.

The Life activities of Aegon the Netherlands are considered Financial Assets. Aegon has established a dedicated team to manage these businesses, which is responsible for maximizing its value through active in-force management, disciplined risk management and capital management actions. These actions are focused on protecting the capital position, increasing capital generation capital, and reducing expenses by outsourcing of the servicing of the life-books. Aegon selectively competes in the defined benefit market. This also includes supporting employers in their transition towards defined contribution solutions under the new pension agreement. In 2021, new life sales consisted mainly of immediate pensions annuities, indexations on existing group life contracts and risk insurance.

Strategic Assets are the businesses in which Aegon the Netherlands will invest to grow its customer base and increase margins. Aegon the Netherlands strategically focuses on the following business: Mortgages (Aegon Hypotheken), Banking (Knab); and Workplace solutions for employers. The last category consists of the following businesses: Aegon Cappital, TKP Pensioen, Aegon Schadeverzekering, Robidus and Nedasco.

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Life

Aegon the Netherlands’ Life entity (Aegon Levensverzekering) is managed as a Financial Asset. This means that the focus is on maximizing its value through active in-force management, disciplined risk management and capital management actions. These actions are focused on protecting the capital position, increasing capital generation capital, and reducing expenses by outsourcing of the servicing of the life-books.

Pensions

Interest rates have been low for an extended period of time, creating a shift from Defined Benefit (DB) pension plans to Defined Contribution (DC) pensions plans. In 2020, fundamental changes were proposed to the Dutch pension system. Although implementation is delayed from 2026 to 2027, these include that new pension accrual is only allowed in DC schemes. As Aegon the Netherlands offers DC schemes through a separate legal entity - Aegon Cappital - the consequence for Aegon Levensverzekering is that all of its Group pension products will become closed books.

Aegon the Netherlands will only selectively compete in the defined benefit market. This also includes supporting employers in their transition towards defined contribution solutions under the new pension agreement. Renewals of existing contracts are possible, but only if the renewal facilitates the existing customers in their transition to DC. In addition, Aegon Levensverzekering will continue to sell risk insurance and annuities that are closely linked to DC schemes. More detail on annuities is provided further below.

The Group DB products that remain on the balance sheet of NL Life are as following:

◆	Separate account group contracts with individually determined asset investment strategies, profit sharing and guarantees;
◆	Contracts with profit sharing based on a pre-determined interest rate;
◆	Traditional variable unit-linked products;
◆	DB subscriptions, a standardized product that offers a 1-year guarantee; and
◆	Contracts without profit sharing.

As the DB subscription product remains open for existing customers and, as some contracts have a due date in the future, there are still premiums received for these products. In addition, indexations remain possible for all of the Group DB products.

Annuities

The actively sold products in this category are simple payout annuities and variable annuities without guarantees. These products are linked to DC schemes in which participants build up their capital and are obliged, by law, to purchase an annuity at the pension date. Participants can choose between a guaranteed annuity - where all risks are borne by Aegon - or a variable annuity without investment guarantees, where all risks are borne by the participant. Given that a significant shift has been observed to DC schemes, these annuities are a natural driver of growth as they provide a solution for the payout phase. Annuity insurance also includes older products with guaranteed interest rates and profit sharing for which no new business is written.

Risk insurance

This category mainly includes the survivor’s pension insurance sold as a rider to DC pension schemes. Premiums are mainly paid by the employer and the product pays benefits to the spouse/children in the event of the death of the insured.

Endowment insurance

Endowment insurance includes several products that accumulate a cash value. Premiums are paid at inception or over the term of the contract. These products pay benefits on the policy maturity date, subject to survival of the insured. Most policies also pay death benefits should the insured die during the term of the contract. Minimum interest guarantees exist for all generations of endowment insurance products written, except for universal life products, for which premiums are invested solely in equity funds. These products are no longer being sold.

Mortgages

Aegon the Netherlands offers mainly annuity and linear residential mortgages, while also catering to consumers requiring interest only mortgage loans. Mortgage loans are originated both as investments for Aegon the Netherlands’ insurance and bank entities as well as distributed to third-party investors. Such investors are provided access to this high-quality asset class through the Aegon Dutch Mortgage Fund, Robuust (a third-party label where Aegon has the exclusive right to purchase and distribute the mortgages receivables), SAECURE (Aegon’s Dutch residential mortgage-backed securities program), Aegon Bank’s covered bond program, and various bespoke structures to tailor to investors’ needs. Investors value our mortgage offering for the attractive spread and low credit-loss experience through disciplined underwriting. Consumers and independent financial advisors choose Aegon mortgages for the high quality of service, reliable operations, and accessibility through the economic cycle.

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Banking

In 2021, Aegon completed the migration and integration of the Aegon Bank brand to the Knab brand. Knab is a fully online digital bank that went live in 2012. By integrating both operations and rationalizing product offerings, costs are lower, operations more efficient, and governance is unified. Knab continues to offer banking products like savings accounts and investments, as part of Aegon’s pension offerings in the Netherlands. In 2020, Banking was classified as a Strategic Asset and forms the gateway to individual retirement solutions.

Knab customer growth is geared towards fee-paying customers and products. Increasing efforts to deliver products and offer functionalities (e.g. Google pay, VAT savings) in a higher customer demand environment is key for retaining and acquiring new customers.

Workplace solutions

Non-life

Accident and Health

Aegon the Netherlands offers disability and sick leave products to employers that cover these payments for employees not covered by social security and where the employer bears the risk. For some forms of disability, employers can choose to use the social security system to insure these risks or opt out and seek private insurance, which Aegon also offers. Private insurance appeals to employers, because it offers a wider set of coverage options and therefore better tailor to the needs of the employer regarding the disability risk of their employees, and as a result helps reduce absenteeism and disability thanks to better reintegration efforts.

For individuals, Aegon the Netherlands offers a disability product mainly targeted at the growing self-employed market.

Property and Casualty (P&C)

Aegon the Netherlands has focused exclusively on retail lines in P&C insurance, offering products in the segments of property, motor, travel, legal assistance, private liability claims, pet insurance, and injury. The ambition for the P&C retail segment is to provide the best digital service in the Dutch P&C market while building long-lasting relationships with customers and distribution partners.

Through the service concepts, Aegon the Netherlands supports intermediaries with excellent digital processes to help their customers in the best possible way. This is done by stimulating performance at sustainable levels for customers, intermediaries, and the insurer. In addition to the intermediary market, Aegon the Netherlands has further developed digital and online capabilities, especially as the direct market has sustained a sizable share in the overall distribution in the past years, in particular for the Motor segment. The direct market includes sales via Aegon’s own website and affiliates, as well as through aggregator websites.

Aegon Cappital

Aegon Cappital is a low-cost provider of DC pension schemes offered through intermediary advisors. Aegon Cappital offers DC pension schemes in a standardized subscription-based model to small and medium enterprises and customized contracts for medium-to-large corporations. The model enables employers to choose from a variety of contribution tables and social security offsets, while remaining flexible for regulatory changes, such as changes in pension age or fiscal contribution limits. Savings premiums are invested in life cycle funds managed by Aegon Investment Management B.V

Aegon Cappital is one of the largest pension premium institutions (‘PPIs’) in the Netherlands and benefits considerably from economies of scale. The low interest rate environment, and the fundamental changes of the Dutch pension system as of January 1, 2027, will result in a continued shift to DC schemes.

PPIs cannot bear any investment or insurance risks on their offerings due to regulatory requirements. The schemes include disability and/or life insurance which are offered by partners Aegon Levensverzekering, Aegon Schadeverzekering and Elips Life AG, and the option for participants to buy deferred annuities offered by partner Aegon Levensverzekering. The main risks for Aegon Cappital are operational and regulatory risk.

TKP Pensioen, Robidus and Nedasco

TKP Pensioen is a top three player in the Dutch market for pension administration. TKP Pensioen administers pension rights for several large company and industry pension funds, as well as other pension providers such as premium pension institutions. Their customers – 67,000 employers representing 3.4 million participants – rely on TKP Pensioen for correct and timely pension payments, and clear and accessible pension information and communication. This ranges from the mandatory pension statements to customer contact and digital customer services.

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Robidus Groep advises corporations on the risks and associated costs of absenteeism and disability under Dutch social security legislation and acts as an insurance broker for income related insurances.

Nedasco is an intermediary service provider that is mainly active in non-life business domains.

United Kingdom

Aegon UK has both a modern fee-based investment ‘platform’ business, built organically and scaled through the acquisition of Cofund’s retail savings platform and BlackRock’s Workplace Defined Contribution business, and a ‘traditional insurance’ business.

Aegon UK’s platform business delivers a range of propositions through Retail and Workplace channels, together with protection products and an institutional trading platform business. This is supported by an investment solutions capability which allows customers to invest in proprietary Aegon funds, driving additional fee margin.

Aegon UK’s traditional insurance business consists of older contracts that are no longer actively marketed to new customers. An out-source relationship is in place with Atos to service and administer the book, building on an existing relationship, which has seen Atos successfully administer over 400,000 protection policies since 2016.

International

Aegon International consists of businesses in Central and Eastern Europe, the high-net-worth life insurance business and some smaller ventures in Asia and two growth markets, China and Spain & Portugal. As of 2022, International will include Brazil and be responsible for all three growth markets of Aegon.

Aegon International focuses on serving retail customers with individual life and different types of general, accident, and health insurances.

Life Insurance, Savings & Protection

Spain & Portugal’s life insurance business comprises of life savings and individual and group protection products, where individual life-risk and health products form the larger part of the business.

In Asia, Aegon provides a broad range of life insurance products, including unit-linked, universal life, and traditional life products. Over the past year, TLB has updated and diversified its product suite. Along with its enhanced flagship product of Universal Life Alpha Pro & Pro Century, its offerings now include the Genesis Indexed Universal Life (IUL) product, that provides a lower guarantee combined with a greater wealth accumulation potential, and the Trendsetter Ultra Term Life, designed for HNW personal and business protection.

In India, Aegon Life currently offers Group term plans, individual term plans and unit-linked life insurance plans.

In Hungary, Aegon offers primarily unit-linked and traditional savings products, which are frequently accompanied with riders that provide customers with additional financial support in the event of an accident, disability or hospitalization. Similarly, in Poland Aegon focuses on unit-linked and traditional life products. The Romanian branch currently sells term life insurance policies with guaranteed interest, with or without profit sharing component. In Turkey, Aegon focuses on Return on Premium (ROP) and savings life products, available in USD.

Health insurance

Health insurance is primarily offered as riders on life insurance policies in Spain and China and as a standalone health insurance in Turkey and Spain.

Pensions

In Spain, customers’ pension saving needs are serviced by the joint venture with Liberbank Life and Pensions and Aegon España through its managed pension funds.

Aegon’s pension business in CEE was impacted by reforms to the pension system in several countries during the past years. In 2021, Aegon was active in the (formerly mandatory) private pension market in Poland and Romania. In the voluntary pension market, Aegon was active in Hungary and Romania. In Turkey, Aegon is only servicing existing pension customers.

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20	Business and performance Business

General insurance

Aegon España has been offering general insurance products, mainly household protection, unemployment, accident, dependency and funeral insurance, since 2013 through its joint ventures with Banco Santander. Aegon Hungary also offers various non-life covers, mainly household and car insurance, in addition to some wealth and liability industrial risk and travel insurance. It is a market leader in home insurance in Hungary. Aegon THTF in China also offers short-term accident products.

Aegon Asset Management

Aegon Asset Management has three distinct business lines.

◆	Third-party business accounts for circa 53% of its Assets under Management (AuM). The main sources for this include third-party business where Aegon Asset Management distributes its investment strategies directly to its clients. The wholesale businesses typically sell collective investment vehicles (mutual funds) to customers through wholesale distributors and independent intermediaries. The asset classes are fixed income, equities, real assets and multi-asset & solutions with fund performance usually measured against a benchmark or peer group. The institutional businesses typically sell its services to large insurance companies, fiduciary managers and OCIO’s and pension funds. Aegon AM manages a full range of asset classes and manages the strategies against objectives, targets and risk profiles agreed with clients. It offers both absolute and relative return products.
◆	Affiliates source third-party business where Aegon AM manages funds for Aegon insurers and retirement companies. These funds have various legal structures and performance is usually measured against a benchmark or peer group. The main asset classes include fixed income, equities, real estate, and multi-asset.
◆	The Aegon general account is the third source, this consists of funds held on the balance sheet of Aegon insurance companies to back policyholder liabilities, typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and real assets. Furthermore, Aegon AM manages the general account derivatives book of Aegon the Netherlands.

A.1.7 Results of operations

The following table includes our operating results for the year ended December 31, 2021, including certain comparative discussion on our operating results for the year ended December 31, 2020. The information on the following tables also includes the non-EU-IFRS financial measure operating result before and after tax.

The reconciliation from operating result before tax to the net result, being the most comparable EU-IFRS measure, is presented in note 5 of the Integrated Annual Report 2021. Aegon believes that these non-EU-IFRS measures provides meaningful supplemental information about the operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses.

Please note that the following tables have been updated compared to the 2020 SFCR reflecting a change in the naming convention and measurement of Aegon’s primary performance measure. Aegon has changed the naming convention of its primary performance measure to improve alignment with industry practice and the way in which Aegon manages its business. As of 2021, Aegon no longer refers to underlying earnings before tax for segment reporting purposes, instead Aegon refers to Operating result. Furthermore, Aegon introduced a new grouping of non-operating result which is the sum of Fair value items, Realized gains and losses on investments, and Net impairments. Other income / charges remains a separate category outside of Aegon’s operating result. In addition, Aegon has changed the measurement of its operating result from January 1, 2021. Reference is made to note 5 ‘Segment information’ section Change in measurement of performance measure on page 177 of Aegon’s Integrated Annual Report 2021.

Where applicable, comparative numbers have been restated enabling a like for like comparison.

Aegon Solvency and Financial Condition Report Group 2021

21	Business and performance Business

Results 2021 (EU-IFRS)

Operating result geographically

Amounts in EUR millions	2021	2020	%

Operating result after tax	1,582	1,425	11

Tax on operating result	324	285	14

Operating result geographically

Americas	788	792	-

The Netherlands	755	665	13

United Kingdom	184	144	28

International	145	164	(12)

Asset Management	253	182	39

Holding and other activities	(219)	(237)	8

Operating result	1,906	1,710	11

Fair value items	432	(421)	n.m.
Gains / (losses) on investments	446	150	196
Net impairments	53	(237)	n.m.
Other income / (charges)	(780)	(1,239)	37
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	2,056	(37)	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	78	47	64
Income tax	(355)	92	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(78)	(47)	(64)
Net result	1,701	55	n.m.

Operating expenses	3,775	3,852	(2)
of which addressable expenses	2,903	2,986	(3)

New life sales
Amounts in EUR millions	2021	2020	%
Americas	430	380	13
The Netherlands	74	92	(19)
United Kingdom	31	33	(7)
International	151	233	(35)
Total recurring plus 1/10 single	686	737	(7)

Amounts in EUR millions	2021	2020	%
New premium production accident and health insurance	170	180	(6)
New premium production general insurance	96	126	(23)

Gross deposits (on and off balance)
Amounts in EUR millions	2021	2020	%
Americas2)	32,861	36,359	(10)
The Netherlands	19,902	16,399	21
United Kingdom	24,764	8,599	188
International	26	320	(92)
Asset Management1)	157,290	135,375	16
Total gross deposits2)	234,843	197,053	19
[1]	Includes deposits from Third-Party and Strategic Partnerships only.
[2]

Retirement Plans deposits for previous reporting periods have been updated to correct for a double count of intra-plan transfers. Account balances have not been impacted, as there was an offset in the market attribution. The cumulative adjustment for 2020 amounted to EUR (1,461) for gross and net deposits and the equal and opposite amount for market impacts.

Aegon Solvency and Financial Condition Report Group 2021

22	Business and performance Business

Net deposits (on and off balance)

Amounts in EUR millions	2021	2020	%
Americas2)	(17,469)	(19,461)	(10)
The Netherlands	(273)	1,758	n.m.
United Kingdom	10,228	(3,587)	n.m.
International	3	155	(98)
Asset Management1)	12,885	5,912	118
Total net deposits / (outflows)2)	5,374	(15,223)	n.m.
[1]	Includes deposits from Third-Party and Strategic Partnerships only.
[2]

Retirement Plans deposits for previous reporting periods have been updated to correct for a double count of intra-plan transfers. Account balances have not been impacted, as there was an offset in the market attribution. The cumulative adjustment for 2020 amounted to EUR (1,461) for gross and net deposits and the equal and opposite amount for market impacts.

Worldwide revenues geographically 2021

Amounts in EUR millions	Ameri- cas	The Nether- lands	United Kingdom	Interna- tional	Asset Manage- ment	Holding, other activi- ties and elimina- tions	Seg- ment total	Associ- ates and Joint Ven- tures elimina- tions	Consoli- dated
Total life insurance gross premiums	7,108	1,323	4,613	1,181	-	-	14,225	(825)	13,400
Accident and health insurance premiums	1,273	254	3	179	-	-	1,709	(67)	1,643
General insurance premiums	—	136	-	432	-	-	569	(168)	401
Total gross premiums	8,381	1,713	4,616	1,793	-	-	16,504	(1,060)	15,444

Investment income	2,910	2,088	1,691	360	12	(19)	7,042	(75)	6,967
Fees and commission income	1,920	300	223	59	800	(183)	3,120	(335)	2,785
Other revenue	11	-	-	2	2	12	27	(15)	13
Total revenues	13,222	4,101	6,531	2,215	814	(190)	26,693	(1,484)	25,209
Number of employees, including agent employees	7,675	3,534	2,476	6,590	1,675	321	22,271	-	-

Net results

The 2021 net result amounted to EUR 1,701 million and was driven by the operating result of EUR 1,906 million. Non-operating items amounted to a gain of EUR 930 million in 2021, whereas a loss of EUR 508 million was recorded in 2020. The improvement in Non-operating items in 2021 resulted mostly from positive fair value items and increased realized gains on investments, while 2020 reflected the adverse economic impact from the COVID-19 pandemic. Fair value items amounted to EUR 432 million in 2021 and were mainly driven by positive revaluations from real estate and private equity investments in the Americas. Realized gains on investments were EUR 446 million in 2021 and were primarily due to asset sales in the Americas, in part to fund investments in long-duration assets as part of the interest rate risk management plan. Net recoveries – mainly related to the unsecured loan portfolio of the Bank in the Netherlands – amounted to EUR 53 million in 2021. Other charges in 2021 amounted to EUR 780 million, compared with EUR 1,239 million in 2020. Other charges in 2021 were mainly driven by management actions to release capital and increase the predictability of capital generation from the US variable annuity business. The profit before tax in 2021 amounted EUR 2,056 million. After the tax charge of EUR 355 million, the net result for 2021 amounted to EUR 1,701 million. The effective tax rate in 2021 was 17%, and reflects regular tax exempt income items and the use of tax credits.

Operating results

Aegon’s operating result increased by 11% compared with 2020 to EUR 1,906 million in 2021. Adverse claims experience in the US was more than offset by increased fees from higher equity markets, the positive contribution from business growth and lower expenses driven by expense savings initiatives, leading to higher operating result in all other units, except International. This latter was driven by the reclassification of the 2021 result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business

◆	The Americas’ operating result in 2021 decreased by 1% compared with 2020 to EUR 788 million as favorable morbidity experience in Long-Term Care and the impact of favorable market performance in Mutual Funds, Variable Annuities and Retirement Plans and lower expenses largely offset the impact of adverse mortality in the Life business and unfavorable currency movements.

Aegon Solvency and Financial Condition Report Group 2021

23	Business and performance Business

◆	Operating result from the Netherlands increased by 13% compared with 2020 to EUR 755 million in 2021. The increase in the operating result reflects the benefits from expense savings, business growth and an improved investment margin in the Life segment.
◆	In the United Kingdom, the operating result rose by 28% compared with 2020 to EUR 184 million in 2021. The increase in operating result was mainly driven by higher fee revenues from the growth of the platform business and favorable equity markets, and provision releases along with lower expenses, which more than offset the impacts from the loss of earnings due to the sale of Stonebridge and the gradual run-off of the traditional product portfolio.
◆	The operating result from International decreased by 12% compared with 2020 to EUR 145 million in 2021. The decrease reflects the reclassification of the result of Aegon’s businesses in Central & Eastern Europe from operating result to Other income, following the announced divestment of the business. Adjusted for this, International’s operating results increased when compared with 2020, driven by higher results in Spain & Portugal, China and TLB. This reflects portfolio growth in Spain & Portugal and China, and favorable claims experience.
◆	The operating result from Asset Management increased by 39% compared with 2020 to EUR 253 million in 2021. This increase was mainly driven by higher management fees as a result of net deposits and favorable markets.
◆	The operating result for Holdings and other activities amounted to a loss of EUR 219 million in 2021 compared with a loss of EUR 237 million in 2020. This is mainly due to a one-time charge in 2020.

Operating expenses

Operating expenses decreased by 2% compared with 2020 to EUR 3.8 billion in 2021. This decrease primarily reflects a reduction in addressable expenses, which decreased by 3% compared with 2020 to EUR 2.9 billion. The reduction in addressable expense savings reflects the benefits from expense savings initiatives across the Group. All business units showed a reduction in addressable expenses compared with 2020, except for Asset Management. The latter was mainly driven by accruals of performance-related compensation.

Sales

Net deposits in 2021 amounted to EUR 5.4 billion, whereas in 2020 net outflows of EUR 15.2 billion were recorded. The improvement was due to the United Kingdom and Asset Management. In the United Kingdom, this was mainly driven by the Institutional business – which can be lumpy – while Retail and Workplace contributed positively as well. For Asset Management, this was mainly the result of net deposits from the Global Platforms, driven by net deposits in the fixed income platform. Net outflows in the Americas were mainly caused by Retirement Plans due to outflows in the low-margin Large-Market segment. Individual Solutions saw outflows from Variable and Fixed Annuities following product exits as these books mature. Net outflows in the Netherlands were driven by the Bank, and mainly resulted from Aegon’s decision to stop offering savings products to non-fee-paying customers.

New life sales in 2021 decreased by 7% compared with 2020 to EUR 686 million. Higher new life sales in the United States, mainly driven by increased sales of whole life final expense and indexed universal life, were more than offset by lower new life sales in International and the Netherlands. The lower new life sales in International mainly reflect the exclusion of sales from Central & Eastern Europe as of 2021. In the Netherlands, the decrease follows from the decision to classify the Dutch Life business as a Financial Asset and to close most products for new sales.

New premium production for accident & health insurance decreased by 6% compared with 2020 to EUR 170 million in 2021. This was mainly due to the decision to exit the individual Medicare supplement segment in the United States and an unfavorable impact from currency movements, which more than offset higher long-term-care sales also in the United States. The latter resulted from a change in legislation in the state of Washington. Otherwise, the product remains closed for new business.

New premium production for property & casualty insurance amounted to EUR 96 million, which is a decrease of 26% compared with 2020. The decrease was mainly the result of the exclusion of sales from Central & Eastern Europe as of 2021. Adjusting for this impact, property & casualty sales increased compared with 2020 mainly due to higher sales in Spain & Portugal, driven by the introduction of a new household insurance product in the bancassurance channel.

A.1.8 Related party transactions

This section provides information about the material transactions during the reporting period with Aegon’s shareholders, with persons who exercise a significant influence on Aegon, i.e. members of the Executive, Management or Supervisory board. The second part of this section provides information on relevant operations and transactions within the Group.

Aegon Solvency and Financial Condition Report Group 2021

24	Business and performance Business

Referring to section A.1.3 Holders of qualifying holdings, Aegon’s largest and only material holder of qualifying holdings is Vereniging Aegon. All other qualifying holdings in Aegon are less than 10% and are considered not to have significant influence over the management of the company. The transactions with Vereniging Aegon during the financial years 2021 and 2020 were:

◆	On December 15, 2021, Aegon repurchased 22,643,360 common shares B from Vereniging Aegon for the amount of EUR 2,285,621 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon with its special cause voting rights of 32.6%.

◆	On June 3, 2021, Vereniging Aegon exercised its options rights to purchase in aggregate 1,983,360 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on June 3, 2021, in connection with the Long Term Incentive Plans for senior management.

◆	On December 11, 2020, Aegon repurchased 2,955,600 common shares B from Vereniging Aegon for the amount of EUR 228,911.22 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon with its special cause voting rights of 32.6%.

◆	On May 15, 2020, Vereniging Aegon exercised its options rights to purchase in aggregate 2,154,000 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 15, 2020, in connection with the Long-Term Incentive Plans for senior management.

Material transactions with persons who exercise a significant influence on the undertaking

The transactions with Key Management during 2021 consisted of transactions related to the remuneration of the active and retired members of the Supervisory, Executive and Management Board.

Supervisory Board

The total EU-IFRS remuneration expenses for active and retired members of the Supervisory Board were EUR 0.9 million in 2021. Members of the Supervisory Board were entitled to the following in 2021:

◆	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings;
◆	An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference;
◆	A committee fee for members on each of the Supervisory Board’s Committees;
◆	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
◆	An additional fee for attending meetings that require intercontinental, continental or US interstate travel between the Supervisory Board member’s home location and the meeting location.

Where required, Aegon paid the employer social security contributions in the home country of the Supervisory Board member. The employee social security contributions in the home country, if any, was paid by the Supervisory Board members. Each of these fees were a fixed amount. Members of Aegon’s Supervisory Board did not receive any performance or equity-related compensation, and did not accrue pension rights with the Company. These measures were designed to ensure the independence of Supervisory Board members and to strengthen the overall effectiveness of Aegon’s corporate governance. There were no outstanding balances such as loans, guarantees or advanced payments.

Executive Board

In 2021, the Executive Board members were Mr. Friese and Mr. Rider. The total EU-IFRS remuneration expenses in 2021, which consisted of expenses for the fixed compensation, variable compensation, pension contributions and other benefits, were EUR 2.9 million for Mr. Friese and EUR 2.0 million for Mr. Rider. For Mr. Friese this included EUR 0.1 million in expenses for the sign-on arrangement that was offered when he joined Aegon in March 2020. At the reporting date, Mr. Friese and Mr. Rider had no loans with Aegon. No other outstanding balances such as guarantees or advanced payments exist.

Key Management

The total EU-IFRS remuneration expenses of Aegon’s Key Management consisting of the Supervisory, Executive and Management Board members in 2021 was EUR 27.5 million, which consisted of EUR 16.8 million in fixed compensation, EUR 3.6 million in cash-based variable compensation, EUR 3.2 million in share-based variable compensation, EUR 2.8 million in pension contributions and EUR 1.1 million in other benefits.

Aegon Solvency and Financial Condition Report Group 2021

25	Business and performance Business

Relevant operations and transactions within the Group

Aegon facilitates intra-group transactions (IGTs) to support intra-group efficiencies, including optimizing economies of scale, processes, liquidity and capital management. Due to the nature of these activities, there is interaction with business units and affiliates within the Group, resulting in a diverse set of IGTs. These include intercompany loans, derivatives, guarantees, and internal (re-)reinsurance. Aegon’s IGT Policy establishes definitions, governance, reporting and monitoring of IGTs ensuring a consistent standard of IGTs usage across the Aegon Group for new and existing IGTs. All IGTs are further covered by the Aegon Global Transfer Pricing Policy in order to ensure compliance with the internationally accepted at arm’s length principle, which dictates that related entities transact with each other as if they are third parties.

Loans

Aegon utilizes intercompany loans for operational liquidity and capital purposes. Within the Group, the following material uncollateralized intra-group loans are granted:

◆	A loan granted by Aegon Global Investment Fund B.V. to Aegon Nederland N.V. for an amount of EUR 2,535 million (2020: EUR 2,500 million);

◆	A loan granted by Aegon Funding Company LLC to Transamerica Corporation, for an amount of EUR 813 million (2020: EUR 756 million), to finance activities in the US;

◆	A loan granted by Aegon N.V. to Transamerica Corporation, for an amount of EUR 1,578 million (2020: EUR 879 million), to finance activities in the US;

◆	A loan granted by Aegon Bank N.V. to Orange loans B.V. for an amount of EUR 530 million (2020: EUR 664 million), to fund investments in consumer loans.

Derivatives

Aegon Derivatives N.V., a 100% pass-through vehicle, centralizes and mitigates counterparty risk related to the use of OTC derivatives across the Aegon Group in one entity. Primarily European entities (except the UK domiciled entities), make use of Aegon Derivatives N.V. In addition, foreign exchange derivatives are centrally managed within Aegon N.V. ensuring netting and process advantages. As of December 31, 2021, the net (credit) exposure on the abovementioned internal arrangements was limited as these are mitigated through collateral arrangements.

Guarantees

Aegon N.V. and its subsidiaries provide guarantees for performance under contracts for certain aspects of the business transacted within the Group. The agreements include, but are not limited to, letters of credit, (re-)insurance contracts, maintenance of liquidity, capital and net worth maintenance agreements. The performance of the various entities under the terms of the agreements are regularly assessed to ensure that the entity has sufficient resources on a best estimate basis to meet the obligations guaranteed under the agreement. As a result, there is minimum exposure for these guarantees to the group.

Internal reinsurance

Subsidiaries of Aegon N.V. enter into reinsurance agreements in the normal course of business to (among other reasons), pool risks, improve group diversification, facilitate higher group risk retention for smaller units and efficiently manage capital. All transactions are executed with the arm’s length principle and in accordance with the Aegon Global Transfer Pricing Framework. In many cases, reinsurance is supported by trusts, funds withheld and/or letters of credit. Any exposure above these amounts is assessed based on Aegon N.V.’s IGT policy to ensure the exposure is within policy limits.

Aegon Solvency and Financial Condition Report Group 2021

26	Business and performance Underwriting performance

A.2 Underwriting performance

Underwriting performance by geographical area

	2021						2020
Amounts in EUR millions	Group	Americas	The Nether- lands	United Kingdom	Other	1)	Group	Americas	The Nether- lands	United Kingdom	Other	1)
Premium income	15,444	8,190	1,713	4,616	924		16,099	8,326	1,994	4,858	920

Premiums paid to reinsurers	3,518	3,167	99	197	55		2,703	2,396	63	188	56

Policyholder claims and benefits	41,852	23,886	1,755	15,170	1,040		42,006	23,574	6,140	11,421	870

Commissions and expenses	5,984	3,744	806	619	815		5,983	3,674	837	631	841
Commissions	2,562	2,422	77	110	(47)		2,283	2,145	75	114	(51)
Operating expenses	3,478	1,441	729	448	860		3,588	1,524	763	456	845
Deferred expenses	(1,160)	(1,049)	-	(53)	(58)		(741)	(633)	-	(59)	(50)
Amortization of intangibles	1,103	929	-	113	61		854	637	-	119	97

[1]	Includes all other businesses other than Americas, the Netherlands and the UK .

Premium income decreased by EUR 655 million in 2021 and is mainly driven by a shrinking life portfolio in the Netherlands and a reduction of upgraded life insurance policies to the retirement platform in the UK. Premium paid to reinsurers increased by EUR 815 million in 2021, mainly driven by a reinsurance transaction covering universal life policies with secondary guarantees in Americas. More details can be found in Note 6 of the Integrated Annual Report 2021. There are no material changes in the total amount in ‘Policyholder claims and benefits’. More details can be found in Note 12 of the Integrated Annual Report 2021. There are no material changes in the total amount in ‘Commissions and expenses’. More details can be found in Note 14 of the Integrated Annual Report 2021.

A.3 Investment performance

Investment performance recognized in income statement

Amounts in EUR millions	Note	2021	2020
Investment income	A.3.1	6,967	7,149
Gains/(losses) on investments 1)	A.3.2	446	150
Results from financial transactions	A.3.2	23,848	21,677
Net impairments	A.3.2	53	(237)

[1]	This relates to realized gains/(losses) on investments which are included in the line Results from financial transactions.

The following sections will provide more detail about Aegon’s investment income in general and by asset class (section A.3.1) and its investment related results and impairments (section A.3.2). Section A.3.3 provides information about Aegon’s gains and losses of investments recognized directly in equity. Finally, the last section A.3.4 provides information about Aegon’s investments in securitizations.

A.3.1 Investment income

Aegon Americas is the largest contributor to the investment income with EUR 2,910 million (2020: EUR 2,986 million) followed by Aegon the Netherlands with EUR 2,088 million (2020: EUR 2,083 million), and Aegon UK with EUR 1,691 million (2020: EUR 1,795 million).

Investment income by asset class

For interest-bearing assets, interest is recognized as it accrues and is calculated using the effective interest rate method. Fees and commissions that are an integral part of the effective yield of the financial assets or liabilities are recognized as an adjustment to the effective interest rate of the instrument. Investment income includes the interest income and dividend income on financial assets carried at fair value through profit or loss. Investment income also includes rental income due.

Aegon Solvency and Financial Condition Report Group 2021

27	Business and performance Investment performance

Investment Income by asset class	2021				2020
Amounts in EUR millions	Interest income	Dividend income	Rental income	Total	Interest income	Dividend income	Rental income	Total
Shares	-	1,528	-	1,528	-	1,609	-	1,609
Debt securities and money market instruments	3,548	-	-	3,548	3,663	-	-	3,663
Loans	1,649	-	-	1,649	1,710	-	-	1,710
Real estate	-	-	99	99	-	-	114	114
Other	142	-	-	142	53	-	-	53
Total	5,340	1,528	99	6,967	5,426	1,609	114	7,149

Most of Aegon’s investment income relates to debt securities and money market instruments, namely EUR 3,548 million (2020: EUR 3,663 million), which represents 51% (2020: 51%) of total investment income. The expenses related to debt securities and money market instruments mainly consisted of transaction costs. As the transaction costs are included in the fair value at the date of recognition, these are not separately disclosed.

A.3.2 Investment-related results and impairments

First, this section will provide more information about Aegon’s gains/(losses) on investments amounting to EUR 446 million (2020: EUR 150 million), followed by its results from financial transactions amounting to EUR 23,848 million (2020: EUR 21,677 million). Finally, information about Aegon’s net impairments is provided, which amounted to a EUR 53 million recovery (2020: EUR 237 million charge).

Realized gains/(losses) on investments

Realized gains on investments amounted to EUR 446 million in 2021 (2020: EUR 150 million gain) driven primarily due to asset sales in the Americas, in part to fund investments in long-duration assets as part of the interest rate risk management plan.

Results from financial transactions

Amounts in EUR millions	2021	2020
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	785	191
Realized gains and losses on financial investments	510	132
Gains and (losses) on investments in real estate	253	74
Net fair value change of derivatives	(1,890)	409
Net fair value change of policyholder financial assets at at fair value through profit or loss	23,811	20,982
Net fair value change on investments in real estate for policyholders	46	(36)
Net foreign currency gains and (losses)	347	(93)
Net fair value change on borrowing and other financial liabilities	(13)	18
Total	23,848	21,677

The income arising from financial transactions during the years 2021 and 2020 comprises mainly the net fair value change on account of policyholder financial assets at fair value through profit or loss (FVtPL), which amounted to EUR 23,811 million in 2021 (2020: EUR 20,982 million) and is mainly driven by more favorable equity markets compared to 2020. This was offset by changes in technical provisions reported as part of the lines ‘Change in valuation of liabilities for insurance contracts’ and ‘Change in valuation of liabilities for investment contracts’ in ‘Policyholder claims and benefits’. Reference is made to note 12 of the Integrated Annual Report 2021.

Net impairments

Net impairments reflect a recovery of EUR 53 million in 2021 mainly related to the unsecured loan portfolio in the Netherlands.

A.3.3 Gains and losses recognized directly in equity

This section provides information about the gains and losses of investments recognized directly in equity. The gains and losses of investments recognized directly in equity consist of the unrealized gains or losses of available-for-sale investments.

Aegon Solvency and Financial Condition Report Group 2021

28	Business and performance Investment performance

Items that may be reclassified subsequently to profit and loss

Amounts in EUR millions	2021	2020
Gains/(losses) on revaluation of available-for-sale investments	(1,173)	2,990
(Gains)/losses transferred to income statement on disposal and impairment of available-for-sale investments	(450)	13

Losses on revaluation of available-for-sale investments amounted to EUR 1,173 million (2020: EUR 2,990 million gain).

A.3.4 Investments in securitization

This section provides information about Aegon’s investments in securitizations. For residential mortgage-backed securities (RMBSs), commercial mortgage-backed securities (CMBSs) and asset-backed securities (ABSs) in which Aegon has an interest at reporting date, the following tables present total income received from those interests for 2021 and 2020. The investments column reflects the carrying values recognized in the statement of financial position of Aegon’s interests in RMBSs, CMBSs and ABSs. For more information about these instruments, reference is made to pages 166 - 167 of the Integrated Annual Report 2021 of Aegon Group.

			Total result 2021	December 31, 2021
2021	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	83	(28)	55	1,980
Commercial mortgage-backed securities	113	(31)	82	3,647
Asset-backed securities	29	-	29	1,878
ABSs - Other	70	(11)	59	2,323
Total	295	(69)	226	9,829

			Total result 2020	December 31, 2020
2020	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	120	25	144	2,565
Commercial mortgage-backed securities	128	92	220	3,599
Asset-backed securities	38	(5)	34	2,159
ABSs - Other	79	104	183	1,965
Total	366	215	581	10,289

Residential mortgage-backed securities

RMBSs total EUR 1,980 million in 2021 (2020: EUR 2,565 million). Aegon Americas is the largest contributor with EUR 1,854 million (2020: EUR 2,317 million) followed by Aegon the Netherlands with EUR 106 million (2020: EUR 165 million), and Aegon International with EUR 20 million (2020: EUR 80 million).

Commercial mortgage-backed securities

CMBSs total EUR 3,647 million in 2021 (2020: EUR 3,599 million). Aegon Americas is the largest contributor with EUR 3,005 million (2020: EUR 2,970 million) followed by Aegon International with EUR 517 million (2020: EUR 495 million), and Aegon UK with EUR 122 million (2020: EUR 122 million).

Asset-backed securities

ABSs total EUR 1,878 million in 2021 (2020: EUR 2,159 million). Aegon the Netherlands is the largest contributor with EUR 1,576 million (2020: EUR 1,703 million) followed by Aegon Americas with EUR 265 million (2020: EUR 422 million), and Aegon International with EUR 37 million (2020: EUR 35 million). The credit quality of Aegon Americas and Aegon the Netherlands is AAA for the majority of the available-for-sale (AFS) asset-backed securities portfolio.

Aegon Solvency and Financial Condition Report Group 2021

29	Business and performance Performance of other activities

A.4 Performance of other activities

A. 4.1 Other activities income and expenses

Aegon did not recognize other material income or expenses related to other activities during 2021 (2020: nil).

A.4.2 Leases

As a lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of real estate and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses (using the same rate to measure the lease liability), if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. The Group presents right-of-use assets that do not meet the definition of investment property in ‘Other assets and receivables’ and lease liabilities in ‘Other liabilities’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, including small office equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a lessor

Where the Group is the lessor under an operating lease, the assets subject to the operating lease arrangement are presented in the statement of financial position according to the nature of the asset. Income from these leases is recognized in the income statement on a straight line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished.

Future lease payments

The operating lease rights relate to non-cancellable commercial property leases.

Investments in real estate

Aegon the Netherlands has invested in long-term residential property leases that can be terminated subject to a short-term notice. Under Dutch law, the maximum annual rent increase on residential property rented in the affordable housing segment is specified by the Dutch national government and equals the annual inflation rate plus a small margin.

Investment in real estate for account of policyholders

As of December 31, 2021, the investment properties amounted to EUR 563 million (2020: EUR 467 million) and are leased out under operating leases.

A.5 Any other information

Aegon does not have any other material information regarding its business and performance.

Aegon Solvency and Financial Condition Report Group 2021

30	System of governance General information on the system of governance

B. System of governance

B.1 General information on the system of governance

B.1.1 Corporate governance

Aegon is governed by three main corporate bodies: the Executive Board, the Supervisory Board, and the General Meeting of Shareholders. The Executive Board is assisted in its work by the Management Board, which provides vital support and expertise in safeguarding Aegon’s strategic goals. The Supervisory Board has established an Audit Committee, Risk Committee, Remuneration Committee and Nomination and Governance Committee from amongst its members.

B.1.1.1 The Supervisory Board and its committees

Aegon’s Supervisory Board oversees the management of the Executive Board, in addition to the Company’s business and corporate strategy. The Supervisory Board must take into account the interests of all Aegon stakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability.

Composition of the Supervisory Board

Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board itself. Aegon aims to ensure that the composition of the Company’s Supervisory Board is in line with Aegon’s diversity policy for the Supervisory Board, Executive Board and Management Board and is as such well-balanced in terms of professional background, geography, gender and other relevant aspects of the diversity policy. A profile, which is published on aegon.com, has been established that outlines the required qualifications of its members. Supervisory Board members are appointed for a four-year term and may then be reappointed for another four-year period. Subsequently, a Supervisory Board member can be reappointed again for a period of two years, and then extended by two years at the most. Supervisory Board members are no longer eligible for (re)appointment after reaching the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders. In 2021, no transactions were concluded between the Company and any of the Supervisory Board members. Furthermore, the Company did not provide loans or issue guarantees to any members of the Supervisory Board. At present, Aegon’s Supervisory Board consists of eight members, all of whom qualify as independent in accordance with the Dutch Corporate Governance Code.

Committees

The Supervisory Board also oversees the activities of its committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues related to Aegon’s financial accounts, risk management, executive remuneration and appointments. These committees are the:

◆	Audit Committee;

◆	Risk Committee;

◆	Remuneration Committee; and

◆	Nomination and Governance Committee.

Audit Committee

As Aegon has both an Audit Committee and a Risk Committee, the risk management responsibilities outlined in the Dutch Corporate Governance Code are assigned to the Risk Committee. With regard to the oversight of the operation of the risk management framework and risk control systems, including supervising the enforcement of relevant legislation and regulations, the Audit Committee operates in close coordination with the Risk Committee. Certain Board members participate in both committees and a combined meeting of the Audit and Risk Committees is scheduled on an annual basis.

The main role and responsibilities of the Audit Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding:

◆	The integrity of the consolidated quarterly, half-yearly and full-year financial statements and financial reporting processes;

◆	Internal control systems and the effectiveness of the internal audit process; and

◆	The performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of the external auditor.

Aegon Solvency and Financial Condition Report Group 2021

31	System of governance General information on the system of governance

The Audit Committee reports to the Supervisory Board on its activities, identifying any matters about which it considers action or improvements are needed, and making recommendations as to the steps to be taken. For more information about the functioning of the Audit Committee, please see the Audit Committee Charter on aegon.com.

Risk Committee

The main role and responsibilities of the Risk Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding the effectiveness of the design, operation, and appropriateness of both the Enterprise Risk Management (ERM) framework and the internal control systems of the Company and the subsidiaries and affiliates that comprise the Aegon Group. This includes:

◆	Risk strategy, risk tolerance, and risk governance;
◆	Product development and pricing;
◆	Risk assessment;
◆	Risk responses and internal control effectiveness;
◆	Risk monitoring; and
◆	Risk reporting.

Furthermore, the Risk Committee regularly reviews risk exposures as they relate to capital, earnings, liquidity, operations, and compliance with risk policies. The Company’s risk management is an important topic for the Supervisory Board. The Risk Committee works closely with the Audit Committee. One combined meeting was held in December 2021. The combined meeting focused on the 2022 global risk plan, model validation, information security, cloud governance and controls, and system of governance.

For more information about the functioning of the Risk Committee, please see the Risk Committee Charter on aegon.com.

Remuneration Committee

The main role and responsibilities of the Remuneration Committee are to advise the Supervisory Board and prepare decisions to be taken by the Supervisory Board. The Committee is designated to safeguard sound remuneration policies and practices. In order to ensure that the remuneration policies and practices take all types of risks properly into account, in addition to considering liquidity and capital levels, the Remuneration Committee assesses in particular the remuneration governance processes, procedures and methodologies adopted. Furthermore, the Committee ensures that the overall remuneration policy is consistent with the longer-term strategy of the Company and the longer-term interests of its shareholders, investors and other stakeholders. This includes:

◆	Reviewing the Aegon Group Global Remuneration Framework and making recommendations on the remuneration policies;
◆	Overseeing the remuneration of the Executive Board and Heads of Group Control functions;
◆	Preparing recommendations regarding variable compensation both at the beginning and at the end of the performance year; and
◆	Preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report.

Nomination and Governance Committee

The main role and responsibilities of the Nomination and Governance Committee are to assist and advise the Supervisory Board in fulfilling its responsibilities in the areas of Human Resources Management and Corporate Governance. This includes:

◆	Board member and senior management succession planning;
◆	Drawing up selection criteria and procedures for the appointment of Board members, together with supervising the selection criteria and procedures for senior management;
◆	Advising on and proposing nominations, appointments and reappointments;
◆	Assessing and advising on the responsible business strategy as part of the corporate strategy, and overseeing the execution of the responsible business strategy;
◆	Reviewing and updating the Supervisory Board profile and charters for the Supervisory Board and its committees;
◆	Periodically assessing the functioning of individual members of the Supervisory Board and the Executive Board;
◆	Overseeing the corporate governance structure of the Company, compliance with the Dutch Corporate Governance Code and any other applicable corporate governance legislation and regulations.

B.1.1.2 Executive Board

Aegon’s Executive Board is charged with the overall management of the Company and is therefore responsible for developing and executing Aegon’s strategy. Additionally, it is responsible for managing the Company’s risk profile and overseeing any relevant sustainability issues. Each member has duties related to his or her specific area of expertise.

Aegon Solvency and Financial Condition Report Group 2021

32	System of governance General information on the system of governance

Aegon’s Articles of Association determine that for certain decisions the Executive Board must seek prior approval from the Supervisory Board and/or the approval of the General Meeting of Shareholders. In addition, the Supervisory Board may also subject other Executive Board decisions to its prior approval.

Composition of the Executive Board

Aegon’s Executive Board consists of Lard Friese, who is Chief Executive Officer (CEO) and Chairman of the Executive Board, and Matt Rider, who is Chief Financial Officer (CFO).

The number of Executive Board members and their terms of employment are determined by the Company’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders for a four-year term, following nomination by the Supervisory Board.

The members of the Executive Board have an engagement agreement with the Company rather than an employment contract. The Company’s Remuneration Policy for the Executive Board limits exit arrangements to a maximum of one year of the fixed component of the salary.

In 2021, no transactions were concluded between the Company and either member of the Executive Board. Furthermore, the Company did not provide any loans to or issue guarantees in favor of either of the members of the Executive Board.

B.1.1.3 Management Board

Aegon’s Executive Board is assisted in its work by the Company’s Management Board, which had 10 members, including the members of the Executive Board per December 31, 2021. Aegon’s Management Board is composed of Lard Friese, Matt Rider, Elisabetta Caldera, Will Fuller, Mike Holliday-Williams, Allegra van Hövell-Patrizi, Marco Keim, Onno van Klinken, Bas NieuweWeme and Duncan Russell. At the time of publishing this 2021 Solvency Financial Condition Report, the Management Board consisted of 12 members, including Astrid Jäkel as Chief Risk Officer and Deborah Waters as Chief Technology Officer.

Aegon’s Management Board works in unison with the Executive Board and helps oversee operational issues and the implementation of Aegon’s strategy. Members are drawn from Aegon’s business units and from Aegon’s global functions. The members have both regional and global responsibilities. This ensures that Aegon is managed as an integrated international business. While the Executive Board is Aegon’s sole statutory executive body, the Management Board provides vital support and expertise in pursuit of the Company’s strategic objectives.

In the relationship between the Supervisory Board and the Management Board, the CEO shall be the first contact for the Supervisory Board and its Chairman. Further, the members of the Boards will act in accordance with the provisions provided therefore in the Management Board Charter, the Executive Board Charter, and the Supervisory Board Charter.

B.1.1.4 General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year and, if deemed necessary, the Supervisory or Executive Board of the Company may convene an Extraordinary General Meeting of Shareholders. The main function of the General Meeting of Shareholders is to decide on matters such as the adoption of annual accounts, the approval of dividend payments and (re)appointments to the Supervisory Board and Executive Board of Aegon.

B.1.1.5 Key functions review

A description of the main roles and responsibilities of key functions, as well as their necessary and operational independence is disclosed in section B.2 Fit and proper requirements. Reference is made to sections B.3, B.4, B.5 and B.6 for more details on Aegon’s key functions.

B.1.1.6 Material changes in the system of governance

During 2021, there were no material changes to the system of governance. For the changes in the composition of the Supervisory Board and Executive Board during 2021, please refer to page 38-39 of the Integrated Annual Report 2021 of Aegon Group.

Risk management, internal control systems and reporting procedures

For a description of how the risk management and internal control systems and reporting procedures are implemented consistently, please see section B.4 Internal control system. There were no material changes during 2021 on how the risk management and internal control systems and reporting procedures are implemented.

Aegon Solvency and Financial Condition Report Group 2021

33	System of governance General information on the system of governance

B.1.2 Remuneration policies

Aegon’s Global Remuneration Framework (GRF) outlines the Aegon Group Human Resources strategy, the Aegon Group Remuneration Principles and the Aegon Group Remuneration Guidelines, which apply to all Aegon employees, including the Executive Board members. The GRF has been designed in accordance with relevant rules, guidelines, and interpretations, such as the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework.

Aegon’s remuneration policies are derived from the GRF, which includes the Executive Board Remuneration Policy and local business Remuneration Policies. These policies define specific terms and conditions for the employment of Aegon’s employee across the various countries and local businesses. All steps in the remuneration process are governed by the GRF and its underlying policies. Staff from Human Resources, Risk Management and Compliance are involved in all steps of the process.

The below provides a summary of Aegon’s Supervisory Board and Executive Board remuneration policies as well as the remuneration of the Board members in 2021.

For further details, reference is made to the Remuneration Report on pages 55-72 of the Integrated Annual Report 2021 of Aegon Group.

B.1.2.1 Supervisory Board Remuneration Policy

Aegon’s Supervisory Board Remuneration Policy is aimed at ensuring fair compensation and protecting the independence of the Supervisory Board members. The Supervisory Board Remuneration Policy that has been applied in 2021 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. This policy will be subject to annual reviews by the Supervisory Board. The policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with the applicable requirements from the Dutch Civil Code. The Supervisory Board will submit a proposal to the shareholders to adopt a policy at an Annual Meeting of Shareholders at least every four years.

Under the current policy the Supervisory Board members are entitled to the following:

◆	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings;
◆	An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference;
◆	A committee fee for members on each of the Supervisory Board’s Committees;
◆	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
◆	An additional fee for attending meetings that require intercontinental, continental or US interstate travel between the Supervisory Board member’s home location and the meeting location.

Each of these fees is a fixed amount. Where required, Aegon pays the employer social security contributions in the home country of the Supervisory Board member. The employee social security contributions in the home country, if any, are paid by the Supervisory Board member. The Supervisory Board is allowed to annually index the fees for economic developments in the Netherlands, however the fees have not been indexed in 2021.

B.1.2.2 Supervisory Board remuneration in 2021

The total remuneration that was allocated to active and retired members of the Supervisory Board in 2021 was EUR 896 thousand (2020: EUR 752 thousand). There are no outstanding balances such as loans, guarantees or advanced payments.

B.1.2.3 Executive Board Remuneration Policy

The Supervisory Board has the overall responsibility for Aegon’s remuneration policies, including the Executive Board Remuneration Policy. The Executive Board Remuneration Policy that has been applied in 2021 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. This policy will be subject to annual reviews by the Supervisory Board. The policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with the applicable requirements from the Dutch Civil Code. The Supervisory Board will submit a proposal to the shareholders to adopt a policy at an Annual Meeting of Shareholders at least every four years.

The Remuneration Committee may recommend policy changes to the Supervisory Board. In that case, the Remuneration Committee will conduct scenario analyses to determine the long-term effects on the level and structure of compensation granted to each Executive Board member, and reports their findings to the Supervisory Board. The Supervisory Board can subsequently decide on referring the proposed policy changes to the Annual General Meeting of Shareholders for adoption.

Aegon Solvency and Financial Condition Report Group 2021

34	System of governance General information on the system of governance

Total compensation

Total compensation for Executive Board members is defined in the Executive Board Remuneration Policy as a combination of fixed compensation, variable compensation, pension and other benefits. The Supervisory Board determines and regularly reviews the appropriate selection of remuneration elements and their (maximum) remuneration level for the Executive Board members to ensure the structure remains competitive and provides proper and risk-based incentives in line with Aegon’s risk appetite. The fixed and variable compensation elements and their levels are reviewed at least once a year. The pension arrangements and other benefits and their levels are reviewed at least every four years. In its review the Supervisory Board takes the specific role, responsibilities, experience and expertise of the Executive Board member into account as well as internal and external reference information.

Fixed compensation

The fixed compensation for the Executive Board members is paid in monthly instalments. The policy allows the fixed compensation to be paid in cash and in shares. All Executive Board members received their 2021 fixed compensation in cash.

The Supervisory Board may offer a permanent or temporary gross monthly fixed allowance when the Supervisory Board considers this an appropriate alternative for other remuneration elements.

Variable compensation

Executive Board members are eligible for variable compensation with a target level of 80% of the fixed compensation level (excluding allowances), with a threshold level of 50% and a maximum opportunity of 100% of fixed compensation level.

The variable compensation award is based on performance against a set of performance indicators, weights and target levels that have been set by the Supervisory Board at the start of the performance year. The performance indicators contribute to Aegon’s strategy, long-term interests and sustainability, within Aegon’s risk tolerance and should comply with the following rules:

◆	It contains a mix of financial and non-financial performance indicators, with at least 50% weight allocated to the non-financial performance indicators in accordance with article 1:118.3 of the Dutch Financial Supervision Act;
◆	The maximum weight for unadjusted financial indicators is determined by the Global Remuneration Framework and it currently set at 50%.
◆	It contains a mix of Aegon and personal performance indicators, which can range in weight between 50-80% and 20-50% respectively, depending on the Aegon priorities of the performance year.
◆	At least 20% of the indicators has a retrospective 3-year performance horizon, while the remainder has a 1-year performance horizon;
◆	The indicators should cover the following mandatory performance indicator categories: Shareholders, Capital, Earnings, Growth, Stakeholders, ESG and Strategy.

The Remuneration Committee and the Executive Board members prepare a proposal for the performance indicators, weights and target levels. These are subsequently reviewed by Aegon’s Risk Management team (i.e. the first ex-ante risk assessment) before the Supervisory Board approves these, to ensure that:

◆	The performance indicators and weights are in line with the policy;
◆	The financial performance indicators are consistent with the risk tolerance statements;
◆	The non-financial performance indicators are consistent with risk tolerance levels, regulatory requirements, reasonable stakeholder expectations and are supporting sound and responsible business practices and integrity of the products and services delivered.

The Remuneration Committee sends the proposal and the ex-ante risk assessment to the Supervisory Board, which can approve, revise or reject the proposal. After approved the Executive Board members are granted their conditionally variable compensation award for plan year. This conditional award equals their at target variable compensation level, split between 33.33% upfront cash and 66.67% deferred Aegon shares. The grant price for the shares is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15 to January 15 at the start of the plan year.

Aegon Solvency and Financial Condition Report Group 2021

35	System of governance General information on the system of governance

After the completion of the performance period, the Remuneration Committee prepares a recommendation for the allocation of a variable compensation award to each Executive Board member. This recommendation is based on the actual performance results compared to target levels and takes a second ex-ante risk assessment by the Risk Management team into account. This risk assessment looks into whether there are reasons for a downward adjustment of the intended variable compensation award (malus) which were not take into account yet, such as:

◆	Significant risk or compliance incident(s);
◆	Insufficient response to risk incident(s), compliance incident(s), regulatory fine(s) and/or insufficient execution of risk mitigating measures in response to these incidents;
◆	Breaches of laws and regulations;
◆	Insufficient evidence of embedding good standards of practice;
◆	Significant deficiencies or material weaknesses relating to the Sarbanes-Oxley Act; and
◆	Reputation damage due to risk events.

In this assessment possible risk mitigating behaviors are also taken into account, such as remaining within risk indicator levels, risk reduction, risk avoidance, risk transfer and risk response by the Executive Board member.

The Remuneration Committee sends its recommendation and the second ex-ante risk assessment to the Supervisory Board, which can approve, revise or reject the recommendation. This Supervisory Board decision includes validating that, when taken together, the results of the performance indicators represent a fair reflection of the overall performance of the Executive Board member over the performance year.

The allocated variable compensation award is subsequently split between 33.33% upfront cash (i.e. paid in the year following the performance year) and 66.67% deferred shares. These shares are deferred for a 3-year period after allocation after which they cliff-vest. Before vesting, the Risk Management team executes an ex-post risk assessment which looks into whether there are reasons for a downward adjustment of the originally allocated variable compensation award (malus) which were not taken into account yet. This risk assessment takes the same criteria into consideration as the second ex-ante risk assessment. Based on this assessment, the Remuneration Committee subsequently prepares a recommendation how to pay-out the deferred portion (i.e. unchanged or adjusted downward). The Remuneration Committee sends its recommendation and the ex-post risk assessment to the Supervisory Board. The Supervisory Board can approve, revise or reject the recommendation.

Claw back provisions

Aegon’s Supervisory Board can claw-back variable compensation that has already been paid to the Executive Board member in case of a material financial restatement or individual gross misconduct, after considering a risk assessment by Aegon’s Risk Management team which looks into whether in hindsight the paid amount should have been lower or nil. Examples of misconduct are, but not limited to, significant breach of laws and/or regulations, use of violence, either verbally or physically, involvement with fraud, corruption or bribery, significant issues due to evident dereliction of duty and/or discrimination of any kind (for example age or gender).

Pension arrangements

The Executive Board members are entitled to pension contributions that equal 40% of their fixed compensation level, which consists of the following three parts:

◆	Participation in Aegon’s defined contribution pension plan for NL-based employees, for his fixed income up to EUR 110,111 (2021 threshold set by Dutch law).
◆	Participation in Aegon’s defined contribution pension plan for NL-based employees, for his fixed income above EUR 110,111.
◆	An additional gross allowance for pension to make the sum of these three pension contributions equal to 40% of their fixed compensation level.

The Executive Board members receive pension contributions that are somewhat higher compared to NL-based employees of similar age (ca. 10-15% difference). This is done to achieve a competitive total compensation level. Please note the Supervisory Board will consider discontinuing the additional gross allowance for new Executive Board members, while ensuring their total compensation level stays competitive, and including this as a policy change in the next update of the Executive Board Remuneration Policy.

Other benefits

Other benefits include non-monetary benefits (e.g. company car), social security contributions by the employer, and tax expenses borne by Aegon.

Aegon Solvency and Financial Condition Report Group 2021

36	System of governance Fit and proper requirements

Aegon does not grant Executive Board members personal loans, guarantees or other such arrangements, unless in the normal course of business and on terms applicable to all employees, and only with the approval of the Supervisory Board.

Terms of Engagement Agreement

Members of the Executive Board are appointed for four years and may then be re-appointed for successive mandates also for a period of four years. Executive Board members have a board agreement with Aegon N.V., rather than an employment contract. Members of the Executive Board may terminate their board agreement with a notice period of three months. The Supervisory Board may terminate the board agreement by giving six months’ notice if it wishes to terminate the agreement.

The Supervisory Board may entitle Executive Board members to a termination payment up to or equal to the total annual fixed compensation level. This payment is not allowed in case of early termination at the initiative of the Executive Board member (unless due to imputable acts or omissions of Aegon), imputable acts or omissions by the Executive or failure of Aegon during the appointment term of the Executive Board members. Mr. Friese and Mr. Rider have a termination clause included in their board agreement.

B.1.2.4 Executive Board remuneration in 2021

The total compensation allocated to Mr. Friese related to the 2021 performance year was EUR 3.5 million (2020: EUR 3.2 million including sign-on arrangement) and to Mr. Rider EUR 2.3 million (2020: EUR 2.0 million). The total remuneration allocated to the members of the Executive Board related to the performance year 2021 was EUR 5.8 million (2020: EUR 6.5 million).

B.1.2.5 Management Board remuneration

Members of the Management Board, who were not on the Executive Board, were rewarded in 2021 based on local remuneration policies and in line with local market practice for roles with a similar scope and complexity. These policies were derived from the GRF. Their remuneration included fixed compensation, variable compensation, pension and benefits.1

The variable compensation was determined by a similar approach as for the members of the Executive Board. It was also based on a mix of individual and company performance indicators that are linked to Aegon’s objectives, business strategy, risk tolerance and long-term performance. However, their targets, levels and performance assessment were agreed and determined by their local Remuneration Committee.

The Executive Board and/or their local Remuneration Committee decide on a potential downward adjustment of the variable compensation (based on either an ex-ante or ex-post risk assessment) or claw back.

The allocated variable compensation was paid for 33.33% in upfront cash and for 66.67% in deferred Aegon shares which will vest three years after allocation.

Depending on local practices the pension arrangements may include provisions allow for early retirement.

Material transactions with Aegon’s boards

There were no material transactions with members of the Supervisory, Executive, or Management Boards.

B.2 Fit and proper requirements

B.2.1 Requirements

Executive Board

The Executive Board is charged with the management of the Company, which means, among other things, that it is responsible for setting and achieving the Company’s objectives, strategy and the associated risk strategy and risk tolerance, and ensuring delivery of results and corporate social responsibility issues that are relevant to the Company. The Executive Board is accountable for these matters to the Supervisory Board and the General Meeting of Shareholders. Responsibility for the management of the Company is vested collectively in the Executive Board. The Executive Board is responsible for compliance with all relevant laws and regulations, for managing the risks attached to the Company’s activities and for the financing of the Company. The Executive Board reports on these issues to and discusses the internal risk management and control systems with the Supervisory Board, the Audit Committee of the Supervisory Board, and the Risk Committee of the Supervisory Board.

1 Please refer to A.1.8. for the total EU-IFRS remuneration expenses for the members of the Management Board.

Aegon Solvency and Financial Condition Report Group 2021

37	System of governance Fit and proper requirements

Individual members of the Executive Board may be charged with specific parts of the managerial tasks, without prejudice to the collective responsibility of the Executive Board as a whole. The Executive Board is collectively responsible for decisions, even if they are prepared by individual members of the Executive Board. An individual member of the Executive Board may only exercise such powers if these are explicitly attributed or delegated to the individual member and the individual member may never exercise powers beyond those exercisable by the Executive Board as a whole. The division of tasks within the Executive Board is determined (and amended, if necessary) by the Executive Board, subject to the approval of the Supervisory Board. Executive Board members charged with particular managerial tasks are primarily responsible for the risk control and monitoring of the managerial tasks concerned.

To fulfil these tasks, the specific skills that members of the Executive Board should have at their disposal include:

◆	Leadership (i.e. ideas, people and change);
◆	Strategic thinking and sound judgment, financial and commercial acumen, particularly around complex and inorganic change activities;
◆	Influencing and relationship building;
◆	Communication;
◆	Delivery with clear focus on outcomes; and
◆	Innovation and problem solving and customer-centric.

Moreover, the members of the Executive Board should possess knowledge and experience in the areas of having a strategic understanding of - and insight into - the financial services industry, with particular emphasis on the challenges and opportunities associated with achieving success for a market leading life and pensions and digitized platform company specifically, a good understanding of the different regimes associated with insurance and investments, including capital management and regulatory frameworks. The Executive Board should possess extensive industry and executive management experience in a number of financial, operational and strategic roles – in addition to being - an industry leader recognized by regulators, trade associations and government bodies. The Executive Board should have a proven ability to lead complex transactions across an organization, including inorganic activity.

Management Board

As stated in section B.1.1.1, the Executive Board is assisted in its work by the Company’s Management Board. The Management Board is entrusted with the overall strategic direction of Aegon Group, particularly with respect to Aegon Group’s business objectives and strategy as well as ensuring delivery of results, Aegon Group’s policies, Enterprise Risk Management, corporate responsibility issues that are relevant to Aegon Group.

Management Board members are collectively responsible for managing Aegon’s senior leadership talent. Management Board members have a responsibility to manage talent consistently at all Aegon’s business units around the world. The Management Board has full information rights vis-à-vis all countries and business lines within the Aegon Group.

The Management Board has, in performing its duties, access to the expertise of and support and services from all Corporate Center departments. In undertaking its responsibilities, the Management Board acts in accordance with the interests of Aegon Group and the business units connected with it, taking into consideration the interests of Aegon Group’s stakeholders. Members of the Management Board express views with respect to important affairs, matters of principle and matters of general interest in accordance with final decision-making, and with due observance of each member’s individual responsibilities.

All members of the Executive and Management Boards have been approved by the Dutch supervisory authorities in relation to fitness and propriety prior to their respective appointments and fulfil these requirements on an ongoing basis.

Supervisory Board

Aegon’s Supervisory Board is entrusted with supervising and advising the Executive Board regarding management of the Company and overseeing Aegon’s strategy and the general course of its businesses. The Supervisory Board must take the interests of all Aegon stakeholders into account. The Supervisory Board operates according to the principles of collective responsibility and accountability.

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The Supervisory Board, as a collective, should have the following qualifications:

◆	An international composition;
◆	Experience with, and understanding of the administrative procedures and internal control systems; an affinity with and knowledge of the industry, its clients, its products and services, the financial services market and Aegon’s businesses and strategy;
◆	Knowledge and experience in (digital) marketing and distribution and the applications of information technology;
◆	Expertise and experience in digital transformation;
◆	Experience in the business world, both nationally and internationally; and
◆	Expertise in financial, accounting and business economics, and the ability to judge issues in the areas of risk management, solvency, actuarial, currencies and investment and acquisition projects.

Individual members of the Supervisory Board will be assessed on the basis of personal qualifications including: managerial experience and skills at the highest levels; experience with large, listed companies; understanding of a global business; entrepreneurial attitude; sound business judgment, common sense and decisiveness; independence and a critical attitude with regard to the other Supervisory Board members and the Executive Board; an international orientation; and outside experience.

Aegon aims to ensure that the composition of the Company’s Supervisory Board is in line with Aegon’s diversity policy for the Supervisory Board, Executive Board and Management Board and is as such well-balanced in terms of professional background, geography, gender and other relevant aspects of the diversity policy.

All members of Aegon’s Supervisory Board have been approved by the Dutch supervisory authorities, the Dutch Central Bank (DNB) and the Netherlands Authority of Financial Markets (AFM), with regard to fitness and propriety prior to their appointment and fulfil these requirements on an ongoing basis.

Other key functions

Furthermore, with regard to the Solvency II Delegated Regulation, Aegon has implemented the following four key functions: risk management, compliance, internal audit and the actuarial function. These functions have been in place within Aegon for many years.

Risk management

◆	The Aegon Group Chief Risk Officer (CRO) is the function holder for risk management. The Aegon Group CRO is also member of the Management Board and of high-level Risk Committees. For more information about the risk management system and its functions, please refer to section B.3 Risk management system.

Compliance

◆	The Global Head of Compliance is the key function holder for compliance. For more details about the compliance function reference is made to section B.4 Internal control system.

Internal Audit

◆	The Global Head of Internal Audit is the function holder for Internal Audit. In line with the requirements, Internal Audit is objective and independent from the operational functions, reporting directly to the CEO and Supervisory Board Audit Committee. For more details about the Internal Audit function refer to section B.5 Internal audit function.

Actuarial function

◆	The Actuarial function holder is the Global Chief Actuary/Head of Underwriting Risk Management and is part of the second line at Aegon Group level. For more details about the Actuarial function please refer to section B.6 Actuarial function.

The key functions stated above have the necessary resources to carry out their tasks. Resourcing of staff and other means required to execute control is documented as part of the charters agreed with the Supervisory Board of Aegon N.V. Changes to the resources require approval from the key function.

The necessary operational independence of the key functions is also documented as part of the charters agreed with the Supervisory Board of Aegon N.V. Issues can be brought forward to the Supervisory Board of Aegon N.V. for resolution.

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B.2.2 Process for assessment

In accordance with the Dutch Financial Supervision Act, Aegon has identified, in addition to the members of the Management Board and Supervisory Board, those persons that fulfil “key functions” as referred to in Articles 3:271 and 3:272, in connection with Articles 3:8 and 3:9 of the Dutch Financial Supervision Act. This group of persons is broader than but includes all persons that fulfil key functions as referred to in Art. 294 (2) of the Solvency II Delegated Regulation. These persons are subject to a pre-employment screening prior to their employment within Aegon, as well as a propriety assessment by the Dutch supervisory authorities prior to their appointment in a key function.

Ongoing compliance with propriety requirements of the persons that effectively run the undertaking or have other key functions is a joint responsibility of the respective person as well as Aegon.

Fitness of the persons that effectively run the undertaking or have other key functions is determined at the point of selection as well as thereafter. As regards the point of selection, Aegon has drawn up a specific job profile for each function. These profiles detail the requirements in terms of the level of skills, knowledge and experience required to successfully fulfil the specific position within the Company. The selection of the jobholder takes place by assessing the candidate for a position against these specific job requirements. The score on the three elements (expertise, knowledge and experience) is balanced and leads to potential recruitment in the position. Once selected, fitness of a specific person for a function is continuously assessed against this job profile. The ongoing compliance with fitness requirements is monitored as part of the regular human resource cycle within Aegon. Regular formal assessments of performance against the requirements are part of this cycle and are documented for record keeping purposes. In the human resources cycle, performance management is an important element in which targets are set and the results are monitored to assess if the jobholder continues to meet both the specific job requirements and the fitness requirements.

B.3 Risk management system including the Own Risk and Solvency Assessment

B.3.1 Risk management system

As an insurance group, Aegon manages risk for the benefit of its customers and other stakeholders. The Company is exposed to a range of underwriting, operational and financial risks. Aegon’s risk management and internal control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the Company’s strategy.

For Aegon, risk management involves:

◆	Understanding risks that the Company faces;
◆	Maintaining a company-wide framework through which the risk-return trade-off associated with these risks can be assessed;
◆	Maintaining risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks; and
◆	Monitoring risk exposures and actively maintaining oversight of the Company’s overall risk and solvency positions.

B.3.1.1 Aegon’s Enterprise Risk Management framework

Aegon’s ERM framework is designed and applied to identify risks that may affect Aegon and manage individual and aggregate risks within Aegon’s set risk tolerances. The ERM framework covers the ERM components as identified by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The ERM framework applies to all of Aegon’s businesses for which it has operational control.

The ERM framework consists of various components, as shown below:

Risk strategy and risk tolerance

The formulation of the risk strategy starts with the principle that taking a risk should be based on serving a customer’s need.

The competence to manage the risk is assessed and Aegon’s risk preferences are formulated, taking into account Aegon’s risk capacity. The process results in a targeted risk profile, reflecting the risks Aegon wants to keep on the balance sheet, and the risks Aegon would like to avoid.

Aegon’s risk appetite statement and risk tolerances are established to assist management in carrying out Aegon’s strategy within the boundaries of the resources available to Aegon. Aegon’s risk appetite statement is to:

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“Fulfil our promises towards our customers and other stakeholders by delivering sustainable and growing long-term free cash flow through strong resilience in solvency and liquidity, with a healthy balance in exposures, and by running a responsible business with effective controls.”

Following from the risk appetite statement, risk tolerances are defined on:

◆	Solvency, including Cash Capital at Holding and capital generation, to ensure that Aegon remains solvent even under adverse scenarios;
◆	Liquidity, to ensure that Aegon remains liquid even under extreme scenarios;
◆	Risk balance, to ensure a healthy balance of risk exposures that supports delivering on our capital generation and return on capital targets;
◆	Responsible business with effective controls, which acknowledges an acceptable level of operational risk and stresses a low tolerance for (lack of) actions which could lead to material adverse risk events that result in breaking promises or not meeting reasonable expectations of customers, legal breaches or reputational damage.

The tolerances are further developed into measures, limits and thresholds that have to be complied with to remain within the tolerances.

Risk identification and risk assessment

Aegon has identified a risk universe that captures all known material risks to which the Company is exposed. To assess all risks, Aegon maintains a documented, consistent methodology for measuring risks. The risk metrics are embedded in Aegon’s key reports and are used for decision making.

Risk response

Aegon distinguishes the following risk responses:

◆	Risk acceptance when the exposure is within the set risk tolerance; and
◆	Risk control, transfer or avoidance when the exposure exceeds the established risk tolerance or if cost-benefit analysis supports further actions.

Risk monitoring and reporting

Risks are monitored regularly and reported on at least a quarterly basis. The impact of key financial, underwriting, and operational risk drivers on earnings and capital is shown in the quarterly risk dashboards for the various risk types both separately and on an aggregate basis.

Risk exposures are compared with the measures and indicators as defined by Aegon’s risk tolerance statements. Reporting also includes compliance and incident reporting. Finally, the main risks derived from Aegon’s strategy and day-to-day business are discussed, as well as forward looking points for attention. If necessary, mitigating actions are taken and documented.

Risk control

A system of effective controls is required to mitigate the risks identified. In Aegon’s ERM framework, risk control includes risk governance, risk policies, internal control framework, model validation, risk embedding, risk culture and compliance.

B.3.1.2 Aegon’s risk governance framework

Aegon’s risk management is based on clear, well-defined risk governance. The goals of risk governance are to:

◆	Define roles and responsibilities, and risk reporting procedures for decision makers;
◆	Institute a proper system of checks and balances;
◆	Provide a consistent framework for managing risk in line with the targeted risk profile; and
◆	Facilitate risk diversification.

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the Company. Similarly, Aegon has a comprehensive range of company-wide risk policies that detail specific operating guidelines and limits. These policies include legal, regulatory, and internally set requirements, and are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or business units.

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Aegon’s risk management governance structure has four layers:

◆	The Supervisory Board and the Supervisory Board Risk Committee (SBRC);
◆	The Executive Board and the Management Board;
◆	The Group Risk & Capital Committee (GRCC) and its sub-committees; and
◆	The Regional Risk & Capital Committees (RCC).

1. Supervisory Board

The SBRC reports to the Supervisory Board on topics related to the ERM framework and the internal control system. The formal responsibility regarding the effectiveness and design, operation, and appropriateness of the ERM and internal control system rests, however, with the Audit Committee of the Supervisory Board. The Audit Committee works closely together with the SBRC with regard to the oversight of, and reports on, the effectiveness of the ERM framework and the risk control systems of the Company. The Audit Committee relies on the findings of the SBRC. The SBRC oversees Aegon’s ERM framework, including risk governance and measures taken to ensure risk management is properly integrated into the Company’s broader strategy.

For a description of the main roles and responsibilities of the SBRC see the section on the Risk Committee in section B.1.1. Corporate governance.

2. Executive Board and Management Board

Aegon’s Executive Board has overall responsibility for risk management. The Executive Board adopts the risk strategy, risk governance, risk tolerance and material changes in risk methodology and risk policies. The Group’s CRO has a standing invitation to attend Executive Board meetings and a direct reporting line to the Supervisory Board to discuss ERM and related matters, and is a member of the Management Board.

The Management Board oversees a broad range of strategic and operational issues. While the Executive Board is Aegon’s statutory executive body, the Management Board provides vital support and expertise in safeguarding Aegon’s strategic goals. The Management Board discusses and sponsors ERM, in particular the risk strategy, risk governance, risk tolerance and the introduction of new risk policies.

The Executive Board and Management Board are supported by the Group Risk & Capital Committee.

3. Group Risk & Capital Committee (GRCC)

The GRCC is Aegon’s most senior risk committee. It is responsible for managing Aegon’s balance sheet at the global level, and is in charge of risk oversight, risk monitoring and risk management related decisions on behalf of the Executive Board and in line with its charter. The GRCC ensures risk-taking is within Aegon’s risk tolerances; that the capital position is adequate to support financial strength, credit rating objectives and regulatory requirements, and that capital is properly allocated. The GRCC informs the Executive Board about any identified (near) breaches of overall tolerance levels which threaten the risk balance, as well as any potential threats to the Company’s solvency, liquidity, or operations.

The GRCC has three sub-committees: the ERM framework, Accounting and Actuarial Committee (ERMAAC), the Non-Financial Risk Committee (NFRC) and the Model Validation Committee (MVC).

The ERM framework, Accounting and Actuarial Committee (ERMAAC)

The purpose of the ERMAAC is to assist the GRCC, Executive Board and Management Board with financial risk framework setting and maintenance across all group-level balance sheet bases, including policies, standards, guidelines, methodologies, and assumptions.

The Non-Financial Risk Committee (NFRC)

The purpose of the NFRC is to assist the GRCC, Executive Board and Management Board with non-financial risk framework setting and maintenance, including policies, standards, guidelines and methodologies, and to act as formal discussion and exchange of information platform on matters of concern regarding non-financial risk management.

The Model Validation Committee (MVC)

The MVC is responsible for approving all model validation reports across Aegon. This is an independent committee that reports into the GRCC and the Executive Board to provide information on model integrity and recommendations for further strengthening of models.

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4. Regional Risk & Capital Committee (RCC)

Aegon’s regions have a risk, or risk and capital committee, and an audit committee established. The responsibilities and prerogatives of the committees are aligned with the Group-level committees and further set out in their respective charters, which are tailored to local circumstances.

Group-wide risk function

In addition to the four layers described above, Aegon has an established Group-wide risk function. It is the mission of the Risk Management function to ensure the continuity of the Company through safeguarding the value of existing business, protecting Aegon’s balance sheet and reputation, and through supporting the creation of sustainable value for all stakeholders.

In general, the objective of the Risk Management function is to support the Executive Board, Management Board, Supervisory Board, and regional and business unit boards in ensuring that the Company reviews, assesses, understands, and manages its risk profile. Through oversight, the Risk Management function ensures the Group-wide risk profile is managed in line with Aegon’s risk tolerances, and stakeholder expectations are managed under both normal business conditions and adverse conditions caused by unforeseen negative events.

The following roles are important in order to realize the objective of the Risk Management function:

◆	Advising on risk-related matters including risk tolerance, risk governance, risk methodology and risk policies;
◆	Supporting and facilitating the development, incorporation, maintenance and embedding of the ERM framework and sound practices; and
◆	Monitoring and challenging the implementation and effectiveness of ERM practices.

In the context of these roles, the Risk Management Function has the following responsibilities:

Enterprise Risk Management (ERM) Framework

◆	The overarching ERM Framework supports Aegon’s corporate strategy and enables management to effectively deal with uncertainty and the associate risk-return trade-offs.

Global Risk Appetite (GRA)

◆	The GRA is linked to and supports Aegon’s strategy and purpose and translates into risk tolerances and risk indicators.

Risk Identification and Assessment

◆	All material risks are captured and classified in Aegon’s risk universe. An emerging risk process is in place to ensure that risk universe remains up-to-date and complete. Risk assessment includes risk measurement across valuation and reporting metrics and feeds into Aegon’s risk strategy, including risk preferences and risk profile considerations.

Risk Governance

◆	A risk governance framework is in place across all levels of the company, including formal committees, committee charters, memberships across relevant functions, and escalation procedures.

Policies and Standards

◆	Risk policies and standards set out requirements, roles and responsibilities and processes to manage risks across the risk universe.

Risk Embedding

◆	The ERM Framework is embedded in Aegon’s key business areas. The Own Risk Self-Assessment (ORSA) unites the risk and capital management and the business planning processes across Aegon and aligns to its strategy. The risk strategy is aligned with the business strategy, the strategy execution is closely monitored, and risks are timely identified to help steer towards strong delivery in a safe and timely manner.

Risk Oversight

◆	Major business (and risk) decisions are risk-based; properly risk informed and, where relevant, challenged by the Risk Management function to protect the balance sheet and proper customer conduct.

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Risk Monitoring and Reporting

◆	Risks across the risk universe are monitored and reported;
◆	Risk culture is embedded across the company;
◆	Awareness of employees, management, and leadership of relevant risks and how risks are managed.

Aegon’s Group and business unit’s risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the regional CROs that reports directly to the Group CRO.

Model Risk Management process

Aegon has Group-wide requirements in place on management of model risk. The requirements are covered in the Model Risk Management Framework, which consists of the Model Risk Management, Model Change (for Solvency II PIM only) and Model Validation policies. The purpose of the model risk management process is to assess, monitor and report on model integrity and the operation of related controls. The Model Risk Management function is part of the Risk Management function, and supports model owners and business users with standards on attaining and maintaining model integrity across the model life cycle. The model risk management function monitors changes in the gap remediation log and reports on model risk exposures and gap action progress by the first line.

Model Validation process

Aegon has Group-wide requirements in place on model validation. The requirements are covered in the Model Validation Framework, including the Model Validation and Model Change policies. The Model Validation function is part of the Risk Management function and is independent from model owners and business users. The model validation reports are approved in the independent Model Validation Committee (MVC).

The purpose of the model validation process is to assess the model’s integrity, including the performance of the model and the ongoing appropriateness of its specifications. Before model validation by Aegon’s second line can take place, responsible management – the first line – should have ensured that the model in scope of the validation meets the requirements as set out in the Model Validation Framework. Among other things, the Model Validation function assesses the appropriate use of test tools under the responsibility of local management and also performs its own independent testing. The findings of the model review are documented and result in a model opinion. Identified gaps need to be closed by the model owners according to a gap closure plan. Overarching model validations are performed on annual basis.

Solvency II PIM governance

The governance of Aegon’s Solvency II Partial Internal Model (PIM) is fully integrated in Aegon’s risk management system and governance structure. Aegon’s methodology for assessing risks includes the Solvency II PIM and is used to measure and aggregate risks and to calculate the Solvency Capital Ratio.

All Solvency II PIM models have been independently validated. After passing the initial validation, models are part of the regular validation program, in which models are subject to validation on a rolling basis to secure ongoing appropriateness.

In addition to the validation of individual models, the Solvency II PIM is also subject to a top-down analysis as part of the overarching validation performed by the Model Validation function. The overall purpose of the overarching validation is to provide an independent assessment of the overall appropriateness of the Solvency II PIM as adopted and used within Aegon. The overarching validation of the Solvency II PIM is updated annually. The last overarching validation was completed with a positive conclusion in July 2021.

There were no material changes to the internal model governance during the reporting period.

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B.3.2 Own Risk and Solvency Assessment

B.3.2.1 ORSA process overview

The Own Risk and Solvency Assessment (‘ORSA’) Process has a primary purpose of providing a holistic, inter-connected view of a) Aegon’s business strategy, b) the risks to which the business is exposed and c) Aegon’s capital levels. It assesses the financial security of the business given the risks Aegon is exposed to. The ORSA captures the key elements of the risk management and capital management processes which support the Company in pursuit of fulfilling its business strategy.

Own Risk and Solvency Assessment

The ORSA is integrated within the Company through Aegon’s annual Budget/Medium Term Plan (MTP) process and the ongoing Risk and Capital assessments.

The Budget/MTP contains the business plan over a three-year period. This includes business projections on a variety of bases to indicate different economic assumptions. The business plan combines the business and financial strategy. Also included within the Budget/MTP are stress testing techniques and scenario analysis to provide details of how the Company would be impacted by particular changes in macro and micro economic factors, in addition to non-financial factors impeding the fulfilment of Aegon’s strategic objectives. The outcomes of the process inform management, enabling them to determine appropriate mitigating actions and define capital and solvency needs.

An Own Risk and Capital assessment takes into account the strategy and the acceptable level of the associated risks in pursuit of that strategy. Aegon’s risk management process and ORSA cover Aegon’s risk universe and also give explicit attention to strategic risks, emerging risks and top risk themes.

The ORSA process is iterative and subject to on-going monitoring. The Budget/MTP and ORSA Steering Committee is responsible for the direction, integration of the business strategy and key decision making in respect of the Budget/MTP and ORSA process. The committee oversees the delivery of the Budget/MTP and ORSA and acts as an escalation point for decisions, risks or issues up to the Management Board. It approves all key deliverables throughout the process. The ORSA process is also used for decision making and responding to changes impacting the business. “Use” of the ORSA process relates to actions recommended to the Board arising from the ORSA process.

All of the above is evidenced and documented in Aegon’s annual ORSA report. More frequently, quarterly reports are produced internally that document the ongoing Risk and Capital assessments of the ORSA process throughout the year. The outcomes of these reports contribute to the annual ORSA report.

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The ORSA report is targeted primarily at the Management Board, Executive Board and Group Risk & Capital Committee as key approval bodies. However, the concepts of ORSA are business wide and all senior management engage with the ORSA process in developing business plans that are aligned with Aegon’s overall risk and capital strategy. The Executive Board approves and signs off the annual (and any non-regular) ORSA reports.

B.3.2.2 ORSA frequency

The ORSA is performed annually or more often if deemed necessary, like in situations where the business, solvency or risk profile significantly changes. A non-regular ORSA does not necessarily require all sections to be re-produced. Management is responsible for the monitoring of the triggers that may initiate the execution of a non-regular ORSA. The Executive Board is responsible for the execution of a non-regular Aegon Group ORSA.

B.3.2.3 Aegon’s own solvency needs

An important element of Aegon’s ERM framework is establishing the organization’s tolerance for risk in order to assist management in carrying out Aegon’s strategy within the limits of available resources. To achieve this, Aegon has defined the following key areas in which risk tolerance plays an important role:

◆	Capital generation;
◆	Solvency;
◆	Liquidity;
◆	Risk balance; and
◆	Responsible business with effective controls

The tolerances on capital generation and solvency both directly relate to capitalization. Capital generation relates to the change in the capital position over time. The tolerance is forward looking and focuses on the long term. A sustainable growth in long-term capital generation protects capital and helps to ensure policyholder protection while allowing Aegon to pay-out a sustainable dividend to investors. The solvency tolerance is integrated within the Capital Management Policy.

Aegon’s overall capital management strategy is based on adequate capitalization of its operating units, Cash Capital at Holding and leverage. Aegon manages capital in operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. For more details about the Capital Management Policy and the capital adequacy of Aegon’s operating units, please refer to section E. Capital management.

Capitalization is also a relevant factor in the risk balance tolerances. The targeted risk balance or risk profile is the outcome of Aegon’s risk strategy setting process. This process assesses by risk type whether the risk serves a customer need, whether Aegon has the competence to manage the risk, if Aegon has a preference for the risk and if the risk fits within Aegon’s risk-taking capacity. The risk taking capacity is determined by the available capital. Ultimately, the risk-taking capacity is allocated to specific risks through risk tolerances in line with the Company’s risk preferences.

A breach of any of the risk tolerances needs to be followed by a review of business plans and identification of management actions to remediate the breach.

Capitalization is not an explicit factor in the liquidity risk tolerance which requires having sufficient liquidity to meet cash demands, even after an extreme event. However, both sound capital and liquidity management are required to ensure that Aegon is able to meet its obligations in the short and the long run.

Capitalization is also not an explicit factor in the tolerance on responsible business with effective controls, which links risk management to the organization culture and sets tolerances for operational risk events, ensuring business integrity and operational resilience.

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B.4 Internal control system

Aegon has developed an internal control system that facilitates its compliance with applicable laws, regulations and administrative processes, and the effectiveness and efficiency of operations with regard to its objectives, in addition to the availability and reliability of financial and non-financial information. The overall internal control system ensures appropriate control activities for key processes and the documentation and reporting of administrative and accounting information. The internal control system is embedded through policies and frameworks such as the ERM framework, the Model Validation Framework and the Operational Risk Management (ORM) Framework, and is considered wider than the ‘Internal Control – Integrated Framework issued by COSO in 2013, on which criteria for the internal control system are based.

The internal control system was developed in accordance with regulations that Aegon must comply with (i.e. Sarbanes-Oxley Act and Solvency II). Aegon’s control activities should assure an adequate level of internal control over Aegon’s objectives and in particular compliance, operational and financial reporting objectives including the production of Solvency II and EU-IFRS numbers. The objective is to provide assurance regarding the reliability, accuracy, completeness, timeliness and quality of internal and external (regulatory) reporting, the safeguarding of assets, and compliance with internal and external requirements. A key element of Aegon’s internal control system is to facilitate action planning and embed continuous improvement regarding the internal control environment throughout the organization.

As part of the internal control system, a financial reporting internal control framework has been established supported by Aegon’s Group Sarbanes Oxley methodology. For more information about Aegon’s internal control framework, reference is made to section B.4.2 ORM Framework. Furthermore, as required by Solvency II, Aegon’s internal control framework includes a compliance function, which is described in section B.4.3.

The internal audit function and actuarial function are described in section B.5 and B.6 respectively.

B.4.1 General principles of Aegon’s internal control system

The general principles of Aegon’s internal control system apply to all undertakings, functional areas or departments. These principles are as follows:

◆	All employees must comply with the Code of Conduct. The Code of Conduct states that all employees will conduct their work in an ethical manner;
◆	If employees become aware of, or observe fraud, questionable accounting practices, or other unethical behavior, they should report it to a member of management, human resources or to Aegon Speak Up helpline;
◆	Employees are instructed regarding the sensitivity and confidentiality of the Group and policyholder information or client information;
◆	All departments have developed a system of internal control to ensure that the assets and records of the Group are adequately protected from loss, theft, alteration or unauthorized access;
◆	All departments embed and maintain adequate segregation of duties. Where adequate segregation cannot be achieved, other risk mitigating controls are designed, implemented, effectively performed and results documented;
◆	All departments have business continuity plans in place that are periodically updated;
◆	The interest of the customer is considered when designing, approving and reviewing products and distribution channels (in line with Aegon’s market conduct principles); and
◆	Records of the Group are maintained in compliance with record retention policies and local regulatory requirements.

B.4.2 ORM framework

A key element of Aegon’s internal control system is to facilitate action planning and embed continuous improvement regarding the internal control environment throughout the organization. From an Operational Risk Management (ORM) perspective and given the different nature of operational risks vis-à-vis financial and underwriting risks, the ORM framework is considered an integral part of the internal control system to facilitate its compliance with applicable laws, regulation and administrative processes and the effectiveness and efficiency of operations in view of its objectives. The ORM framework is part of the more comprehensive ERM Framework, which is not limited to operational risk. From that perspective the ORM function applies building blocks of the ERM framework. The figure below provides a graphical illustration of this ORM framework.

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Aegon’s ORM Framework

A Risk (Self) Assessment (RSA) is achieved through periodic risk control self-assessments. These are performed to understand business objectives, identify operational risks for realizing these objectives, assess the adequacy of the risk mitigating factors or controls in place given the identified risks, and assess the impact and likelihood of losses (including financial reporting errors). These assessments contribute to the understanding of all known risks for which key control activities can be determined to (partly) mitigate those risks. This risk identification is supported by a value chain contributing to the completeness of the risk assessment and the identification of handover points.

Scenario Analysis is the process of developing scenarios along structured dimensions, using opinions from subject matter experts and business leaders, and deriving reasoned risk assessment of the severity and frequency, thereby enabling business improvements and enhanced risk management.

Risk Monitoring is accomplished through the effective design and implementation of Key Risk Indicators (KRIs) or other monitoring mechanisms that inform about current risk and control profiles. Relative to financial reporting, management actively monitors processes and key controls to ensure that they are designed and operating effectively. Management’s active monitoring of key controls, KRIs, or other measurements along with identifying and implementing related action plans reflects the proactive nature of risk management efforts. Appropriate metrics or measurements should be identified to the extent that they are indicators of potential risk or control deficiencies.

Risk Validation is obtained through the identification, collection and analysis of operational loss events, or through validating the effectiveness of controls that mitigate risks. The operational loss events are collected and analyzed in a centralized loss database. To stimulate learning within and as an organization, root causes of operational loss events or control deficiencies are analyzed and shared. By sharing the root causes, Aegon facilitates more effective risk management and continuous process improvement.

Risk Response & Action Plans follow the risk identification, monitoring and validation process. Risk Response is the decision-making process to accept, control, transfer or avoid risks. Action plans are developed and activities performed to achieve the desired risk mitigation. Action plans arise from losses incurred, risk assessments performed, monitoring activities (including key risk indicators identified) and control testing results.

Risk Reporting covers all aspects of operational risk management, validating and demonstrating the importance of risk management to Aegon’s operations. Reporting of (key) risks, loss events, control weaknesses and trends in KRIs provides a mechanism for taking appropriate and adequate actions on a timely basis, enhancing the decision-making process and providing feedback that gauges the success for the ORM program as a whole.

Aegon Solvency and Financial Condition Report Group 2021

48	System of governance Internal control system

B.4.3 Compliance function

B.4.3.1 Introduction

For Aegon, compliance is based on integrity risk which is defined as the threat to the reputation of, or the current or future threat to the capital or the results of Aegon due to insufficient compliance with the law and regulations, internal company rules and policies governing.

The business is supported by the Aegon Group Compliance function and business unit-level compliance teams by:

◆	Identifying new and revised regulations and managing the regulatory compliance universe;
◆	Identifying and assessing risks stemming from these regulations;
◆	Advising how to comply with new changes and existing regulations;
◆	Policy setting and implementation;
◆	Investigating compliance breaches; and
◆	Periodic and ad hoc reporting on regulatory developments, and compliance and integrity incidents.

B.4.3.2 Aegon Group Compliance function

At Aegon Group level, the key function holder for Compliance assurance with Solvency II requirements is the Global Head of Compliance. The independence of the key function holder is maintained by, amongst other governance practices, having the Global Head prepare and present his/her own report to the Supervisory Board Audit Committee. At the business unit level, there are also compliance personnel who support local management in the development of the local programs. They also report to the Global Head of Compliance about the effectiveness of the local program.

B.4.3.3 Objective of the Compliance function

The objective of the Compliance function is to support the Executive Board, Management Board and business units’ Management Boards in ensuring that Aegon acts in line with relevant legal, regulatory requirements and Aegon Group risk tolerance. In this role, the function will promote and foster compliance with laws and regulations. Conducted effectively, strong compliance enables the organization to act with integrity, and provide optimal service delivery to Aegon’s clients. To ensure the achievement of this objective, the Compliance function prepares an annual plan that is approved by the Audit Committee and reports on progress against the plan on a quarterly basis. Business units must also prepare local annual plans as well as a compliance monitoring plan to ensure that business is operating in accordance with the agreed-upon requirements. The Compliance function is supported by a compliance methodology as well as certain tooling, such as sanction screening tooling, to ensure that there is alignment across the business units.

B.4.3.4 Activities

The Compliance function is responsible for the identification and assessment of regulatory developments and associated risks, the management and implementation of programs to respond to regulatory developments (risk mitigation) and first line monitoring, and reporting of compliance with existing regulations and internal policies to ensure that Aegon operates within its integrity risk tolerance.

The following thematic regulatory areas fall within the scope of the compliance function:

◆	Market Conduct Regulation (Treating Customers Fairly);
◆	Prudential Financial Regulation (Solvency II, et al.);
◆	Organizational Conduct Regulation (Market Abuse, Anti-Trust and Competition);
◆	Personal Conduct Regulation (Conflict of Interest, Fitness & Propriety; Personal Conduct Regulation)
◆	Customer Conduct Regulation (Sanctions); and
◆	Financial Crime Regulation (Anti-Money Laundering, Counter Terrorist Financing, Fraud, Anti-Bribery and Corruption).

B.4.3.5 Role of management

Compliance is a global function within Aegon. The Executive Board, supported by the Management Board, is responsible for the effectiveness of the Aegon organization as a whole at all times; they are responsible for the establishment of an effective compliance function that meets the requirements set out in the Compliance Charter.

B.4.3.6 Responsibilities & roles of the Compliance function

Compliance acts as a gatekeeper within the organization to identify regulatory requirements, and, working with business unit management, to ensure compliance. The function maintains a charter, a framework and a suite of global policies designed to manage the risk of non-compliance.

Aegon Solvency and Financial Condition Report Group 2021

49	System of governance Internal Audit function

In realizing the objective of the function, the following aspects are important:

◆	Advise the Executive Board, Management Board, and Supervisory Board Audit Committee on:
◆	the (potential) impact of regulatory developments on Aegon;
◆	the development of a compliance framework that encompasses the relevant regulatory requirements and risks pertaining to Aegon and serves as a standard for all entities of Aegon; and
◆	the status of Aegon’s compliance with laws, regulations and appropriate Aegon Group’s policies.
◆	Support and facilitate the Executive Board, Management Board, business unit Management Boards and the business in the implementation, maintenance and embedding of the compliance framework.
◆	Monitor on behalf of the Executive Board, Management Board and business unit Management Boards in cooperation with local teams the implementation and effectiveness of the compliance framework.

B.5 Internal Audit function

B.5.1 Internal Audit function

Aegon’s Internal Audit function (Internal Audit) assists the Executive Board, the Supervisory Board and senior management in protecting Aegon’s assets, reputation, and sustainability by independently and objectively evaluating the effectiveness of internal controls, risk management and governance processes. The Internal Audit function is the third line function.

The Aegon Global Chief Audit Executive reports functionally and administratively to Aegon’s Group Chief Executive Officer and the Audit Committee of the Supervisory Board. Internal Audit’s main tasks and responsibilities are to:

◆	Prepare and execute a risk-based audit plan which, after review by the Management Board, is approved by the Risk and Audit Committees of the business units and the Audit Committee of the Supervisory Board;
◆	Identify, and agree with management, opportunities to improve the internal controls, risk management and governance processes, and verify that such improvements are implemented effectively within a predetermined period of time;
◆	Execute audits on the functioning of the first and second line of defense;
◆	Assist in the investigation of significant suspected fraudulent activities or conduct special reviews or consulting which may not usually be included in the scope of Internal Audit; and
◆	Issue periodic reports to respective management and Audit Committees, summarizing the progress and results of the annual audit plan.

B.5.2 Independence and objectivity of the Internal Audit function

Internal Audit executes its duties freely and objectively in accordance with the Institute of Internal Auditors’ International Standards for the Professional Practices of Internal Audit, in addition to Aegon policies and procedures. Internal Audit’s policies also align with local professional auditing standards.

Internal Audit avoids any conflict of interest and accesses the knowledge necessary to perform audit activities in specific areas of expertise. If required, temporary resourcing constraints can be alleviated by outsourcing of Internal Audit activities.

The business units’ Chief Audit Executives verify as to whether any resource not employed by Internal Audit departments (for example contractors or other externally hired resources) possesses the necessary knowledge, skills and other competencies to execute the duties of Internal Audit. These resources are appropriately assigned to audit teams or otherwise assist the internal auditors, and comply with the principles of the Aegon Internal Audit Charter.

Resources employed within the Internal Audit function do not execute any operational duties for Aegon and will not review a business area or function in which they have had recent management or operational responsibility or are otherwise conflicted.

To ensure the independence of the auditors and effective governance, the business units’ Chief Audit Executives have a reporting line to the Aegon Global Chief Audit Executive, as well as to their respective business units’ Risk and Audit Committee and business units’ Chief Executive Officer.

Agency and Financial Condition Report Group 2021

50	System of governance Actuarial function

B.6 Actuarial function

B.6.1 Global functions

The Executive Board has defined the Actuarial Function in accordance with Article 48 of the Solvency II Directive. In addition, to support the Actuarial Function, the Executive Board has defined the Underwriting Risk Management (URM) function (as a sub-function within risk). There are also a number of actuarial activities which are included in the scope of the Finance Function and these are often led by the Chief Actuary in the business unit.

◆	The Actuarial Function is to co-ordinate the calculation of the technical provisions, provide opinions on the adequacy and reliability of the technical provisions, the adequacy of the underwriting policy and reinsurance arrangements and support the implementations of the risk management system.
◆	The actuarial activities performed in Finance are usually led by the Chief Actuary in the BUs. The Chief Actuary’s role is to advise, to support, to facilitate, to monitor and to challenge on matters relating to the calculation of insurance liabilities, pricing and product development, reinsurance use, underwriting practices, required capital assessment and the maintenance of a strong control culture. The Chief Actuary, traditionally, oversees the setting of the assumptions and methodology, capital reporting and the oversight of pricing and reinsurance. The exact split of responsibilities depends on the organizational structure within Finance.
◆	The URM function is to monitor and to challenge on matters relating to actuarial risk analysis, risk policy and limit framework setting, risk management and compliance, assessment of required capital methodology and modelling, in addition to related risk controls. Furthermore, the role of the Head of URM is to set frameworks in which the first line operates and to perform independent peer reviews of the Actuarial Function reports where these are prepared by the Chief Actuary. At Aegon Group and Aegon the Netherlands, there is no requirement for an independent peer review of the Actuarial Function Report. This reflects that the Head of the Actuarial function (placed in the second line) is not directly responsible for the calculation of the technical provisions and is therefore able to provide an independent opinion.

The roles and responsibilities of the Actuarial function as defined in line with the Solvency II framework are allocated at Aegon Group and in each Insurance entity to either the Chief Actuary (in a first line position) or the Head of URM (in a second line position). In Aegon N.V. and Aegon the Netherlands, due to regulatory requirements, the Head of the Actuarial Function role is a second line position and is therefore allocated to the Head of URM, reporting to the CRO. In the other operating units, the Head of the Actuarial Function role is allocated to the Chief Actuary in the first line.

B.6.2 Objectives of the function

The objectives of the Actuarial Function consist of the delivery of the requirements of Article 48 of the Solvency II directive. This includes the coordination of the calculation of the technical provisions, including risk margins by ensuring a proper control framework, appropriate guidelines, accurate reporting and appropriate data, modelling, methodology and assumptions, the assessment of the overall underwriting policy and reinsurance use and the contribution to the effective implementation of the risk management system.

The Actuarial Function is facilitated and supported by the Finance and URM functions. The Finance Function provides senior management with actuarial analysis on: quarterly changes in technical provisions, product pricing, actual and expected assumption experience including expert judgments, and in general the impact of strategic or management decisions on liabilities and actuarial risks. The URM function reviews and challenges matters related to non-financial assumptions, model and methodologies, pricing and reinsurance through the setting and thereafter the attestation of the policies, setting and monitoring of guidelines and the assumption review process.

It is the responsibility of the actuarial function to ensure the appropriateness of the methodologies and underlying models used as well as the assumptions included in the calculation of the technical provisions. This aims to ensure compliance with regulatory actuarial (reporting) requirements, including effective local actuarial sign-off on the adequacy and reliability of technical provisions (also referred to as reserves). The actuarial function ensures the compliance of the internal actuarial framework with Solvency II legislation as well as compliance with the abovementioned policies and guidelines with respect to actuarial risks and supporting management in the execution of an effective underwriting policy, also covering the pricing and product development, by providing expert opinions. Furthermore, the objective of the actuarial function is to support management in the assessment of the appropriate use of reinsurance.

B.6.3 Reporting

The Actuarial Function Holder reports periodically about the adequacy and reliability of the technical provisions (Actuarial Function Report), actuarial assumption assumed/expected results and analysis, analysis of annual actuarial financials (source of earnings), pricing developments, reinsurance use, underwriting practices, actuarial content in regulatory reports (e.g. SFCR and ORSA), and required capital methodology for actuarial risks.

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51	System of governance Outsourcing

The URM function reports periodically about peer reviews of Actuarial Function reports (except for Aegon Group and insurance companies operating in the Netherlands) and actuarial assumptions, actuarial/underwriting risks versus risk indicators, compliance with pricing & product development policies, reinsurance counterparty risk exposure and policy compliance, actuarial risk framework developments, and relevant risk controls.

B.7 Outsourcing

B.7.1 External outsourcing arrangements

Outsourcing arrangements are arrangements of any form between an Aegon entity and a third party, in which the third party performs a function or an activity, whether directly or by sub-outsourcing, which would otherwise be performed by the Aegon entity itself.

An external outsourcing arrangement is considered to be a material risk under Solvency II and by Aegon when it covers a critical or important function or activity that is essential to the operation of the undertaking as it would be unable to deliver its services to policyholders without the function or activity.’ Aegon defines material external outsourcing arrangements based on a vendor segmentation, which is included in Aegon’s ‘Third Party Risk Management policy’.

Material suppliers are performing critical or important functions or activities that Aegon is unable to perform itself and which are essential to the operation of the undertaking and in the absence of which Aegon would be unable to deliver its services to policy holders.

Material outsourcing arrangements and material suppliers have an impact on operational risk as a result of potential material changes to and reduced control over the related people, processes and systems. To manage material outsourcing arrangements and material suppliers, Aegon has a ‘Third Party Risk Management Policy’. The aim of this policy and other procurement related documentation is to ensure that all arrangements entered into by Aegon are subject to appropriate assessment and approval, the policy aims to manage the risk related to third parties through their full lifecycle. In case arrangements are identified as material outsourcing arrangements due diligence, approval and on-going monitoring is performed in line with the policy. All material risks arising from external material outsourcing arrangements and material suppliers are appropriately managed to ensure that Aegon is able to meet both its financial and service obligations.

External outsourcing arrangements are those where the third party is not a member of the Aegon Group of companies. In 2018 Aegon Americas entered into an agreement with Tata Consultancy Services (TCS) to administer the company’s US insurance and annuity business lines. The partnership is enabling Aegon Americas to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service customers in all lines of business; oversight is performed by Aegon Americas.

In 2019 Aegon United Kingdom expanded its existing partnership with Atos, through a 15-year contract to service and administer its Non-Platform business. This will further improve customer service for the customers of Aegon UK’s Non-Platform business with a multitude of different policy types. The same teams previously supporting Aegon’s Non-Platform business transferred to Atos and remained in Edinburgh, thereby providing continuity of service. Oversight is performed by Aegon UK to reflect that ultimate accountability for service delivery remains with Aegon UK.

As of June 1, 2020, Aegon the Netherlands entered into an agreement with IBM Services for the servicing and administration of its individual life policies. This is designed to further digitally enhance the service for around 800,000 policies until the last life insurance policy in the portfolio expires. Aegon employees servicing and administering the individual life book transferred to IBM to ensure continuity of knowledge regarding the life-book. The ownership and accountability regarding the individual life-book remains with Aegon the Netherlands.

B.7.2 Intra-group outsourcing arrangements

Aegon has material intra-group outsourcing agreements. At business unit level, Aegon makes use of several ancillary service companies. These companies perform a range of services for Aegon entities. These ancillary service companies are fully owned by Aegon and in most cases (hierarchically) managed by the local business units. One intra-group outsourcing arrangement relates to Aegon’s insurance entities having outsourced their asset management to Aegon Asset Management. Aegon Asset Management manages investments for Aegon’s insurance companies based on investment mandates.

Aegon Solvency and Financial Condition Report Group 2021

52	System of governance Any other information

The ‘Third Party Risk Management Policy’ also covers the intra-group outsourcing. For intra-group outsourcing the examination of the vendor may be less detailed, provided that the business unit has greater familiarity with the vendor, and if the business unit has sufficient control over, or can influence the actions of, the vendor. However, for intra-group outsourcing agreements, Aegon requires a written agreement, including a service level agreement (SLA), stipulating duties and responsibilities of both parties.

B.7.3 Material intra-group outsourcing arrangements

The material intra-group outsourcing arrangements at Aegon Group level are:

◆	An intra-group agreement between Transamerica Life Insurance Company and Aegon N.V. The different services provided by Transamerica Life Insurance Company relate to information and technology services mutually agreed upon, which may be modified from time to time;
◆	The business unit Aegon Asset Management manages a large part of the assets of Aegon’s insurance companies, including Aegon Americas. The contracting entities Aegon Investment Management B.V. (AIM), Aegon USA Investment Management, LLC (AUIM) and Aegon USA Realty Advisors, LLC (AURA) are part of this Unit; and
◆	Aegon Derivatives faciliates the use of derivatives by Aegon Group companies by among other things: mitigating counterparty risk related to the use of derivatives through netting and collateral management, and monitoring regulatory and legal developments. Pursuant to mandate agreements with certain Aegon Group entities, Aegon Derivatives enters into derivatives transactions with third parties. Aegon Derivatives does so in its own name, but for the account and risk of internal clients.

B.8 Any other information

B.8.1 Assessment of adequacy

Corporate governance at Aegon is determined by the Executive Board and Supervisory Board of Aegon N.V. Regulations and (inter) national guidelines are taken into account and the roles and responsibilities of the Executive Board and Supervisory Board are reflected in the respective board charters. Those board charters are reviewed on a regular basis and revisions will follow required approval processes.

In addition, all Aegon employees are committed to the Code of Conduct, which consists of Aegon’s purpose, core values and rules of conduct. The Code of Conduct also addresses governance aspects and reflects compliancy with laws and regulations, information sharing and the identification and management of risks in a prudent way (for instance internal guidelines and policies).

Aegon’s risk management system is an important part of Aegon’s system of governance. Both its risk governance framework, as described in section B.3.1.2, and its ERM framework, as described in section B.3.1.1, are designed to adequately manage risks according to the nature, scale and complexity. Where appropriate, the risk governance structure is updated to meet changing demands.

Escalation thresholds for decision making are linked to the scale and impact of the risks to the organization. Risk tolerances, policies, methodologies and models are regularly reviewed to ensure they remain appropriate and up-to-date. Aegon’s Solvency II PIM is fully integrated into Aegon’s risk management system and governance structure, and the model validation function regularly assesses the Solvency II PIM and underlying components. The model integrity is assessed, including performance of the model and ongoing appropriateness of its specifications.

The conclusion of the latest assessment by Group Model Validation was that the Solvency II PIM, including underlying internal models, standard formula shocks, and aggregation methodology, is considered fit for purpose for use within the Solvency Capital Requirement (SCR) calculations. Aegon’s risk management is continuously being improved to ensure capabilities remain at a high level in changing conditions.

In 2021, risk management and internal control topics were discussed by the relevant management committees and bodies, including the Management Board, the Executive Board, the Risk Committee of the Supervisory Board and the Audit Committee of the Supervisory Board. From analysis of internal and external audit reports and risk reviews, no material weaknesses were observed, and no significant changes or major improvements were made or planned to the risk management and internal control systems following from the review.

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53	Risk profile General

C. Risk profile

General

This section provides general information regarding Aegon’s risk profile.

Introduction to Aegon’s risk profile

As an insurance group, Aegon accepts and manages risk for the benefit of its customers and other stakeholders.

As a result of its activities, the Group is exposed to a range of underwriting, market, credit, liquidity and operational risks. The table below provides information on the Solvency II capital requirement for these risks. The other capital requirements category mainly includes capital requirements for entities under Deduction & Aggregation on a (provisional) equivalence basis, being US Life insurance entities, Bermuda, and Brazil. The capital requirements of Other Financial Sector entities (including Aegon Bank) are also part of this category.

Composition of Group SCR

Amounts in EUR millions		2021	2020
SFCR section	QRT S.25.02.22
C.2 Market risk	Market Risk (SF)	1,140	1,077
	Market Risk (IM)	3,027	2,896
C.3 Credit risk1)	Counterparty default risk (SF)	161	286
	Counterparty default risk (IM)	49	10
C.1 Underwriting risk	Life underwriting risk (SF)	1,224	1,242
	Life underwriting risk (IM)	2,222	2,831
	Health underwriting risk (SF)	281	288
	Health underwriting risk (IM)	-	-
	Non-life underwriting risk (SF)	128	126
	Non-life underwriting risk (IM)	-	-
C.5 Operational risk	Operational risk (SF)	310	333
	Operational risk (IM)	330	348
E.2.1 Solvency Capital Requirement	LAC-DT	(998)	(716)
	Total undiversified components	7,875	8,721
	Diversification	(3,080)	(3,508)
	PIM SCR after diversification (AC only)	4,795	5,213
	Capital requirements for D&A and OFS	4,431	4,260
	Group PIM SCR	9,226	9,473
1

To align with the SCR in QRT S.25.02.22 and section E, Aegon will only discuss counterparty default risk (as defined in the Delegated Regulation) in section C3.3. More generally, Aegon considers the term ‘credit risk’ to also include spread risk, migration risk and default (market risk concentration) risk relating to financial investments. To keep this alignment with QRT S.25.02.22 consistent throughout the SFCR, these other components of credit risk are discussed instead in section C.2 Market risk.

Aegon Solvency and Financial Condition Report Group 2021

54	Risk profile General

Aegon Group’s net Partial Internal Model (PIM) SCR amounted to EUR 9,226 million on December 31, 2021, which was a decrease of 247 million compared to the SCR on December 31, 2020 of EUR 9,473 million. The net SCR decrease was mainly driven by the following movements:

◆

Market risk (SF) increased by EUR 63 million driven by an increase in equity risk as a result of higher equity markets causing an increase in the symmetric adjustment[1] for equity risk under the Standard Formula, and by an increase in Own Funds for the US non-regulated entities. This is partly offset by reduced market risk for Aegon Spain following the integration of the Popular Vida investment into Santander Life;

◆	Market risk (IM) increased by EUR 131 million mainly due to higher equity exposure given the increase in equity markets, particularly for SE Plc;

◆

The changes in counterparty default risk for IM and SF (decrease of EUR 86 million) are a result of capturing some of Aegon UK’s counterparty default risk under the IM rather than the SF at Group level from 2021 following Brexit, whilst reflecting the fact that some of the risk is borne by policyholders;

◆

Life underwriting risk (IM) decreased by EUR 609 million, mainly due to reduced longevity risk following a reinsurance transaction by NL Life and model updates. The increase in EUR and GBP interest rates over 2021 also contributed to the decrease;

◆	There were minor changes in life, health and non-life underwriting risk (all SF) and operational risk (both SF and IM);

◆

The loss absorbing capacity of deferred taxes (LAC-DT) increased (which reduces the net SCR) by EUR 282 million. The increase is caused by the increase in LAC-DT factor applied by NL Life from 45% to 65%, as well as changes in the future corporation tax rate for the UK and the Netherlands. When determining the LAC-DT factor the enacted future corporate income tax rate (25% instead of 19% for the UK, 25.8% instead of 25% for the Netherlands) is taken into account, with the higher tax rates leading to an increase in LAC-DT benefit;

◆

The diversification benefit amount decreased by EUR 428 million (which increases the net SCR). This was mainly driven by the decrease in gross SCR of the life underwriting risk (IM) and increase in market risk (IM), leading to lower diversification between these risks;

◆

The SCR for D&A and OFS increased by EUR 171 million, mainly due to new business strain in China and Aegon Asset Management, and higher capital requirements related to the UK employee pension scheme. Note that there is a decrease in SCR for the US RBC entities in US dollar terms, driven by a change in hedging strategy and release of inforce SCR, but in euro terms there is minimal movement as the euro depreciated against the dollar.

When managing its day-to-day risk exposures, Aegon includes the D&A businesses in its analyses and managing of underwriting risk, market risk, credit risk, liquidity risk and operational risk. Aegon’s risk management and control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the Company’s strategy. Risk management and control systems are applied consistently across the Group.

Aegon’s risk strategy provides direction for the targeted risk profile while supporting Aegon’s business strategy. The targeted risk profile is determined by customer needs, Aegon’s competence to manage the risk, the preference of Aegon for the risk, the return that can be achieved and whether there is sufficient capacity to take the risk. Aegon currently targets an equal balance between financial market and credit risks and underwriting risks. The targeted risk profile is set at Aegon Group level, and developed in more detail within the subsidiaries where insurance business is written.

To manage its risk exposure, Aegon has risk policies in place. Many of these policies are Group-wide while others are adapted to the situation of local businesses. As mentioned in B.3.1.2 Risk governance framework, Group level policies limit the Group’s exposure to major risks such as equity, interest rates, credit, and currency. The risk indicator levels in these policies in aggregate remained within the Group’s overall tolerance for risk and the Group’s financial resources.

Factors influencing Aegon’s risk preferences include expected returns, the alignment between Aegon, counterparty and customer interests, the existing risk exposures and other risk characteristics such as diversification, the severity of the risk in an extreme market event and, the speed at which risk can materialize in Aegon’s capital position, liquidity position and/or net income.

[1]

The symmetric adjustment is designed to reduce procylicality by increasing/decreasing the equity shock in the standard formula when equity markets are up/ down compared to their 3-year historic average

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55	Risk profile General

To monitor Aegon’s position against its risk appetite the Risk governance framework sets out Risk Tolerances and Risk Indicators. Adherence to these tolerances and indicators is tested on a frequent basis using actual results in addition to sensitivity and scenario analyses. For indicators related to statutory capital purposes EEA legal entities use methods and assumptions that are defined by Solvency II, in some cases this is PIM based while in others it is Standard Formula based. For non-EEA legal entities, the methods and assumptions are based on local regulatory requirements. When relevant, local rules will be applied, for example when allowing for the impact of tax upon results.

The sections C.1 Underwriting risk; C.2 Market risk; C.3 Credit risk; C.4 Liquidity risk; C.5 Operational risk and C.6 Other material risk include qualitative and quantitative information with respect to specific risks.

Applicable risk mitigation techniques are described in each section. Furthermore, the sections include a description of the methods used, the assumptions made and the outcome of sensitivity analysis. Management actions that are ‘business as usual’ are factored into the sensitivity analysis. Reactive management actions are not factored into the sensitivity analysis. The impacts of established hedge programs are taken into account where applicable. The sensitivities do not, in general, reflect what the Solvency ratio would have been if risk variables had been different. This is because the analysis is based on the existing exposures on the reporting date, rather than on those that actually occurred during the year. The results of the sensitivities are also not intended to be an accurate prediction of Aegon’s Solvency ratio.

In addition, these aforementioned sections do not consider all methods available to management to respond to changes in the financial environment, such as changing investment portfolio allocations or adjusting premiums and crediting rates. Furthermore, the results of the analyses cannot be interpolated/extrapolated for smaller/wider variations because effects do not tend to be linear. No risk management process can clearly predict future results.

Prudent person principle

The prudent person principle has been embedded into Aegon’s system of governance, and is applicable for Underwriting risk, Market risk and Credit risk.

In accordance with the Investment and Counterparty Risk policy, the business unit is required to explain how the Solvency II prudent person principle requirements are met.

The Investment and Counterparty Risk Policy requires relevant business units to satisfy the prudent person principle. The risks on the investment side are presented in Risk Reporting analysis with more detailed reporting performed by Aegon Asset Management. Aegon’s Risk Appetite Framework is in place to ensure that the assets held are appropriate to the nature of the liabilities without taking on excessive risks:

◆	ERC Risk limit indicators for market and financial risks are set and form part of the Aegon Risk Appetite Framework;

◆	The Investment and Counterparty Risk Policy establishes the prudent person principle requirements;

◆

Concentration in exposures is avoided by testing adverse plausible scenarios in the Budget/MTP process and by setting single counterparty limits in the Group Credit Name Limit Policy. This is supplemented with the Focus List that provides a more proactive process to monitor and control concentration;

◆

The requirements related to use of derivatives can be found in the Derivative Use Policy. This policy ensures that a consistent standard of responsible derivative usage is in place across the Aegon Group. In addition, the consolidated reporting of derivative positions provides transparency to derivative usage as well as a demonstration of controls;

◆

The Securities Lending and Repo Policy ensures a consistent standard for Securities Lending and Repurchase (Repo) programs within the Aegon Group. This Policy sets out the minimum required processes and documentation standards that must be in place for any unit to operate in these instruments; and

◆

The Reinsurance Use Policy establishes the process with which reinsurance use is conducted at Aegon in order to ensure a consistent high standard of reinsurance use across the Group, to ensure proper internal controls are in place around risks arising from reinsurance wherever material (e.g. counterparty risk and basis risk), and to ensure globally consistent information on Aegon’s reinsurance treaties is available.

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56	Risk profile General

Off-balance positions and special purpose vehicles

This section provides information regarding Aegon’s risk exposure arising from off-balance sheet positions and the transfer of risk to special purpose vehicles. The off-balance sheet positions at the end of 2021, which consist of other commitments and contingencies and contractual obligations, are disclosed including a description of the risk exposure arising from them. Aegon has no exposure to special purpose vehicles as defined by Article 13(26) of the Solvency II Directive (2009/138/EC).

Other commitments and contingencies

As of December 31, 2021, guarantees amounted to EUR 506 million (2020: EUR 364 million) and include those guarantees associated with the sale of investments in low-income housing tax credit partnerships in the United States, which can be called upon if there is a deficiency in the tax benefits delivered to the investor or if Aegon is in default under a material provision of the contract. Standby letters of credit amounts reflected above are the liquidity commitment notional amounts. In addition to the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations such as investment mandates related to investment funds.

Other commitments and contingencies

Amounts in EUR millions	2021	2020
Guarantees	506	364
Standby letters of credit	12	11
Share of contingent liabilities incurred in relation to interests in joint ventures	7	7
Other guarantees	11	11
Other commitments and contingent liabilities	-	7

Contractual obligations

In March 2019, affiliates of Transamerica Corporation and Long Term Care Group (LTCG), entered into a series of agreements to which Transamerica transferred to LTCG the administration and claims management of its long term care insurance business line, enabling Transamerica to accelerate the enhancement of its digital capabilities and modernize its long term care insurance platform. Over the course of the multi-year contract, Transamerica will pay approximately USD 390 million to LTCG. These fees represent compensation for administering Transamerica’s long term care product line including policyholder service, claims processing and care management. The agreement also contains a termination clause in which Transamerica – subject to certain limitations – agrees to compensate LTCG, on a specified schedule, for early termination.

In April 2018, affiliates of Transamerica Corporation entered into a series of agreements with affiliates of Tata Consultancy Services Limited (TCS) to administer the Company’s US life insurance, voluntary benefits, and annuity business lines. The collaboration enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. Over the course of the multi-year contract, Transamerica could pay more than USD 2 billion to TCS. These fees represent compensation for administering Transamerica’s over 10 million policies and are driven by both new business and policies already in force. In addition, this commitment includes remaining transition and conversion charges of approximately USD 9 million in 2022 as well as administrative, IT and finance service fees which are contingent on TCS meeting specified milestones in the underlying agreement with Transamerica. The agreement also contains termination clauses which in certain conditions and subject to certain limitations, could require Transamerica to compensate TCS, on a specified schedule, for early termination.

In November 2018, Aegon UK announced an extended partnership with Atos BPS Ltd (Atos) to service and administer its Traditional Products Business (non-Platform customers). The agreement is a 15-year contract under which Aegon UK pays Atos to administer around 1.4 million customers, which took effect on June 1, 2019 as planned. At year-end 2021, outstanding transition and conversion charges are estimated to amount to approximately GBP 8 million, which are expected to be recorded over the next year, with fixed payments to Atos defined in the agreement and subject to completion of milestones which have been agreed with Aegon UK.

On October 31, 2017, Aegon the Netherlands sold its shares in Unirobe Meeùs Groep (UMG) for EUR 295 million to Aon Groep Nederland. Under the share purchase agreement between Aegon Nederland and the buyer, Aegon the Netherlands indemnifies and holds the buyer and its group (including UMG) harmless for and against any damage suffered or incurred which is the result of the Unit Linked Insurances Claims until 2027 with respect to Unit Linked Policies in the portfolio of UMG prior to January 1, 2017. The aggregate liability for Aegon the Netherlands is maximized at an amount equal to the purchase price.

An Aegon N.V. indirect US life subsidiary has a net worth maintenance agreement with its subsidiary Transamerica Life (Bermuda) Ltd, pursuant to which Transamerica Life Insurance Company, a US life insurance subsidiary, will provide capital sufficient to maintain a S&P ‘AA’ financial strength rating and capital sufficient to comply with the requirements of the countries in which its branches are located.

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57	Risk profile Underwriting risk

Aegon N.V. has guaranteed and is severally liable for the following:

◆

Due and punctual payment of payables under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2021, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 1,157 million (2020: EUR 1,618 million); as of that date no amounts had been drawn, or were due under these facilities;

◆

Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounting to EUR 987 million (2020: EUR 993 million); and

◆

Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2021.

C. 1 Underwriting risk

C. 1.1 Underwriting risk description

Underwriting risk, sometimes referred to as “insurance risk”, arises from deviations from product pricing assumptions. These are typically actuarial assumptions that cover policyholder behavior and claims. Underwriting risk is the result of both the inaccuracies in projecting liability cash flows over several future time periods, as well as fluctuations in the incidence of claims.

Underwriting risk can be broken down into five distinct risk types: mortality risk, morbidity risk, policyholder behavior risk, property & casualty risk and expense risk. These five risk types are relevant across many of Aegon’s businesses and are detailed hereafter.

Mortality/longevity risk

Mortality risk arises from economic losses due to mortality levels deviating from expectation (when mortality is lower than expected, this is referred to as longevity). Policyholders are typically grouped into different classes in which each class is expected to have the same mortality. Best estimate assumptions are then developed for each policyholder class. Aegon is exposed to the risk that the best estimate mortality assumptions are inaccurate.

From Aegon’s perspective, mortality risk can result into increased policyholder benefits. Depending on the type of insurance product this can be because of mortality rates developing above or below expectation:

◆	In Aegon’s life insurance business (i.e. term assurance and other death protection products), mortality risk is the risk that mortality is higher than expected; and
◆

In Aegon’s annuity business (i.e. annuity and pension portfolios) and Long-Term Care (providing benefits to cover care services to policyholders who are unable to perform two or more specified activities of daily living or develop a severe cognitive impairment), mortality risk is the risk that mortality is lower than expected. This is referred to as longevity risk, as Aegon is exposed to an increase in life expectancy.

Morbidity risk

Morbidity risk arises from economic losses due to morbidity levels deviating from expectation. These variations can be driven by changes in policyholder illness, disability and disease rates. Similar to mortality risk, policyholders are typically grouped into different classes that are expected to have the same morbidity. Assumptions are then developed for each class.

Morbidity risk is inherent to income protection plans (disability insurance), health insurance, Long-Term Care and critical illness protection products. For these products, increased incidence of illness increases the likelihood of policyholder claims. For many products, such as disability insurance, both the increased frequency and severity of claims are significant sources of exposure.

Policyholder behavior risk

Policyholder behavior risk arises from economic losses due to policyholder behavior deviating from expectation. Insurance contracts typically provide policyholders with a variety of options that they may or may not exercise. Policyholder behavior risk is the risk that actual policyholder behavior varies from the assumptions built into the reserve calculations. This includes assumptions about lapses, withdrawals, premium payment levels, allocation of funds, and the utilization of possible options in the products.

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58	Risk profile Underwriting risk

Property & Casualty risk

Property & Casualty risk (P&C) covers the risk that the parameters used in setting reserves or premiums for property and casualty business are inaccurate. Due to the different nature of setting reserves for property & casualty business it has its own risk type.

In practice, Aegon’s overall exposure to P&C-related risk is relatively small. Examples of Property & Casualty risks within Aegon are:

◆	Motor, which includes automobile property damage and third-party liability coverage;
◆	Commercial property: commercial structures and contents;
◆	Marine, aviation and transport;
◆	Liability: public/third-party liability; and
◆	Homeowners: buildings and contents coverage.

Expense risk

Expense risk is the risk that the expenses arising from servicing (re)insurance contracts may develop differently than expected. There are various types of expense risk:

◆

Expense inflation risk: this is the risk that expenses inflate at a higher rate than that assumed in the calculation of the technical provisions. This does not cover the risk of general price inflation increases; and

◆

Expense level risk: this is the risk that there will be unexpected changes in maintenance expenses for in-force business (assuming that the volumes of business are unchanged from best estimate assumptions). This risk therefore corresponds to an increase in the total expenses spread among the same number of policies – meaning the per policy expenses increase.

Most expenses Aegon has within its businesses will be subject to expense risk if not contractually defined. These types of expenses include for example: salaries, office space, software licenses and fees to intermediaries.

C.1.2 Underwriting risk assessment

Aegon monitors and manages its underwriting risk by underwriting risk type. Attribution analysis is performed on earnings and reserve movements in order to understand the source of any material variation in actual results in comparison to expectations. Aegon’s units also perform experience studies for underwriting risk assumptions, comparing Aegon’s experience with industry experience as well as combining Aegon’s experience and industry experience based on the depth of the history of each source for use in Aegon’s underwriting assumptions. Where policy charges are flexible in products, Aegon uses these analyses as the basis for modifying these charges, with a view to maintain a balance between policyholder and shareholder interests. Aegon also has the ability to reduce expense levels over time, thus mitigating unfavorable expense variation.

Aegon reviews its actuarial and economic assumptions periodically. In addition, as part of an ongoing commitment to deliver operational excellence, the company reviews and refines its models where necessary.

Aegon manages underwriting risks by regularly reviewing the experience, holding capital to cover the extreme events, monitoring the risk exposures against ERC Risk limit indicators (which are set in accordance to the risk strategy) and continuing to look for risk mitigation opportunities.

There were no material changes to the measures used over the reporting period.

C.1.3 Risk concentration

Besides the risk indicator levels as measured by gross Economic Required Capital (ERC) at group and business unit level, it’s a common practice to address ‘concentration’ of risk on insured lives or, for property and casualty business, on insured objects, using a risk limit per single life (or joint lives) and per insured object. The exposures on a few lives (or objects) with a much higher risk than the average in the portfolio can create a too high volatility in the results. Limiting such exposures reduces the impact of process risk and also increases the stability of the underwriting results. These risk limits per single life (or joint lives) and per insured object will be further referred to as ‘retention limits’.

The retention limits are typically chosen in such a way that the remaining exposure is acceptable, relative to the size of the earnings and the size of the balance sheet of the company. Risk mitigation and managing compliance with the retention limits can be achieved by reinsurance (external or internal), by the underwriting process or by the product design.

Aegon also monitors on a regular basis underwriting geo-concentration risk. This is the risk that an event causes losses on more than one underwriting exposure. An example of such an event is a terrorist attack on a single building leading to property damage, multiple deaths and severe injuries in the building and surrounding areas.

Aegon Solvency and Financial Condition Report Group 2021

59	Risk profile Underwriting risk

C.1.4 Risk mitigation

Aegon’s risk management and control systems are designed to ensure that risks are managed effectively and efficiently in a way that is aligned with the Company’s strategy. Risk management involves, among others, the monitoring of risk exposures and actively maintaining oversight of the Company’s overall risk and solvency positions. Underwriting risk is mitigated through various processes:

Underwriting process

Underwriting serves as a key risk management tool to manage the underwriting risk by selecting or controlling the individual applications. The underwriting process determines whether a cover should be provided to a prospective policyholder, whether exclusions or amendments to the cover are required, and whether additional rates or standard terms are appropriate. Underwriting process also collects data to be used in the risk management cycle. The underwriting process is conducted by following a mandatory Underwriting Manual which includes: the underwriting classes; procedures to ensure the appropriateness, completeness and accuracy of data for use in underwriting process and controls to prevent anti-selection.

Claim process

Claims are the outcome of the risks on an individual case-by-case basis. When a claim is made on a policy, an assessment needs to be made as to whether the terms of the insurance policy have been met such that a claim payment is due. Where this is the case, claims are paid out. Where evidence shows potential non-disclosure of relevant information or fraudulent claims, further investigation is undertaken. Aegon’s business units must have a Claims Manual in place that includes among others: how claims are assessed and paid; how relevant regulation is being adhered to; and procedures to follow to identify fraudulent claims and the handling of claim disputes.

Best estimate assumption review process

Aegon’s business units must set up and maintain an underwriting assumption catalogue that contains all the underwriting risks that may impact financials of the company. Each risk must be reviewed periodically in which frequency is based on materiality. Material assumptions must be reviewed at least annually.

Underwriting risk indicators

Aegon’s risk strategy sets out risk indicator levels for each risk type including underwriting risks. These indicators define the maximum risk that Aegon is willing to be exposed to. Business units actively monitor the actual risk exposure (measured by gross required capital) and management takes actions when these indicator levels are breached. In addition to risk indicators, it is common practice to address concentration of risk on one insured life or, for property and casualty business, insured object, using a retention limit per life or per insured object. Exposure on a few lives with a much higher net amount at risk than the average in the portfolio can create additional volatility in results. A retention limit reduces the impact of process risk and also increases the stability of the underwriting results.

Using reinsurance to hedge existing risk

Furthermore, Aegon also mitigates existing underwriting risk by entering into reinsurance arrangements with external parties. Reinsurance arrangements allow Aegon to reduce part of the uncertainty in the mortality/longevity dependent payments by mitigating the mortality/longevity risk and it reduces the amount of required capital needed which improves Aegon’s Solvency ratio.

Aegon ensures the effectiveness of these mitigation measures through the policies in place, the yearly policy attestations where Aegon’s business units attest to complying with the policies and the periodic measuring of the underwriting risks and setting these against the risk indicators.

C.1.5 Risk sensitivity

Longevity sensitivity

An important underwriting sensitivity Aegon applies internally is a longevity shock of 5%, which is defined as an additional 1-time reduction in annual mortality rates by 5%. The table below shows the estimated impact on the Solvency II ratio.

	Scenario	Group		Americas 2)		NL Life		SE Plc
		2021	2020	2021	2020	2021	2020	2021	2020
Longevity1)	+5%	(5%)	(7%)	(8%)	(12%)	(8%)	(10%)	(2%)	(3%)
[1]	Reduction of annual mortality rates by 5%
[2]

The sensitivities presented for Americas includes US regulated (life) companies, non-regulated holding companies and the employee pension plan. The sensitivities are presented on a Solvency II basis, after calibration of the US insurance entities to a Solvency II equivalent basis and inclusion of non-regulated holding companies

This sensitivity will increase the expected benefit payments for all products where benefits are paid while the policy holder is alive, for example annuities.

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60	Risk profile Market risk

All main business units contribute to the Group risk that people will live longer than the expectations embedded in our provisions. The exposure has decreased since last year, driven by improved premium deficiency reserve sufficiency in the LTC business in the US, and additional longevity reinsurance that was implemented in NL Life.

C.2 Market risk

C. 2.1 Market risk description

As an insurance group, Aegon is exposed to a variety of risks. Aegon’s largest exposures are to changes in financial markets (e.g. bond market, equity market, interest rate, currency exchange rate risks and credit risks). When market prices fall, the value of Aegon’s investments is reduced. For certain products, Aegon’s insurance liabilities may also increase, as investments held for the benefit of policyholders reduce in value. In addition, the value of future fee income potential reduces. The cost of insurance liabilities is also determined with reference to interest rates and the liabilities associated with long term benefits (such as annuities) increase and decrease as interest rates fall and rise.

To align with the SCR in QRT S.25.02.22 and section E, only Counterparty Default Risk (as defined in the Delegated Regulation) is discussed in section C.3. More generally, Aegon considers the term ‘credit risk’ to also include spread risk, migration risk and default (market risk concentration) risk relating to financial investments. To align with QRT S.25.02.22 throughout the SFCR, these other components of credit risk are discussed in this section.

Credit risk

Internally Aegon considers credit risk to be included within market risk. Credit risk has three components, namely:

◆	Spread risk; the risk that the value of the bond reduces due to a general widening of credit spreads;

◆	Migration risk; the risk that the rating of the bond falls due to an increased risk of default and as a consequence its value falls; and

◆	Default risk; the risk that the counterparty fails to meet the agreed obligations.

For general account products, Aegon typically bears the risk for investment performance and is exposed to credit risk in the fixed-income portfolio, over-the counter derivatives and reinsurance contracts.

Aegon is also indirectly exposed to credit risk on separate account investments held for the benefit of policyholders. Credit losses reduce account values, leading to lower fee income to Aegon. For certain products, Aegon has also provided guarantees to protect customers against the risk of losses in the separate account. For these benefits Aegon is exposed to separate account credit losses.

Aegon’s investment portfolios contains mainly US treasury, agency and state bonds, government bonds and other government issued securities. The portfolios also include a significant proportion of corporate bonds investments, together with real estate and mortgage lending to US commercial and Dutch retail borrowers.

Equity market risk and other investments risk

A decline in equity markets may adversely affect Aegon´s profitability and shareholders’ equity, sales of savings and investment products, and the amount of assets under management. There is a risk for both Aegon and its customers that the market value of its equity investments declines. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investments in which Aegon bears all or most of the investment performance risk. The existence of direct equity risk is limited, as a result of tight limits set in Aegon’s Risk policies.

Equity market exposure is also present in policyholders’ accounts for insurance and investment contracts (such as variable annuities, unit-linked products and mutual funds) in which funds are invested in equities. Although most of the risk remains with the policyholder, guarantees within certain products may transfer some or all of this risk to Aegon. Lower investment returns also reduce the asset management fee that Aegon earns on the asset balance in these products, and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates.

Some of Aegon´s insurance and investment contract businesses have minimum return or accumulation guarantees that require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet these guaranteed levels. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and net income. Deteriorating general economic conditions may result in significant decreases in the value of Aegon´s equity investments.

Aegon Solvency and Financial Condition Report Group 2021

61	Risk profile Market risk

Interest rate risk

Interest rate volatility or sustained low interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.

Aegon is exposed to interest rate risk, as both its assets and liabilities are sensitive to movements in long- and short-term interest rates. The majority of Aegon’s products are long term in nature and as a consequence low interest rates or high interest rate volatility may adversely affect Aegon´s profitability and shareholders’ equity. It is also the case that a very rapid rise in interest rates could have negative consequences for Aegon. For example, in such a scenario policy loans, surrenders and withdrawals may increase. This may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets have fallen due to the increase in market interest rates.

Currency risk

As an international group, Aegon is subject to foreign currency translation risk. Fluctuations in currency exchange rates may affect Aegon’s profitability and shareholder equity. For more information, please refer to Note 2 (section 2.3) on page 133 of the Integrated Annual Report 2021 of Aegon Group. From a Group Solvency II capital adequacy perspective Aegon does not consider currency translation risk as a risk. Foreign currency exposure also exists when policies are denominated in currencies other than Aegon´s functional currency of the Euro. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and Aegon’s self-imposed capital requirements. Currency exchange rate fluctuations may therefore affect the level of Aegon’s consolidated shareholders’ equity as a result of translation of the equity of Aegon’s subsidiaries into Euro, Aegon’s reporting currency. Aegon holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of Aegon’s business units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. Aegon may also hedge the expected dividends from its principal business units that maintain their equity in currencies other than the Euro.

C.2.2 Market risk assessment

Aegon entities within the EEA use SII approved models to measure exposure to market risks, the larger entities (UK and NL) use an approved Partial Internal Model (PIM) while smaller entities use the Standard Formula (SF). For entities outside the EEA, Aegon developed an Economic Framework (EF) consistent with the principles of our PIM that is used to measure exposure to market risks. The combination of the PIM and the EF is an appropriate representation of Aegon’s risk profile. A quarterly assessment of the risk against stated risk tolerances is performed with the results set out in the quarterly risk dashboard.

In line with Aegon’s Solvency II volatility adjustment (VA) policy, a scenario that explicitly covers Aegon the Netherlands’ exposure to corporate bond spread widening is performed. This exposure results from the specifics of the Solvency II volatility adjustment and Aegon the Netherlands’ investment portfolio. The impact of such a scenario at Group level is relatively small due to diversification between the units.

Investment strategies are established based on asset and liability management studies. Business units set an objective function and clearly state the constraints that apply. The investment strategy seeks to achieve the objective function while satisfying the constraints.

For third-party business sourced externally, Aegon Asset Management distributes its investment strategies directly to its clients. The wholesale businesses typically sell collective investment vehicles (mutual funds) to customers through wholesale distributors and independent intermediaries. The main asset classes are fixed income and equities, and the funds are usually managed against a benchmark or peer group target.

The ERC Risk limit indicators reflect Aegon’s risk preferences and capacity to take on risk. Aegon performed the annual review of ERC Risk limit indicators and risk strategy. The ERC Risk limit indicators were updated and implemented in the second quarter of 2021.

Exposure to Credit Risk is monitored in two ways:

◆	At portfolio level; and

◆	At the level of individual names.

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62	Risk profile Market risk

At the portfolio level, credit risk is measured under Aegon’s Economic Framework (EF) that is designed using market consistent principles. In accordance with the relevant risk policies, absolute and early warning indicators are set for each country unit, and for the Group as a whole, for the following credit risks:

◆	Credit spread risk;

◆	Default risk; and

◆	Migration risk.

It is important to ensure that there is no concentration to a particular name. The Credit Name Limit Policy (CNLP) covers this aspect. All forms of exposure are covered by this policy, which is therefore not limited to credit. For example, exposure through reinsurance contracts, derivative positions as well as other assets are included. In addition to the CNLP limits, the Focus List is in place to enhance the monitoring and assessment of credit risk. The Focus List requires that even when individual counterparties are within the CNLP limit it may be deemed necessary to restrict further investment if news regarding the credit quality of a particular company comes to light.

The exposure to individual names is measured and reported on a quarterly basis. Limits are defined for each country unit and at a Group level based upon the rating of the name, with higher ratings receiving more capacity. Compliance with these limits is expected and breaches must be reported to the relevant risk committee. Any breaches to the Group Limits are reported to the GRCC and only the GRCC can grant an exemption.

C.2.3 Risk concentration

Aegon minimizes concentration risks by maintaining a well-diversified portfolio across and within investment categories such as asset class, geographical region and industry sector. Investing in a larger number of separate market risks can also introduce concentration risks; separate exposures could all generate losses at the same time, perhaps due to a shared exposure to another risk factor. Aegon manages this exposure through the CNLP. The CNLP covers all asset classes such as equity, cash, credit, and derivatives. For information regarding quantitative details related to Aegon’s market and credit risk concentrations, see , Note 4, ‘Equity market risk and other investments risk’ on page 169 - 170, and ‘Credit Risk Concentration’ on page 163- 166 of the Integrated Annual Report 2021 of Aegon Group.

Credit risk

The general account portfolios of Aegon business units are well-diversified with high credit quality exposures spread across a range of industry sectors.

Aegon operates a CNLP under which limits are placed on the aggregate exposure that it has to any one counterparty. Limits are placed on the exposure at both group level and individual country units. The limits also vary by a rating system, which is a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty. If an exposure exceeds the stated limit, then the exposure must be reduced to the limit for the country unit and rating category as soon as possible. Exceptions to these limits can only be made after explicit approval from Aegon’s Group Risk and Capital Committee (GRCC). The policy is reviewed regularly.

At December 31, 2021, there was one violation of the Credit Name Limit Policy at Group level (2020: one). This breach is related to the Republic of Turkey and is being closely monitored. The breach will be resolved by the disposal of Aegon Turkey, which is expected to close in 2022.

At December 31, 2021, Aegon’s largest corporate credit exposures are to Wilton Re Holdings Ltd, American United Mutual Insurance, Reinsurance Group of America and JP Morgan. Aegon had large government exposures, the largest being to the United States, the Netherlands and Germany. Highly rated government bonds and government exposure domestically issued and owned in local currency are excluded from the Credit Name Limit Policy.

Aegon Solvency and Financial Condition Report Group 2021

63	Risk profile Market risk

For Aegon Group, the long-term counterparty exposure limits as at December 31, 2021, are as follows:

Group limits per credit rating

Amounts in EUR million	2021	2020

AAA	900	900

AA	900	900

A	675	675

BBB	450	450

BB	250	250

B	125	125

CCC-C	50	50

D	50	50

Not rated	50	50

Equity market risk

Equity risk is generally well-diversified, with exposure coming through indirect exposure to policyholder account values and exposure to major market indices through derivatives instruments used for hedging. Any aggregate exposure to specific corporations is managed through the CNLP.

Managing risk concentration

A key part of Aegon’s ERM framework is setting ERC Risk limit indicators for each risk. Each quarter individual country units and the Group calculate actual exposures and compare these to the ERC Risk limit indicators. Compliance with the indicators is expected and any breaches must be dealt with as described in the ERM Policy. The use of ERC Risk limit indicators and the quarterly monitoring process are intended to ensure that Aegon limits its exposure to a single risk type.

The risk of concentration to an individual counterparty is covered by the CNLP. The CNLP covers all asset classes such as equity, credit, cash and derivatives. The Prudent Person principle applies in this context as well. This principle is built into the Investment & Counterparty Risk Policy, and all country units are expected to comply with this principle or explain the reason for being non-compliant.

C.2.4 Risk mitigation

Aegon has generally positive impacts from equity market increases and negative impacts from equity market declines as it earns fees on policyholder account balances and in certain cases provides minimum guarantees for account values. Hedging of exposures may change those effects significantly and equity hedges are used extensively to manage the equity market risk related to products with guarantees that have underlying equity funds.

Equity risk is split into three types: (1) direct equity risk; (2) equity guarantee risk and (3) equity fee risk. Aegon sets a limit at Group and Regional level for each of these types of equity risk. Hedging programs are in place that are designed to manage the risks within these defined indicator levels. Equity hedge programs use equity options and dynamic option-replicating strategies to provide protection against the impact of equity market declines.

Aegon employs sophisticated interest rate risk measurement techniques. Fixed interest assets along with interest rate swap and swaption derivatives are used extensively to manage the interest rate risk exposure. Aegon sets a limit on interest rate risk at Group and regional levels. All derivative use is governed by Aegon’s Derivative Use Policy.

Aegon sets a limit on currency risk at Group and regional levels. Subsidiaries do not engage in direct currency speculation or program trading. Any assets or liabilities not in the functional currency of the business are hedged to that currency. In any case where this is not possible or practical, the remaining currency exposure is controlled by limits on total exposure at both group and local level.

Aegon has issued debt instruments in Euro, US Dollar and British Pound denominations. The Group also uses currency derivatives such as swaps, forwards and futures to manage currency exposures.

Hedging programs are operated by many of the country units within Aegon. The performance of these hedge programs is monitored closely by both the country units and Aegon Group and is reported on a monthly basis.

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64	Risk profile Market risk

Aegon manages credit risk exposure by individual counterparty, sector and asset class, including cash positions through its ERM framework as described in section B.3 Risk management system. Different exposures are mitigated in a variety of ways as described below.

Derivatives

Aegon generally mitigates credit risk in derivative contracts by entering into a credit support agreement, where practical, and in ISDA (International Swaps and Derivatives Association) master netting agreements for most of Aegon’s legal entities. The counterparties to these transactions are investment banks that are typically rated ‘A’ or higher. The credit support agreement generally dictates the threshold over which collateral needs to be pledged by Aegon or its counterparty.

Transactions requiring Aegon or its counterparty to post collateral are typically the result of derivative trades, comprised mostly of interest rate swaps, equity swaps, currency swaps and credit swaps. Collateral received is mainly cash (USD and EUR). The credit support agreements that outline the acceptable collateral require high quality instruments to be posted.

New interest rate swap transactions in the United States are traded via Central Clearing Houses, as required by the Dodd-Frank act. Similar requirements were introduced in Europe by the EMIR regulations. Credit risk in these transactions is mitigated through posting of initial and variation margins.

Reinsurance

Aegon may mitigate credit risk in reinsurance contracts by including downgrade clauses that allow the recapture of business, retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, Aegon employs deterministic and stochastic credit risk modelling in order to assess the Group’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios. To maintain compliance with the CNLP limits, Aegon may use Credit Default Swaps to manage credit risk.

C.2.5 Risk sensitivity

Results of Aegon’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of various scenarios. For each sensitivity, the impact on the Solvency II ratio of a reasonably possible change in a single factor is shown. Management action is taken into account to the extent that it is part of Aegon’s regular policies and procedures, such as established hedging programs. Other potential management actions have not been included.

Aegon calculates sensitivities of its Solvency II ratio as part of its risk management framework for both A&C and D&A entities. For the A&C entities, Aegon the Netherlands and Aegon UK drive the sensitivity to market risk whereas the Aegon Americas exposures drive the sensitivity of the D&A entities. The tables on sensitivities describe the shocks to parameters used to assess the sensitivities, and their estimated impact on the Solvency II ratio.

Please note that the sensitivities listed in the tables below represent sensitivities to Aegon’s position at the balance sheet date. The sensitivities reflect single shocks – except for the US credit default shock which also includes assumed rating migration – where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously, which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the table. The Solvency II ratio sensitivities assume deferred tax asset (DTA) admissibility. Under certain adverse scenarios a loss of statutory surplus could lead to part of DTAs becoming inadmissible under the US RBC framework. While this would increase the sensitivity of the Solvency II ratio relative to the published sensitivities, the DTAs would still be recoverable over time. Furthermore, the results of the analyses cannot be interpolated/extrapolated for smaller/wider variations because effects do not tend to be linear.

Equity market risk and other investments risk

The Group is exposed to the risk of a fall in equity markets. This is mainly a consequence of indirect equity exposure in the Americas. The table below describes the shocks to parameters used to assess the equity market risk sensitivities, and their estimated impact on the Solvency II ratio.

Aegon Solvency and Financial Condition Report Group 2021

65	Risk profile Market risk

	Scenario	Group		Americas 1)		NL Life		SE Plc

		2021	2020	2021	2020	2021	2020	2021	2020

Equity markets	(25%)	(8%)	(11%)	(24%)	(29%)	(2%)	(5%)	2%	(5%)

Equity markets	25%	2%	7%	14%	20%	(1%)	1%	(3%)	(1%)

[1]

The sensitivities presented for Americas includes US regulated (life) companies, non-regulated holding companies and the employee pension plan. The sensitivities are presented on a Solvency II basis, after calibration of the US insurance entities to a Solvency II equivalent basis and inclusion of non-regulated holding companies

In the Americas, equity sensitivities are primarily driven by the variable annuity (VA) business, where base contract fees are charged as a percentage of underlying funds, many of which are equity based. While guaranteed benefits are fully hedged for equity risk, the indirect equity exposure associated with the base contract fees is not. The asymmetry between the impacts of up and down shocks is caused by reserve flooring in the variable annuity business. At market levels per year-end 2021, an equity down shock would result in reserves increasing. However, an equity up shock would not result in a similar release of reserves, as reserves are floored at the cash surrender value of the policies.

Interest rate risk

The solvency ratio of the Group is not very sensitive to movements in interest rates given the asset liability management and hedging programs that are in place. The table below describes the shocks to parameters used to assess the interest rate risk sensitivities, and their estimated impact on the Solvency II ratio.

	Scenario	Group		Americas 1)		NL Life		SE Plc

		2021	2020	2021	2020	2021	2020	2021	2020

Interest rates	-50bps	0%	0%	1%	(3%)	7%	9%	(2%)	(1%)

Interest rates	+50bps	(1%)	1%	0%	4%	(8%)	(8%)	1%	1%

Curve steepening 2)	+10bps	(2%)	n.a.	n.a.	n.a.	(7%)	n.a.	n.a.	n.a.

[1]

The sensitivities presented for Americas includes US regulated (life) companies, non-regulated holding companies and the employee pension plan. The sensitivities are presented on a Solvency II basis, after calibration of the US insurance entities to a Solvency II equivalent basis and inclusion of non-regulated holding companies

[2]	Curve steepening is reported from 2021, as such no comparative figures are available for FY2020

In the Americas, a decrease in interest rates leads to higher reserves for variable annuities and universal life products, which are offset by payoffs from interest rate hedging programs. This offset from hedging has increased in 2021 due to the expansion of the dynamic hedge program to all variable annuity contracts.

NL Life hedges interest rate exposure on an economic basis, which results in an over-hedged position on a Solvency II basis. This results in NL Life’s solvency ratio being exposed to rising interest rates. In addition, the curve steepening scenario was added in 2021 to show the impact of a steepening of the interest rate curve at the longer end, given that NL Life hedges on an economic basis.

For SE Plc, exposure to lower interest rates leads to higher required capital on mortality, expense and policyholder lapse risks which is partly offset by gains on the swaps held in the general account.

Credit risk

The table below describes the shocks to parameters used to assess the credit risk sensitivities, and their estimated impact on the Solvency II ratio.

Aegon Solvency and Financial Condition Report Group 2021

66	Risk profile Credit risk

	Scenario	Group		Americas 1)		NL Life		SE Plc

		2021	2020	2021	2020	2021	2020	2021	2020

Govt spreads - excl EIOPA VA	-50bps	0%	3%	n.a.	n.a.	(3%)	3%	4%	5%

Govt spreads - excl EIOPA VA	+50bps	0%	(2%)	n.a.	n.a.	6%	(2%)	(4%)	(5%)

Non-govt spreads - excl EIOPA VA2)	-50bps	(1%)	0%	(3%)	(1%)	11%	9%	(9%)	(10%)

Non-govt spreads - excl EIOPA VA2)	+50bps	(1%)	0%	4%	1%	(11%)	(10%)	1%	6%

US Credit Defaults3)	~+200 bps	(17%)	(18%)	(38%)	(38%)	n.a.	n.a.	n.a.	n.a.

Mortgage spreads	-50bps	2%	2%	n.a.	n.a.	6%	6%	n.a.	n.a.

Mortgage spreads	+50bps	(2%)	(2%)	n.a.	n.a.	(6%)	(6%)	n.a.	n.a.

EIOPA VA	-5bps	0%	0%	n.a.	n.a.	1%	(1%)	n.a.	n.a.

EIOPA VA	+5bps	0%	0%	n.a.	n.a.	(1%)	1%	n.a.	n.a.

[1]

The sensitivities presented for Americas includes US regulated (life) companies, non-regulated holding companies and the employee pension plan. The sensitivities are presented on a Solvency II basis, after calibration of the US insurance entities to a Solvency II equivalent basis and inclusion of non-regulated holding companies

[2]	Non-government credit spreads include mortgage spreads
[3]	Additional 130 bps defaults for 1 year plus assumed rating migration

The non-government spread sensitivities include shocks on mortgages, corporates bonds and structured instruments. For NL Life the spread sensitivities reflect an internal model feature that mitigates volatility caused by the basis risk between the EIOPA VA reference portfolio and NL Life’s own reference asset portfolio.

Overall, the Group is exposed to the risk of widening credit spreads across non-government, government, and mortgage instruments, which result in lower asset valuations. The solvency ratio of the Americas is positively impacted by widening spreads, which results in a higher discount rate used for valuing employee pension plan liabilities. For variable annuities, widening credit spreads also lead to lower liabilities, as - since the expansion of the dynamic hedge program in 2021 - an illiquidity premium is used in valuing the liabilities. There is a partial offset, again for variable annuities, from a lower value of separate account fixed income assets resulting in an addition to reserves reflecting a higher cost of guarantees.

The Group as a whole has little exposure to changes in government spreads. The exposure in the Americas is negligible, and there are offsetting risks in NL Life and SE Plc. The solvency ratio of NL Life is exposed to government spreads narrowing because the resulting increase of SCR outweighs the resulting higher Own Funds in terms of ratio impact. The solvency ratio of SE Plc is exposed to spread widening which would have a negative impact on the valuation of fixed income assets.

Exposure to government spread sensitivities is driven by NL Life and SE Plc. NL Life is exposed to spreads narrowing compared to spreads widening last year. This sign change is due to higher interest rates, the sale of sovereigns over the year, and the change in composition of the Solvency II ratio over the year (more Own Funds but materially lower SCR). SE Plc is exposed to spreads widening due to the reduction in the value of fixed income assets.

Group is exposed to mortgage spreads widening, due to exposure in NL Life, which has an adverse impact on the asset valuation. The Americas credit defaults sensitivity reflects the combined impact of credit defaults and adverse credit rating migrations on assets held in the general account portfolio.

C.3 Credit risk

C. 3.1 Credit risk description

To align with the SCR in QRT S.25.02.22 and section E, Counterparty Default Risk (as defined in the Delegated Regulation) is discussed in section C.3. Spread risk, migration risk and default (market risk concentration) risk relating to financial investments are discussed in section C.2 Market risk.

Counterparty default risk mainly covers exposure to risk mitigating contracts, cash at bank and receivables for which capital is calculated under the Standard Formula. This is not a material component of Aegon’s credit risk. For a description of Aegon’s material credit risk, refer to section C.2.1.

Aegon Solvency and Financial Condition Report Group 2021

67	Risk profile Liquidity risk

C.3.2 Credit risk assessment

Counterparty default risk is assessed similarly to other credit risk types. Reference is made to section C.2.2 under Market Risk section.

C.3.3 Risk concentration

Counterparty default risk concentrations are assessed similarly to other credit risk types. Reference is made to section C.2.3 under Market Risk section.

C.3.4 Risk mitigation

Counterparty default risk is mitigated similarly to other credit risk types. Reference is made to section C.2.4 under Market Risk section.

C.3.5 Risk sensitivity

Reference is made to section C.2.5 under Market Risk section where Aegon’s most material sensitivity to credit risk is assessed, Aegon Group does not have significant sensitivity to Counterparty Default Risk as defined in the Delegated Regulation.

C.4 Liquidity risk

C. 4.1 Liquidity risk description

Liquidity risk is inherent in much of Aegon’s business. Each asset purchased and liability incurred has its own liquidity characteristics. For example, some policyholders have the option to cash in their policy in return for a surrender benefit, while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If Aegon were to require significant amounts of cash at short notice in excess of normal cash requirements and existing credit facilities, it would have difficulty in selling these investments at attractive prices or in a timely manner.

Aegon uses derivatives extensively in its hedging programs in the United States and Europe. These programs significantly reduce market risk, but collateral requirements can increase liquidity risk in the event of stock markets or interest rates moving significantly.

Aegon’s liquidity risk does not give rise to a capital requirement.

C.4.2 Liquidity risk assessment

Illiquidity of certain investment assets may prevent Aegon from selling investments at fair prices in a timely manner. Aegon needs to maintain sufficient liquidity to meets short-term cash demand under normal circumstances, as well as in crisis situations. The availability of sufficient liquidity ensures that Aegon can fulfill its obligations towards policyholders and other stakeholders for an extended period of time without becoming a forced seller. This prevents compounding losses and a loss of confidence.

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands even under extreme conditions.

Aegon’s liquidity management is based on expected claims and benefit payments rather than on the contractual maturities.

The projected cash benefit payments are based on management’s best estimates of the expected gross benefits and expenses, partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions based on Aegon’s historical experience, modified for recently observed trends. Actual payment obligations may differ if experience varies from these assumptions.

On a regular basis, Aegon reviews medium-term cash-flow projections for each business unit and legal entity in order to identify and manage liquidity requirements over the planning horizon. Stress testing is carried out in order to assess the ability of Aegon companies to continue to manage liquidity risk in the event of a financial market stress. The most onerous stress scenario for Aegon is a rapid increase in interest rates in key markets that leads to a significant payment of collateral to Aegon’s hedge counterparties.

Aegon’s liquidity risk profile remained strong throughout 2021. A number of improvements were made to the assessment of liquidity risk at the Group level and within local units. Aegon the Netherlands and Aegon US continue to review the use of external liquidity facilities to ensure that they remain fit for purpose.

Aegon Solvency and Financial Condition Report Group 2021

68	Risk profile Liquidity risk

Many of Aegon’s derivative transactions require Aegon to pledge collateral against declines in the value of these contracts. Volatile financial markets may significantly increase requirements to pledge collateral and adversely affect Aegon’s liquidity position. Furthermore, a downgrade of Aegon’s credit ratings may also result in additional collateral requirements and affect Aegon’s liquidity.

Any security Aegon issues in significant volume may be issued at higher financing costs if funding conditions are impaired, as they have been from time to time in recent years. The requirement to issue securities can be driven by a variety of factors. For instance, Aegon may need liquidity for operating expenses, debt servicing and the maintenance of capital levels of insurance subsidiaries. Although Aegon manages its liquidity position for extreme events, including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of time, it is possible that it would be necessary for Aegon to sell assets substantially below prices at which they are currently recorded to meet its insurance obligations.

Aegon makes use of (syndicated) credit facilities to support repayment of amounts outstanding under Aegon’s commercial paper programs and to serve as additional sources of liquidity.

C.4.3 Risk concentration

Liquidity risk originating directly from insurance business is well-diversified with no material concentrations of risk.

Liquidity required to fund collateral calls depends on a number of factors and some of these could be considered material risk concentrations. The first factor is the extensive use of interest rate swaps to hedge against falling interest rates. If interest rates were to rise rapidly in US and European economies, then Aegon’s main business units would have to increase liquidity requirements. The second factor is the risk of Aegon being downgraded. In this event counterparties will require greater collateral and available liquidity may be reduced. These scenarios are considered within the liquidity stress tests described in section C.4.5 Liquidity risk - risk sensitivity.

C.4.4 Risk mitigation

Aegon operates a Liquidity Risk policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and account holders over the next two years. Potential cash demands are assessed under a stress scenario that includes spikes in disintermediation risk due to rising interest rates and concerns over Aegon’s financial strength due to multiple downgrades of Aegon Group’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All legal entities and Aegon Group must maintain enough liquidity in order to meet all cash needs under this extreme scenario. The purpose of this Liquidity Risk Policy is to demonstrate effective liquidity management; liquidity is monitored and reported to Group at a minimum quarterly frequency.

Aegon Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as highly liquid assets.

Aegon Group also has access to back-up credit facilities, which were unused at the end of the reporting period.

Internal and external contingent liquidity support facilities can be used to ensure liquidity needs are met. An internal agreement may be used to provide liquidity support from Group to a subsidiary. The use of external contingent liquidity sources in Transamerica and Aegon the Netherlands is currently under review. If they are removed alternative liquidity resources will be sourced.

Aegon may also use repurchase agreements to avoid asset sales by exchanging ineligible assets such as corporate bonds for eligible assets such as cash to support liquidity.

C.4.5 Risk sensitivity

On a regular basis, Aegon reviews medium-term cash-flow projections for business units and legal entities in order to identify and manage liquidity requirements over the planning horizon. Stress testing is conducted in order to assess the ability of Aegon companies to manage liquidity needs in the event of financial market stress.

The Aegon Group Liquidity Policy sets out a prudent stress test that all business units must perform at least quarterly and as at the fourth quarter 2021, Aegon was compliant with the requirements set out in this policy. In addition to the Group test, business units are required to create a local test that is specific to their own liquidity risks. Results of the Group and local tests are reported to Aegon’s Management Board, Supervisory Board and DNB.

Aegon Solvency and Financial Condition Report Group 2021

69	Risk profile Operational risk

C.4.6 Expected profit included in future premiums

The reported solvency position of Aegon includes the value attributable to profits that are expected to be made on future premiums -i.e. that are expected, but have not yet been earned. The value of these future profits cannot easily be realized to generate cash as required to meet obligations that may arise today.

The value placed on these future profits on December 31, 2021 was EUR 1,893 million (2020: EUR 1,743 million).

C.5 Operational risk

C. 5.1 Operational risk description

Aegon Group faces operational risk resulting from operational failures or external events. Aegon defines operational risk as a potential event that may result in (complete or partial) non-achievement of the Company’s business objectives. Operational risk is further defined as risk of losses resulting from inadequate or failed internal processes and controls, people and systems or from external events.

These definitions highlight the four causes of operational risk events: (1) external events; (2) inadequate or failing processes and controls; (3) people; and (4) systems.

Aegon’s systems and processes are designed to support complex products and transactions and to avoid such issues as system failures, business disruption, financial crime and breaches of information security. Aegon conducts analyses on a continuous basis by studying such operational risks and regularly develops contingency plans accordingly.

C.5.2 Operational risk assessment

Aegon’s approach to evaluating operational risks is based on the quantitative and qualitative rating of those risks with regard to their potential impact and likelihood after consideration of the effectiveness of controls. Risk impact is assessed along the following three impact dimensions: financial loss, customer & reputation, and financial misstatement. The resulting ratings reflect the (residual) risk the business area is running. The senior management of each strategic business unit reports their forward-looking risk profile on a quarterly basis, together with details of action plans that address key risks and, where appropriate, the CRO’s opinion on the effectiveness of those plans. Please see section B.4.2 ORM framework for a detailed description.

Aegon has identified eight risk categories that serve as a common language for the Group and support the preparation of operational risk reporting and analysis. The eight categories are detailed below:

Business risk

The risk of losses due to failed or inadequate strategy execution, marketing and sales practices, distribution channels, pricing, investment returns, handling of customer complaints or late reaction to changes in the business environment.

Legal, regulatory, conduct & compliance risk

The risk that losses occur resulting from non-voluntary legal liabilities, inadequate legal documentation; or products, services, people and actions failing to deliver the reasonable expectations of its customers and other stakeholders; or failure to comply with laws, regulations and internal company rules and policies, as well as late identification of significant and potential legal and regulatory developments.

Tax risk

Tax risk is the risk associated with changes in tax laws, or the interpretation of tax laws, later jurisprudence or case law, or the introduction of new taxes or tax laws. This tax risk includes for example the risk of changes in tax rates, changes in loss carry-over rules and new rules restricting the tax deductibility of interest expenses.

Tax risk also includes the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage tax risks may lead to increased tax charges, including financial or operating penalties. This tax risk may have a direct materially adverse effect on Aegon’s profits, capital and financial condition. Any changes in tax laws, interpretation of tax laws, later jurisprudence or case law, or the introduction of new taxes or tax laws in all countries in which Aegon operates or invests, which affects Aegon’s products, may have a materially adverse effect on Aegon’s businesses, results of operations, capital and financial condition.

Aegon Solvency and Financial Condition Report Group 2021

70	Risk profile Operational risk

Financial crime risk

A wrongful act (including money laundering), omission, breach of duty or trust, intentionally performed by an Aegon employee, intermediary or external party, which potentially could or results in disadvantage to Aegon or another.

Processing risk

The risk of losses due to inadequate or failing administrative processes and related internal controls, inadequate capturing of source data, reporting errors, modeling errors and failing outsourcing and supplier arrangements.

Information technology & business disruption risk

The risk of losses due to a failure, misuse of IT and associated assets or inefficiency utilization of assets. This comprises of poor IT service delivery, IT performance and capacity issues, insufficient implementation or execution of information security controls, poor incident management practices, inadequate or failed business continuity and disaster recovery planning and execution.

People risk

The risk of losses due to acts inconsistent with employment, health or safety laws or agreements, from payment of personal injury claims or from diversity/discrimination incidents or losses resulting from an insufficient number of, or appropriately trained, personnel.

Facility risk

The risk of losses due to inadequate or failing physical asset management (including physical security incidents and inefficient procurement) and events causing damage to physical assets (e.g. vandalism, water damage, fire, explosions).

Processing risks are generally considered to be most material operational risks for Aegon. While systems and processes are designed to support complex transactions and avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure may lead to a materially adverse effect on Aegon’s results of operations and corporate reputation. In addition, Aegon must commit significant resources to maintain and enhance its existing systems in order to keep pace with industry standards and customer preferences. Material strategic business units entered into Business Process Outsourcing (BPO) agreements for servicing and administering different parts of the existing business. This has increased Outsourcing & Supplier risk and the need to further strengthen Third Party Risk management throughout the company. If Aegon were to fail to keep up-to-date and secure its information systems, it is possible that the Company would not be able to rely on information for product pricing, risk management and underwriting decisions. In addition, although back-up and recovery systems and contingency plans are in place, Aegon cannot assure investors that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be adequately addressed. The occurrence of any of these events may have a materially adverse effect on Aegon’s businesses, results of operations and financial condition.

Aegon retains confidential information on its computer systems, on premise or in the cloud, including customer information and proprietary business information. Any compromise to the security of Aegon’s computer systems that results in the disclosure of personally identifiable customer information and other company information may damage the Company’s reputation, expose Aegon to litigation, increase regulatory scrutiny, and require Aegon to incur significant technical, legal and other expenses.

Other

Inaccuracies in (financial) models could have a significant adverse effect on Aegon’s business, results of operations and financial condition. Reliance on various (financial) models to measure risk, price products and establish key results, is critical to Aegon’s operations. If these models or the underlying assumptions prove to be inaccurate, this could have a significant adverse effect on Aegon’s business or performance. This risk is controlled by having robust internal controls and governance over the models, including adhering to the Group Model Risk Management, Model Change and Model Validation policies.

Changes towards more sophisticated information technologies, the introduction of new products and services, changing customer needs and evolving applicable standards increase the dependency on the internet, secure systems and related technology. Material strategic business units are currently implementing major modernization programs to reposition the organization for a more customer-centric and digitally-based business environment. The level of change in these programs will introduce new challenges, in addition to increasing existing operational risks and, as a result, the group has invested significantly in the control and oversight processes and resources supporting these programs to ensure that operational risk exposures are monitored and managed effectively.

For more information on Environmental, Social & Governance (ESG) reference is made to the Integrated Annual Report 2021 and for more information on climate change risk reference is made to section C.7.

Aegon Solvency and Financial Condition Report Group 2021

71	Risk profile Operational risk

C.5.3 Risk concentration

Operational risk concentration can occur where specific risk exposures are in excess of operational risk appetite. Aegon’s management maintains a well-controlled environment and sound (conduct) policies and practices to help control these risks and aim at supporting keeping these risks at appropriate levels. Aegon’s operational risk capital (ORC) that is included in the Aegon PIM SCR is calculated using Standard Formula, except for Aegon UK where ORC is based on an Internal Model.

Operational risk for Aegon is dominated by the following material risk concentrations:

◆	Legal, regulatory, conduct & compliance for Americas and the Netherlands;

◆	Processing risk for Americas, the Netherlands and the UK; and

◆	Information security risk for all units.

Legal, regulatory, conduct & compliance risk

ORC is held on the basis of potential but unlikely extreme loss events such as punitive damages issued by a court resulting from accusations of corporate misconduct, substantial non-compliance with legislation, or inability to enforce policy terms.

Processing risk

ORC is held on the basis of potential but unlikely extreme loss events such as a material financial misstatement, non-payment of claims by reinsurer, modelling errors, or failure of an outsourcing partner.

Consistent with Aegon’s strategic aims, the Company will be increasing the nature and volume of digitalization and outsourcing of activities in its business operations over the course of the next years. To ensure that the risks inherent with this developing concentration exposure are managed effectively, an IT Risk Management Framework and a Third-Party Risk Management Framework have been developed and is being implemented across the Group.

Information security risk

ORC is held on the basis of potential extreme loss events such as a cyber attack, leading to data exfiltration of records of customer data or ransomware attack, (by an external party) targeted at our company and which managed to encrypt files which leads to operational disruption due to the unavailability of critical data. Information security strategy and related roadmaps are in place to help support the reduction of the information security risk profile throughout the organization. This includes initiatives around Vulnerability Management, Privileged Access Management, Cloud Security, Network Segmentation, Endpoint Detection and Response, back-up and recovery strategy.

C.5.4 Risk mitigation

Operational risks at Aegon are mitigated by maintaining a strong risk control framework and culture. Please refer to section B.4.2 ORM framework for a detailed description of the ORM risk framework. All operational risks that are assessed as exceeding the set risk tolerance levels require management to determine a risk response. Risk response is the decision-making process to accept, control, transfer or avoid risks. Allowances for risk mitigation (e.g. insurance, third party indemnification) are made where appropriate. As an example, operational risk scenarios are developed annually and mapped to insurance programs to provide transparency where risk mitigation is effective or not under risk transfer solutions.

C.5.5 Risk sensitivity

Aegon’s operational risk capital that is included in the Aegon PIM SCR is calculated using the Standard Formula, except for Aegon UK. Internally, Aegon manages operational risk based on its economic framework, which is evaluated quantitatively and qualitatively on an annual basis, or more frequently if necessary due to unusual circumstances or newly identified material operational risk exposures. The additional review can be triggered by a business unit or by Group Risk, and is subject to the professional judgment of the relevant subject matter experts.

As the output of Operational Risk reporting is largely qualitative, sensitivity testing is not applied.

Aegon Solvency and Financial Condition Report Group 2021

72	Risk profile Other material risks

C.6 Other material risks

Other material risks are the changes in the Ultimate Forward Rate (UFR) and in the loss-absorbing capacity of deferred taxes (LAC-DT). Aegon is exposed to a downward change in the UFR, mainly via Aegon the Netherlands. A lower UFR increases the technical provisions and thereby lowers the Own Funds. Furthermore, the higher technical provisions also cause an increase in the SCR.

A UFR sensitivity is reported for Aegon the Netherlands only. It is an immediate decrease of 15 basis points of the EIOPA UFR which is 3.60% as at December 31, 2021. The shift is assumed to be immediate. The sensitivity includes recalculating the SCR.

As mentioned in the general part of section C. Risk profile, the LAC-DT levels within Aegon the Netherlands were updated during 2021. As per December 31, 2021, the LAC-DT level for NL Life was increased from 45% to 65%, for NL Non-life from 50% to 55% and for Aegon Spaarkas from 75% to 95%. The sensitivity in the table below shows the impact of lowering the respective LAC-DT factors by 25%-pts. It is an immediate change in the amount of LAC-DT relief included in the calculation of the SCR.

The Partial Internal Model does not have a separate module for inflation risk, although it is implicit in the expense and interest rate models. Higher inflation will have a direct impact on expenses and certain products that have automatic indexation features. It is practice in Aegon to hedge the product indexation and over 2021 hedges have been expanded to mitigate the expense inflation risk.

The table below describes the shocks to parameters used to assess these sensitivities, and their estimated impact on the Solvency II ratio.

Sensitivities	Scenario	2021	2020

Ultimate Forward rate	-15 bps	(2%)	(2%)

Aegon the Netherlands loss absorbing capacity of deferred taxes1)	-25%pts	(5%)	(5%)

1	The 2021 sensitivity is based on September 30, 2021

C.7 Any other information

Situation in Ukraine

On February 24, 2022, Russia invaded Ukraine, which caused a humanitarian crisis and is also impacting global financial markets and causing economic turbulence. At the date of this report the depth and length of this invasion is unknown, and the situation is changing from day to day.

Aegon is closely monitoring the financial markets and economic turbulence that has arisen as a consequence of the situation and the related international sanctions, and its impact on Aegon. The most significant risks Aegon faces are related to financial markets, particularly from volatility in credit, equity and interest rates. Aegon is actively managing its risks and capital position to maintain a robust balance sheet, as the Company navigates through the uncertainty created by the current geopolitical situation. The Company is on high alert status to help ensure the safety and well-being of its staff, as well as its capability to support its customers, while maintaining our financial and operational resilience.

Aegon has no direct operations in Russia and Ukraine. Aegon’s direct investment exposure in the company’s general account portfolio to Russia and Ukraine is to mainly corporates and amounts to approximately EUR 27 million and EUR 42 million respectively, based on the book value as per March 3, 2022. The combined exposure to Russia and Ukraine on investments for account of policyholders with guarantees amounts to approximately EUR 38 million.

Climate change and other sustainable risks

As an insurance company, Aegon can support the transition to a climate-resilient economy and a net-zero world using both sides of its balance sheet. Aegon finances the upside through its responsible investment framework, while mitigating the downside by integrating ESG into the risk management processes, and the savings and protection solutions that are provided. The influence, both positive and negative, Aegon can have as an investor is particularly significant, and therefore Aegon committed to transitioning our general account investment portfolio to net-zero greenhouse gas (GHG) emissions by 2050.

Aegon Solvency and Financial Condition Report Group 2021

73	Risk profile Any other information

Climate change and other sustainability risks are linked to both physical risks (arising from environmental and climatic changes caused by global warming) and transition risks (resulting from the process of adjustment towards the low carbon economy). There could also be litigation risk and reputational impact as a result from not (fully) considering or responding to the impacts of climate change, or not providing appropriate disclosures of current and future risks. The risks can relate both to Aegon and the companies or assets in which it invests.

Climate change risk and sustainable investments are key themes with regulators and are getting increased attention. Aegon N.V. is exposed to a number of risks. These have been re-assessed in 2021. The risks are measured using a severity (impact x likelihood) scale and a manageability (mitigation x speed) scale. The manageability scale enables Aegon to better anticipate on the identified risks and determine what mitigating measures should be taken by the organization.

Aegon is working on several initiatives regarding sustainability, including climate change risk. Aegon has integrated sustainability, including climate change into its operational risk taxonomy. Further, the Enterprise Risk Management Framework is being reviewed to determine how to best integrate sustainability, including climate change.

Aegon worked with Ortec Finance to perform an extensive and systematic climate risk assessment for the general and separate account assets of all business units within Aegon. The analysis investigated three plausible climate pathways (orderly, disorderly and failed transitions) to explore potential future climate policies, interventions, and consequences of the world failing to mitigate climate change.

Aegon also seeks to have a positive impact on society by balancing the financial objectives of its direct operations and investment activities with its sustainability ambitions. Aegon believes that sustainable business creates positive financial, social and environmental results that serve all stakeholders for the long-term. In 2021, Aegon continued to advance the approach to sustainability and responsible investing by further embedding these topics as central pillars within Aegon’s strategy. In November 2021, the decision was made to transition the general account to net-zero greenhouse gas emissions by 2050.

Aegon Solvency and Financial Condition Report Group 2021

74	Valuation for solvency purposes Solvency II valuation principles

D. Valuation for solvency purposes

This section provides Solvency II valuation principles and the reconciliation between Aegon N.V.’s consolidated statement of financial position prepared under International Financial Reporting Standards as adopted by the European Union (EU-IFRS balance sheet) and Aegon N.V.’s consolidated economic balance sheet. The approach taken is described in the section ‘Approach balance sheet reconciliation’, followed by the quantitative assessment of the reconciliation of both balance sheets. The bases, methods and assumptions used under Solvency II for each balance sheet item separately and any material differences between the bases, methods and main assumptions used for valuation for solvency purposes and its valuation in Aegon’s EU-IFRS financial statements is described in sections D.1 Assets, D.2 Technical provisions and D.3 Other liabilities.

Solvency II valuation principles

This section of the SFCR provides the bases, methods and assumptions used under Solvency II for each balance sheet item separately, together with any material differences between the bases, methods and main assumptions used for valuation for solvency purposes and its valuation in Aegon’s EU-IFRS financial statements for the year 2021.

During the reporting period, there were no significant changes made to the recognition and valuation bases used under Solvency II or to any estimation technique.

Furthermore, the bases, methods and main assumptions used at Group level for the valuation for solvency purposes of the Group’s balance sheet do not differ materially from those used by any of Aegon’s subsidiaries for the valuation for solvency purposes.

General recognition principle

Assets and liabilities are recognized, unless otherwise stated, in conformity with EU-IFRS.

General valuation principle

Aegon values its balance sheet items on a market consistent basis. Where the EU-IFRS fair value is consistent with Solvency II requirements, Aegon follows EU-IFRS for the valuation of assets and liabilities. The following is a description of Aegon’s methods of determining fair value, and a quantification of its exposure to assets and liabilities measured at fair value.

Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

◆	In the principal market for the asset or liability; or

◆	In the absence of a principal market, in the most advantageous market for the asset or liability.

Aegon uses the following hierarchy for measuring and disclosing of the fair value of assets and liabilities:

◆	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;

◆

Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and

◆

Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active or quoted market prices are not available, a valuation technique is used.

Aegon Solvency and Financial Condition Report Group 2021

75	Valuation for solvency purposes Solvency II valuation principles

In general, the degree of judgment used in measuring the fair value of assets and liabilities inversely correlates with the level of observable valuation inputs. Aegon maximizes the use of observable inputs and minimizes the use of unobservable valuation inputs when measuring fair value. Financial instruments, for example, with quoted prices in active markets generally have more pricing observability and therefore less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment.

The assets and liabilities categorization within the fair value hierarchy is based on the lowest input that is significant to the fair value measurement.

Active market

An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. The judgment as to whether a market is active may include, although not necessarily determinative, lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. In inactive markets, assurance is obtained that the transaction price provides evidence of fair value or it is determined that adjustments to transaction prices are necessary to measure the fair value of the instrument.

The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain assets and liabilities are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such assets and liabilities, the derivation of fair value is more judgmental. An instrument is classified in its entirety as valued using significant unobservable inputs (Level III) if, in the opinion of management, a significant proportion of the instrument’s carrying amount is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an at arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value. Additional information is provided in the table headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ in note 44 Fair Value. While Aegon believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments (both financial and non-financial) could result in a different estimate of fair value at the reporting date.

The valuation techniques applied to financial instrument affected by IBOR reforms remain consistent with those of other market participants, and the uncertainty on the outcome of the reforms has not affected the classification of the instruments.

To operationalize Aegon’s fair value hierarchy, individual instruments (both financial and non-financial) are assigned a fair value level based primarily on the type of instrument and the source of the prices (e.g. index, third-party pricing service, broker, internally modeled). Periodically, this logic for assigning fair value levels is reviewed to determine if any modifications are necessary in the context of the current market environment.

Technical provisions

Technical provisions are valued at the current amount Aegon would have to pay if the insurance and reinsurance obligations were to be transferred immediately to another insurance or reinsurance undertaking. The value of technical provisions is equal to the sum of a best estimate and a risk margin. The best estimate corresponds to the probability-weighted average of future cash-flows, taking into account the time value of money, using the relevant risk-free interest rate term structure, including volatility adjustment where applicable (please refer to section D.2.4 Long term guarantees and transitional measures). The risk margin is set at a level such that the value of the technical provisions is equivalent to the amount that insurance and reinsurance undertakings would be expected to require in order to take over and meet the insurance and reinsurance obligations.

Valuation principles for other financial sector entities and entities consolidated under method 2

For undertakings other than European Economic Area (EEA) insurance, Aegon follows the principles set by the Solvency II Directive and specifically:

◆	Other financial sector entities are included based on the local sectoral rules;

◆

For method 2 (Deduction & Aggregation) entities Aegon applies primarily the local regulatory regime for countries where (provisionally) equivalence has been granted (US Life insurance entities, Bermuda, and Brazil); and

◆	Aegon’s UK insurance subsidiaries continue to be included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model.

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76	Valuation for solvency purposes Balance sheet reconciliation

Balance sheet reconciliation

The approach taken to reconcile the balance sheet under EU-IFRS and Solvency II is illustrated below:

As a starting point, the EU-IFRS balance sheets of all business units are collected and aggregated. These are then aligned to the Quantitative Reporting Template (‘QRT’) format as prescribed by the Solvency II regulations (step 1). After performing the reconciliation steps (step 2 - 5), the EU-IFRS balance sheet in QRT format is reconciled to the Solvency II balance sheet. The detailed steps in the reconciliation process are described below:

Step 1: To ensure accuracy of the reconciliation and correctness of the adjustments performed, the audited EU-IFRS balance sheets of all business units are converted into their QRT equivalent and aggregated to a Group view.

Step 2: Entities aggregated based on method 2 (Deduction and Aggregation) and other financial sector entities (OFS) are excluded for their EU-IFRS value. These entities are added back at their Solvency II value in step 5 below. This step is also used for the IFRS-Solvency II presentational differences of joint ventures (that are consolidated using the equity method under EU-IFRS as opposed to the ‘look-through’ – proportionally consolidated – approach under Solvency II) and Other entities that are subsidiaries (that are consolidated on a line-by-line basis under EU-IFRS as opposed to be included on the Participations line in the Solvency II balance sheet).

Step 3: Certain balance sheet items might differ in classification between the EU-IFRS and Solvency II balance sheet. To align with the definitions and categorizations under Solvency II, some EU-IFRS balance sheet items or classes within the balance sheet item are reclassified.

Step 4: Adjustments for balance sheet items that differ in method of valuation between EU-IFRS and Solvency II are included through this step. This step is also used to de-recognize balance sheet items that are valued at nil on the Solvency II balance sheet such as goodwill, deferred expenses (including Deferred Policy Acquisition Costs (DPAC)) and other intangible assets.

Step 5: The entities aggregated based on method 2 and excluded in step 2 above are included in the Group’s Solvency II Own Funds for their proportional share of Own Funds according to local regulatory rules.

Aegon Solvency and Financial Condition Report Group 2021

77	Valuation for solvency purposes Balance sheet reconciliation

Aegon Group balance sheet as of December 31, 2021		Starting Point and Step 1	Step 2	Step 3	Step 4	Step 5	Result

Amounts in EUR millions	Section	EU-IFRS Total	IFRS D&A entities	Reclas- sification adjust- ments	Revalua- tion adjust- ments	Solvency II D&A entities	Solvency II Total

Assets

Goodwill		391	212	-	(603)	-	-

Deferred expenses		10,503	(9,301)	-	(1,202)	-	-

Intangible assets		941	(483)	(1)	(458)	-	-

Deferred tax assets	D.3.2	131	(24)	500	68	-	675

Pension benefit surplus		119	-	-	-	-	119

Property, plant & equipment held for own use		654	(464)	257	(1)	-	446

Investments (other than held for index- and unit-linked)	D.1.1	122,920	(80,412)	5,345	(25)	9,238	57,065

Assets held for index- and unit-linked contracts	D.1.2	250,953	(117,917)	(12,246)	(1,902)	-	118,888

Loans & mortgages	D.1.3	47,402	(26,776)	50	2,708	-	23,384

Reinsurance recoverables	D.1.4	20,992	(20,161)	7,820	(1,054)	-	7,597

Deposits to cedants		-	-	-	(0)	-	-

Insurance & intermediaries receivables	D.1.5	1,002	(747)	802	(46)	-	1,011

Reinsurance receivables		750	(681)	8	-	-	77

Receivables (trade, not insurance)	D.1.6	3,871	(2,762)	(253)	26	-	881

Own shares		-	-	269	-	-	269

Cash and cash equivalents	D.1.7	6,889	(2,610)	(1,065)	(3)	-	3,210

Any other assets	D.1.8	1,366	428	(1,511)	(84)	-	200

Total assets		468,884	(261,698)	(25)	(2,576)	9,238	213,823

		-	-	-	-	-	-

Liabilities

Technical provisions: non-life	D.2.1	9,611	(8,299)	(823)	(195)	-	294

Technical provisions: life (excluding index- and unit-linked)	D.2.2	136,578	(93,829)	2,477	634	-	45,861

Technical provisions: index- and unit-linked	D.2.3	253,916	(117,917)	(617)	(3,954)	-	131,427

Provisions other than technical provisions		193	(110)	-	(0)	-	83

Pension benefit obligations	D.3.1	3,944	(10)	-	(6)	-	3,928

Deposits from reinsurers		-	-	13	(0)	-	13

Deferred tax liabilities	D.3.2	1,722	(2,142)	499	408	-	487

Derivatives	D.3.3	10,639	(4,939)	(2,130)	(0)	-	3,569

Debts owed to credit institutions	D.3.4	-	(0)	1,294	313	-	1,607

Financial liabilities other than debts to credit institutions	D.3.5	9,661	(8,219)	(999)	(260)	-	183

Insurance & intermediaires payables	D.3.6	1,696	(1,137)	1,014	4	-	1,578

Reinsurance payables		1,384	(896)	7	(411)	-	84

Payables (trade, not insurance)	D.3.7	9,584	(6,120)	329	48	-	3,841

Subordinated liabilities	D.3.8	2,319	(924)	3,295	188	-	4,879

Any other liabilities	D.3.9	798	1,184	(1,485)	(12)	-	485

Total liabilities		442,044	(243,358)	2,874	(3,242)	-	198,319

		-	-	-	-	-	-

Excess of Assets over Liabilities		26,841	(18,341)	(2,900)	666	9,238	15,504

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78	Valuation for solvency purposes Balance sheet reconciliation

Aegon Group balance sheet as of December 31, 2020		Starting Point and Step 1	Step 2	Step 3	Step 4	Step 5	Result

Amounts in EUR millions	Section	EU-IFRS Total	IFRS D&A entities	Reclas- sification adjust- ments	Revalua- tion adjust- ments	Solvency II D&A entities	Sol- vency II Total

Assets

Goodwill		375	229	-	(604)	-	-

Deferred expenses		8,799	(7,707)	-	(1,092)	-	-

Intangible assets		1,010	(717)	(1)	(293)	-	-

Deferred tax assets	D.3.2	101	(7)	461	145	-	700

Pension benefit surplus		43	-	-	-	-	43

Property, plant & equipment held for own use		683	(462)	265	(1)	-	485

Investments (other than held for index- and unit-linked)	D.1.1	128,740	(76,745)	4,408	(59)	9,134	65,478

Assets held for index- and unit-linked contracts	D.1.2	224,172	(106,891)	(11,187)	(1,583)	-	104,511

Loans & mortgages	D.1.3	45,481	(26,146)	192	3,342	-	22,870

Reinsurance recoverables	D.1.4	18,910	(18,160)	6,549	(724)	-	6,576

Deposits to cedants		-	-	3	-	-	3

Insurance & intermediaries receivables	D.1.5	901	(653)	510	(46)	-	712

Reinsurance receivables		733	(684)	5	-	-	55

Receivables (trade, not insurance)	D.1.6	5,192	(3,040)	(553)	(7)	-	1,593

Own shares		-	-	175	-	-	175

Cash and cash equivalents	D.1.7	8,372	(3,446)	(551)	(4)	-	4,371

Any other assets	D.1.8	1,356	126	(1,161)	(85)	-	237

Total assets		444,868	(244,301)	(883)	(1,010)	9,134	207,809

Liabilities

Technical provisions: non-life	D.2.1	9,118	(7,790)	(908)	(90)	-	331

Technical provisions: life (excluding index- and unit-linked)	D.2.2	134,103	(87,823)	2,251	993	-	49,523

Technical provisions: index- and unit-linked	D.2.3	227,065	(106,891)	329	(3,061)	-	117,442

Provisions other than technical provisions		309	(219)	(0)	1	-	90

Pension benefit obligations	D.3.1	4,636	(10)	-	(6)	-	4,621

Deposits from reinsurers		-	-	14	-	-	14

Deferred tax liabilities	D.3.2	1,681	(2,167)	461	315	-	290

Derivatives	D.3.3	14,617	(6,391)	(3,154)	(0)	-	5,071

Debts owed to credit institutions	D.3.4	-	(0)	1,243	401	-	1,644

Financial liabilities other than debts to credit institutions	D.3.5	8,701	(7,223)	(952)	(254)	-	272

Insurance & intermediaires payables	D.3.6	1,535	(963)	812	(6)	-	1,378

Reinsurance payables		1,218	(883)	6	(267)	-	74

Payables (trade, not insurance)	D.3.7	13,489	(6,466)	151	31	-	7,205

Subordinated liabilities	D.3.8	2,211	(866)	3,492	242	-	5,079

Any other liabilities	D.3.9	727	1,233	(1,438)	(22)	-	500

Total liabilities		419,410	(226,459)	2,307	(1,723)		193,535

Excess of Assets over Liabilities		25,459	(17,842)	(3,190)	713	9,134	14,274

Aegon Solvency and Financial Condition Report Group 2021

79	Valuation for solvency purposes Assets

D.1 Assets

Goodwill, DPAC and other intangibles are valued at nil on the Solvency II balance sheet. The EU-IFRS treatment of these items is not in scope of this publication. Please refer to the Integrated Annual Report 2021 of Aegon Group for additional information on the treatment of these items.

D.1.1 Investments (other than assets held for index- and unit-linked contracts)

This paragraph describes the treatment of Aegon’s investments (other than assets held for index- and unit-linked contracts). Aegon’s portfolio is comprised of Bonds (51%; 2020: 46%), Related undertakings, including participations (22%; 2020: 20%), Derivatives (11%; 2020: 17%), Property other than for own use (5%; 2020: 4%), Collective Investment Undertakings (7%; 2020: 11%) and Equities (3%; 2020: 3%). A particular focus is given to Related undertakings, including participations as this element is the key material item for the comprehension of step 5 in the ‘Approach to the balance sheet reconciliation’ described above.

No separate specification of the different financial instruments is given as the valuation treatment is consistent among them and described below.

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of Deduction and Aggregation (D&A) entities, Other Financial Sector (OFS) entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (80,412) million.

Method of valuation under Solvency II

Irrespective of whether investments are classified as fair value through profit or loss (FVtPL), held-to-maturity (HTM) or available-for-sale (AFS), Solvency II requires Fair Value to be applied while under EU-IFRS, held-to-maturity investments are measured at amortized cost while investments at fair value through profit or loss and available for sale assets are measured at fair value. To bridge between EU-IFRS and Solvency II investment accounting principles, financial assets valued at amortized cost under EU-IFRS, need to be accounted for at fair value under Solvency II. This will - in particular - be required for financial instruments classified as Held-to-maturity. All the financial instruments measured at Fair Value for EU-IFRS are not revalued under Solvency II. However, there are presentational differences between EU-IFRS and Solvency II, and reclassifications are required to conform to the Solvency II requirements.

Material difference in valuation between Solvency II and EU-IFRS

The differences between the bases, methods and main assumptions used for valuation for solvency purposes do not generate material differences, though reclassification adjustments are required for presentational differences between the bases.

Reclassification adjustments

The total reclassification adjustments of EUR 5,345 million comprises mainly of the reclassification of policyholder accounts related assets from ‘Investments (other than assets held for index- and unit-linked funds)’ to ‘Assets held for index-linked and unit linked funds’ in respect of the with-profits sub fund in Aegon UK.

Revaluation adjustments

The amount of revaluation adjustments is not material, as the majority of Aegon’s investments (other than assets held for index- and unit-linked contracts) are measured at Fair Value on the EU-IFRS balance sheet.

Related undertakings, including participations

Method of valuation under Solvency II

Under Solvency II, holdings in related undertakings, including participations at group level will include:

◆	Holdings in related insurance or reinsurance undertakings, insurance holding companies and mixed financial holding companies that do not meet the definition of subsidiaries;
◆	Holdings in related undertakings in other financial sectors (i.e. Aegon Bank);
◆	Other related undertakings (not mentioned above and not part of consolidated data); and
◆	Insurance or reinsurance undertakings, insurance holding companies or mixed financial holding companies included through the D&A method.

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80	Valuation for solvency purposes Assets

Aegon’s holdings in related EEA insurance or reinsurance undertakings, insurance holding companies and mixed financial holding companies that are not subsidiaries, are included based on the Solvency II adjusted equity method. Holdings in related undertakings in other financial sectors (e.g. Aegon Asset Management) are included based on the local sectoral rules. In addition, other related undertakings include non-insurance undertakings which are included under the AC method (method 1) but are not consolidated. These are measured at quoted prices in active markets (where available) or using the Solvency II adjusted equity method where quoted prices in active markets are not available.

Related undertakings also include insurance undertakings in Non-EEA countries that have been granted (provisional) equivalence, which have been included under the D&A method (method 2). These undertakings (most notably US life insurance entities) are measured in accordance with the local supervisory requirements and reflected as Participations within the Aegon Group economic balance sheet. As of December 31, 2021, this amounted to EUR 9,238 million. This amount includes the 100% RBC CAL reduction (EUR 1,772 million) in the Excess of Assets over Liabilities of the US Life Insurance companies.

Aggregation differences between Solvency II and EU-IFRS

It is to be noted that there are material differences in aggregation stemming from insurance undertakings included under the D&A method, primarily driven by the US Life insurance entities. For the latter, the main differences between its statutory regime and EU-IFRS relate to technical provisions (EUR 8,454 million), valuation of other assets (EUR 189 million), investments (EUR (8,303) million) and taxes (EUR 1,135 million). In addition, there is no Deferred Policy Acquisition Cost (DPAC) under US statutory accounting (EUR (9,005) million) and the 100% RBC CAL reduction (EUR (1,772) million) for the US Life Insurance companies as described in paragraph E.1.2 Tiering of Own Funds. The main differences are described in further detail below:

◆

Technical provisions: There are a number of valuation differences between US statutory accounting and IFRS with respect to reserves (i.e. use of deposit accounting, expense allowances and/or surrender charges, differences in assumptions and methodology). Generally, the statutory reserves assumptions and methodology are intended to be more conservative to ensure the company’s ability to meet unmatured obligations, such as expected future claims. However, the impact of other methodology differences in bridging from EU-IFRS to statutory values can offset the intended conservatism in statutory accounting;

◆

Other assets: On a statutory basis, certain assets are designated as ‘non-admitted’, and are excluded from the balance sheet. Under EU-IFRS, such assets are included in the balance sheet to the extent that they are not impaired. Other items causing differences from statutory basis to EU-IFRS are hedge reserve offset, payables for derivative cash collateral, and letters of credit;

◆	Under EU-IFRS basis investments are generally reported at market value. On a statutory basis, investments are generally reported at amortized cost; and
◆

Differences in taxes are driven by the carrying amount of statutory and EU-IFRS assets and liabilities (as described above) as compared to the tax base of those assets and liabilities. The conservative nature of the US statutory regime typically results in net deferred tax assets, whereas the comparison of EU-IFRS and tax base typically results in a net DTL position. Furthermore, while both accounting regimes are subject to DTA recognition realization criteria, the statutory regime applies further limitations which can lead to a reduced amount of admitted deferred tax assets recognized on the statutory balance sheet.

◆

DPAC: Acquisition costs are deferred under EU-IFRS, while they are expensed as incurred under US statutory accounting. Under EU-IFRS, value of business acquired (VOBA) is an intangible asset resulting from a business combination. VOBA is not recognized for US statutory accounting basis.

The main part of the gap in the excess of assets over liabilities between Step 2 and Step 5 above relates to the differences between the US statutory regime and EU-IFRS.

Fair value hierarchy

The table below provides an analysis of the individual instruments by level of the fair value hierarchy.

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81	Valuation for solvency purposes Assets

Fair value hierarchy of financial assets
Amounts in EUR millions	Level 1	Level 2	Level 3	2)	Total
Investments (other than assets held for index-linked and unit-linked contracts)1)	17,795	2,460	20,480		40,734
Property (other than for own use)	-	-	2,790		2,790
Equities	1,417	94	8		1,520
Equities - listed	1,417	-	-		1,418
Equities - unlisted	-	94	8		102
Bonds	16,069	1,727	11,428		29,224
Government bonds	15,406	355	350		16,111
Corporate bonds	663	1,120	9,359		11,142
Structured notes	-	-	2		2
Collateralized securities	-	252	1,717		1,969
Collective Investments Undertakings	148	400	3,399		3,946
Derivatives1)	138	1	2,830		2,969
Deposits other than cash equivalents	23	238	23		284
Other investments	-	-	1		1
Assets held for index-linked and unit-linked contracts (section D.1.2)	19,672	74,803	24,413		118,888
Loans and mortgages (section D.1.3)	2	-	23,382		23,384
Loans on policies	1	-	2		3
Loans and mortgages to individuals	1	-	23,381		23,382
1

Note that Investments as shown in the table (EUR 40,734 million) do not include the net asset value of participations as reported in the Solvency II balance sheet (EUR 12,762 million). In addition, there is an amount of EUR 3,569 million relating to the netting of derivatives.

2	For details on the valuation of level 3 assets, please refer to section D.4 Alternative methods for valuation.

D.1.2 Assets held for index- and unit-linked contracts

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generate an aggregation difference of EUR (117,917) million.

Method of valuation under Solvency II

Assets held for index- and unit linked contracts, for which the actual return on investments is passed on to the policyholder, are measured at fair value of the assets of the contracts.

Material difference in valuation between Solvency II and EU-IFRS

The differences between the bases, methods and main assumptions used for valuation for solvency purposes do not generate material differences, though reclassification and gross-up adjustments are required for presentational differences between the bases.

Reclassification adjustments

The reclassification of EUR (12,246) million is mainly driven by the Aegon UK With-Profits Sub-Funds (Aegon UK WPSF) reclassification of policyholder accounts related assets from ‘Investments (other than assets held for index- and unit-linked funds)‘ to ‘Assets held for index-linked and unit linked funds‘ for an amount of EUR (4.6) billion and by the reclassification of reinsured External Fund Linked (EFL) assets for an amount of EUR (7.8) billion.

Revaluation adjustments

The revaluation adjustment of EUR (1,902) million stems from Aegon UK as a result of the reversal of the gross up following the IFRS 10 standard requiring entities to consolidate entities it controls. This does not apply for Solvency II reporting.

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82	Valuation for solvency purposes Assets

D.1.3 Loans and mortgages

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (26,776) million.

Method of valuation under Solvency II

Loans and mortgages are valued at Fair Value. For private loans, fixed interest mortgage loans and other loans originated within the Group, the fair value is calculated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield and maturity characteristics. For fixed interest mortgage loans, the market rate is adjusted for expenses, prepayment rates, lapse assumptions, liquidity and credit risk (market observable inputs). The fair value of floating interest rate mortgage loans, policy loans and private placements used for disclosure purposes is approximated by their carrying amount, adjusted for credit risk. Credit risk adjustments are based on market observable credit spreads, if available, or best estimate, if not market observable. Please refer to section D.4.7 for alternative valuation methods of loans and mortgages.

Material difference in valuation between Solvency II and EU-IFRS

Under EU-IFRS these assets are valued at amortized cost on the balance sheet, while under Solvency II, fair value is applied. The different valuation approach between EU-IFRS and Solvency II therefore requires revaluation of loans and mortgages. By their nature, none of the loans and mortgages included in this category are listed on active markets. Solvency II requires that the fair value should be based on the discounted cash flow valuation method which is based on the contractual future cash flows discounted with a discount rate representing the time value of money and risk charges.

Reclassification adjustments

The total reclassifications of EUR 50 million is mainly related to the reclassification of ‘Financial liabilities other than debts owed to credit institutions‘ under EU-IFRS equivalent but require to be presented as Loans and mortgages for Solvency II.

Revaluation adjustments

The revaluation adjustments of EUR 2,708 million reflect the impact of conversion from amortized cost valuation under EU-IFRS to fair value under Solvency II. Under the amortized cost method, loans and mortgages are valued using the effective interest rate at the inception of the loan, while fair value determination should incorporate current market factors including a risk-free rate.

D.1.4 Reinsurance recoverables

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (20,161) million.

Method of valuation under Solvency II

Reinsurance contracts are contracts entered into by the Group in order to receive compensation for claims/benefits incurred on contracts written by the Group (outgoing reinsurance). Reinsurance assets are also held as part of exiting the business. For contracts transferring sufficient insurance risk, a reinsurance asset is recognized for the expected future benefits, less expected future reinsurance premiums. Reinsurance contracts with insufficient insurance risk transfer are accounted for as investment or service contracts, depending on the nature of the agreement.

For Solvency II, a fair value approach is used for the reinsurance recoverables that is similar to the valuation of insurance liabilities. It does not, however, include a risk margin and the measurement includes an adjustment for counterparty default risk.

Material difference in valuation between Solvency II and EU-IFRS

Under EU-IFRS, reinsurance assets are measured consistently with the assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. They are subject to impairment testing and are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party. Under Solvency II, the best estimate valuation principles described above are applied.

Reclassification adjustments

The main driver of the EUR 7,820 million adjustment is the reclassification for External Fund Linked (EFL) assets within Aegon UK, deemed to be reinsurance assets for Solvency II purposes.

Aegon Solvency and Financial Condition Report Group 2021

83	Valuation for solvency purposes Assets

Revaluation adjustments

The majority of the total revaluation for an amount of EUR (1,054) million was related to Aegon UK and Aegon the Netherlands. The difference in valuation is linked to the underlying reinsured liabilities. There are considerable differences in the valuation of insurance liabilities under IFRS compared to Solvency II and the value of the reinsurance assets covering these liabilities changed as a result. These adjustments included, among others, different discount rates (EU-IFRS historical rates versus Solvency II current market rates).

D.1.5 Insurance and intermediaries receivables

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences generates an aggregation difference of EUR (747) million.

Method of valuation under Solvency II

The insurance and intermediaries receivables reflect amounts past due for payment by policyholders, (re)insurers, and other linked to insurance business, that are not included in technical provisions. It also includes receivables from reinsurance accepted. Insurance and intermediaries receivables on Aegon‘s balance sheet are predominantly short-term. The difference between the amortized cost under EU-IFRS and fair value under Solvency II is therefore not material.

Material difference in valuation between Solvency II and EU-IFRS

Given the short-term nature of these receivables, there is no material measurement difference between amortized cost under EU-IFRS and fair value under Solvency II.

Reclassification adjustments

The reclassification of EUR 802 million is mainly driven by a reclassification between ‘Any other assets‘ and ‘Insurance & intermediaries receivables‘ for the Americas non-regulated entities.

Revaluation adjustments

Insurance and intermediaries receivables on Aegon‘s balance sheet are predominantly short-term. The revaluation difference between the amortized cost under EU-IFRS and fair value under Solvency II is therefore not material.

D.1.6 Receivables (trade, not insurance)

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (2,762) million.

Method of valuation under Solvency II

Receivables on Aegon‘s balance sheet are predominantly short-term. Solvency II value measurement requires a fair value approach to be applied.

Material difference in valuation between Solvency II and EU-IFRS

Given the short-term nature of these receivables, there is no material measurement difference between amortized cost under EU-IFRS and fair value under Solvency II.

Reclassification adjustments

The total reclassification adjustment amounted to EUR (253) million and is mainly driven by the EUR (235) million reclassification which relates to Policyholder balances which are moved into UL assets, and accrued interest in the UK. A further amount of EUR (78) million related to netting of accrued interest in Aegon the Netherlands.

Revaluation adjustments

The revaluation adjustments relate to the revaluation of the underlying life insurance contracts for Aegon the Netherlands, which is not material.

Aegon Solvency and Financial Condition Report Group 2021

84	Valuation for solvency purposes Assets

D.1.7 Cash and cash equivalents

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (2,610) million.

Method of valuation under Solvency II

Under Solvency II, cash and cash equivalents on the balance sheet refers to notes and coins in circulation that are commonly used to make payments, and deposits exchangeable for currency on demand at par or which are directly usable for making payments without penalty or restriction. Cash equivalents on Aegon‘s balance sheet are predominantly short-term of nature and, as a result, the valuation difference between the amortized cost under EU-IFRS and fair value under Solvency II is not material.

Material difference in valuation between Solvency II and EU-IFRS

The differences between the bases, methods and main assumptions used for valuation for solvency purposes do not generate material differences, however reclassification adjustments are required for presentational differences between the bases.

Reclassification adjustments

The reclassification for the amount of EUR (1,065) million is mainly driven by Aegon Holding due to a reclassification of short-term investment in commercial paper (classified as cash and cash equivalents) to corporate bonds.

Revaluation adjustments

No material revaluation adjustments were required.

D.1.8 Any other assets

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR 428 million.

Method of valuation under Solvency II

The fair value approach is prescribed for the majority of the asset groups. All assets without specific valuation rules are valued in accordance with EU-IFRS, provided that this is consistent with an economic valuation. When applying an economic valuation of assets, insurers should refer to a three-level valuation hierarchy. The use of quoted prices is the default method of valuation. Where this is not possible, insurers should use quoted prices of similar assets. Where no quoted prices can be used, the insurer can develop an alternative valuation method that makes maximum use of market inputs.

Material difference in valuation between Solvency II and EU-IFRS

Most of these assets are of a short-term character and, as a result, there are no material difference between Solvency II and IFRS values.

Reclassification adjustments

The adjustment, for an amount of EUR (1,511) million, is mainly related to presentational differences between EU-IFRS and Solvency II for the US non-regulated entities (EUR (1,036) million), Aegon the Netherlands (EUR (379) million) and Aegon UK (EUR (75) million).

Revaluation adjustments

The revaluation adjustment of EUR (84) million mostly relates to an estimate adjustment within Aegon the Netherlands due to adjustment of different valuation timing between assets and liabilities, which is partly offset by fair value adjustments for items carried at cost or amortized cost.

Aegon Solvency and Financial Condition Report Group 2021

85	Valuation for solvency purposes Technical provisions

D.2 Technical provisions

Aegon distinguishes between entities for which the valuation of (insurance related) liabilities are based on Solvency II (insurance and reinsurance entities within the European Economic Area (EEA)) or valuation is based on local regimes when (provisional) equivalence is granted (US Life insurance entities, Brazil, and Bermuda).

This section describes the technical provisions for the EEA (re)insurance legal entities, including the amount of the Best Estimate Liability (BEL) and the Risk Margin (RM), including a description of the bases, methods and main assumptions used. The value of the Solvency II technical provisions are shown in the tables of sections: D.2.1 Technical provisions – non-life; D.2.2 Technical provisions – life; and D.2.3 Technical provisions – index linked and unit linked contracts.

Given the materiality of technical provisions, this section also provides relevant information about the technical provisions for the Non-EEA (re)insurance legal entities, in particular with respect to the US life insurance entities.

Bases (different reporting regimes)

For the EEA (re)insurance legal entities, the Solvency II technical provisions are calculated taking into account the requirements of the Solvency II directive and the Solvency II implementing measures and guidance.

EEA (re)insurance legal entities are primarily included in the Group Solvency II position through Accounting Consolidation. Non-EEA (re) insurance legal entities are primarily included in the Group Solvency II position through Deduction & Aggregation in which only these entities‘ Own Funds and solvency requirements are consolidated. The related technical provisions for these entities are not explicitly consolidated for the Group Solvency II balance sheet reporting.

EEA (re)insurance legal entities

The technical provisions consist of the Best Estimate Liability (BEL) and the Risk Margin (RM).

The BEL is calculated using projection models and is the probability-weighted average of projected future cash-flows, taking account of the time value of money, using the relevant risk-free interest rate term structure, with Matching Adjustment (MA) or Volatility Adjustment (VA) where appropriate, prescribed by EIOPA. This liability valuation includes the projection of mortality, lapses, expenses, fund values, charges and other factors that impact future cash flows, based on best-estimate assumptions. In cases where the liabilities do not include material embedded options or guarantees, they are calculated deterministically. The liability for material embedded options or guarantees is calculated using stochastically generated economic scenarios.

The MA is one of the long-term guarantee measures in the Solvency II regulation to ensure an appropriate treatment of insurance products that include long-term guarantees. The MA can only be applied for separate portfolios of matched assets and liabilities and is designed to reflect the fact that for these portfolios there is no exposure to credit spread fluctuations that are not related to increased probability of default. The MA is applied by Aegon UK for separate portfolios of matched assets and liabilities that are covering annuity business. The calculation methodology which was adopted to implement the MA was approved by local regulators.

The VA is the other long-term guarantee measures in the Solvency II regulation to ensure an appropriate treatment of insurance products that include long-term guarantees. It aims at stabilizing the Solvency II balance sheet during short periods of high market volatility by adding an extra spread component to the discount rate used for the calculation of technical provisions. The VA is applied by Aegon the Netherlands and Aegon Spain for all types of their business while Aegon UK applies the VA to all traditional and unitized with-profits business.

The Risk Margin is included in the technical provisions to allow for the uncertainty around the best estimate non-economic assumptions. Solvency Capital Requirements (SCR) for non-hedgeable risks (like underwriting and operational risks) form the basis of the calculation of the RM. The RM calculation is based on a cost-of-capital method applied to a projection of SCRs based on a 99.5% confidence level and aggregation is performed by applying diversification benefits factors to each risk type that is applicable to the Solvency II Partial Internal Model (Aegon the Netherlands, Aegon UK) or Standard Formula (other EEA legal entities). Diversification is only applied within the legal entities and only for the non-hedgeable risks.

Ongoing validation and review processes are in place to ensure that models being used remain appropriate and can be relied upon, including model validations, process reviews carried out by the Internal Audit function and review of results performed by external auditors.

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86	Valuation for solvency purposes Technical provisions

Assumptions – Best estimate non-economic assumptions (for EEA (re)insurance legal entities)

Best estimate non-economic assumptions are used by the EEA (re)insurance legal entities for the Solvency II reporting framework (for the valuation of the BEL), as well as the EU-IFRS reporting framework (including the liability adequacy test, also known as DPAC recoverability test or loss recognition test).

Non-economic assumptions are proposed by the first line actuarial function and reviewed by the second line risk function. They are approved by the local board or local management team. This governance also requires the independent opinion and recommendation of the Actuarial Function Holder (AFH).

The table below gives an overview on the significant non-economic assumptions:

Unit	Business	Significant Non-Economic Assumptions
Aegon the Netherlands	Individual life	Mortality (base, experience factors and improvements), maintenance expenses, lapses
	Group pensions	Mortality (base, experience factors and improvements), maintenance expenses
	Mortgages	Prepayment rates
	Non-Life	Disability (incidence and recovery rates)
Aegon UK	All business	Lapses and maintenance expenses
Aegon International	Life (Hungary, Poland, Turkey)	Lapses and maintenance expenses
	Non-Life (Household, Casco and MTPL in Hungary)	Lapses, maintenance expenses, loss ratio, index
	Spain (Santander JVs, Liberbank and Aegon España)	Lapses, all businesses: maintenance expenses

Best estimate actuarial assumptions (i.e. mortality, longevity and lapse) and maintenance expenses assumptions are developed through periodic experience studies. The frequency of these studies is determined by the relative significance of the assumption in relation to actuarial calculations, its volatility, and the amount of new experience available.

Mortality assumptions are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience.

Longevity assumptions are set for annuity business where benefit payments are a function of survivorship status. An important feature of the annuitant longevity as well as the mortality basis is the inclusion of a long-term rate of improvement of mortality.

No allowance has been made for COVID-19 in the Mortality and Longevity assumption setting across all legal entities, as it remains unclear what the long-term impacts of COVID-19 on mortality will be given that various factors have the potential to offset the extent of such impacts.

Policyholder behavior (e.g. lapse, surrender, withdrawal, annuitization, and premium persistency) assumptions are set where policyholders have options to withdraw funds, cancel their contracts, cease or adjust premium amounts, or elect embedded options. Policyholder behavior assumptions depend on product features, policy duration and external circumstances such as the interest rate environment and competitors. Reliable own experience, as well as available industry wide data, are used in establishing assumptions.

Maintenance expense assumptions reflect the cost of administering policyholder contracts and are derived from the cost analysis that forms a key part of each entity’s cost management activity. Broadly speaking, cost loadings are derived by identifying the costs that are expected to be incurred in respect of administering policyholder business, and dividing this by the number of relevant contracts at a contract type level, or set as a percentage of premium. Expert judgment is mainly required in order to classify costs as acquisition or renewal, to select the drivers in order to allocate costs to products, and to classify of expenses as exceptional or recurring expenses.

For Non-Life, demographic assumptions (e.g. sick leave, and disability) and claims payment assumptions (e.g. fire, marine and third-party liability) are based on observed and annually updated industry wide statistics.

Aegon Solvency and Financial Condition Report Group 2021

87	Valuation for solvency purposes Technical provisions

Assumptions – Economic assumptions (for EEA (re)insurance legal entities)

For the EEA (re)insurance legal entities, the key economic assumptions are the EIOPA swap curve for discounting and the UFR. Furthermore, for Aegon UK, the MA is considered to be key economic assumptions. In addition, economic scenarios are generated that are applied for the stochastic valuation of the options and guarantees included in some of the liabilities (i.e. where options and guarantees are material).

The UFR is the risk-free interest rate over a one year period that is expected to prevail after a long period. EIOPA has set the annual EUR-UFR to 3.60% for 2021. The UFR was 3.75% for 2020.

Level of uncertainty associated with the value of the technical provisions (for EEA (re)insurance legal entities)

The main source of uncertainty associated with the technical provisions is in the setting of assumptions where a significant level of judgment may be required about how future experience may differ from past experience. The assessment of the potential impact of this uncertainty is performed by sensitivity testing of key assumptions.

The risk margin is included in the technical provisions to allow for the uncertainty around the best estimate non-economic assumptions.

Significant simplified methods used to calculate the technical provisions (for EEA (re)insurance legal entities)

For the with-profits fund risk margin derivation of Scottish Equitable plc (SE Plc) a simplified approach (by assuming that capital run off is in line with the run-off of the cost of guarantees) is taken, appropriate to the nature of the fund while aligning to the regulatory requirements. Aegon’s UK insurance subsidiaries continue to be included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model.

For Aegon Levensverzekering N.V. (NL Life), the expected SCR in future years is projected in general by using the projected best estimate liability as risk driver and the SCR at reporting date as starting point. However, for expense risk the expected SCR in future years is projected. NL Life applies a cost of capital percentage of 6%, in accordance with the Solvency II Delegated Regulation. Note that the application of the risk driver is a simplification relative to recalculating the expected SCR in each point in time in the future. This simplification does not lead to a material misstatement of the risk margin.

The value of the Solvency II technical provisions (for EEA (re)insurance legal entities)

The value of the Solvency II technical provisions is specified below while the material difference in valuation between Solvency II and EU-IFRS is described in sections: D.2.1 Technical provisions – non-life; D.2.2 Technical provisions – life; and D.2.3 Technical provisions – index linked and unit linked. The most material Lines of Business for Aegon Group are illustrated in the table below. As per December 31, 2021, the Technical provisions were as below:

Value of Solvency II technical provisions	Life		Non-life	Total
Amounts in EUR millions	Index-linked and unit-linked	TP - life (excluding index-linked and unit-linked)	Non-life	Total
Best estimate	129,725	44,205	266	174,196
Risk margin	1,702	1,656	27	3,385
Technical provision	131,427	45,861	294	177,582
Percentage of total	74.0%	25.8%	0.2%	100.0%

Non-EEA (re)insurance legal entities on (provisional) equivalence

Non-EEA (re)insurance legal entities which are domiciled in third-countries that are deemed (provisional) equivalent are located in the United States, Bermuda, Mexico and Brazil and are included via the D&A method where capital requirements are based on local regulatory requirements. The section below focusses on the most material for US insurance companies and Aegon Group.

In the United States, technical provisions are generally calculated based on locally prescribed formulas and also locally prescribed assumptions. However, there are several areas where the company has the ability to set assumptions for statutory valuation based on its own experience, subject in all cases to certain limitations and/or approvals (including, for example, required margin for prudence over best estimate assumptions). The most material of these areas are Variable Annuities (reserving under Actuarial Guideline 43, which has been updated in 2019), Universal Life (reserving under Actuarial Guideline 38) and Long-Term Care.

Aegon Solvency and Financial Condition Report Group 2021

88	Valuation for solvency purposes Technical provisions

Most insurance liabilities are also subject to an annual Asset Adequacy Analysis (usually performed via cash flow testing). This analysis assesses the adequacy (appropriateness) of the statutory reserves, using own best estimate actuarial assumptions, plus appropriate margins for prudence, and under specified interest rate scenarios. The outcome of the Asset Adequacy Analysis may lead to the requirement to hold additional reserves.

Ongoing validation and review processes are in place to ensure that models being used remain appropriate and can be relied upon, including model validations, and process reviews carried out by the Internal Audit function.

Each of the US legal insurance entities has its own independent Appointed Actuary, which is responsible for setting the assumptions, including margins for adverse deviation, and calculating the technical provisions and performing the cash flow testing.

The Actuarial Function Holder (AFH), appointed by the US board, provides at least once a year an independent opinion on adequacy and reliability of the technical provisions, including a summary of concerns and recommendations, if any. This is documented by the AFH in an annual Actuarial Function Report.

D.2.1 Technical provisions – non-life

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (8,299) million.

Method of valuation under Solvency II

Refer to section D.2 Technical provisions for the base, models, methodology and assumptions applied for the valuation of the Solvency II technical provisions.

Material difference in valuation between Solvency II and EU-IFRS

Solvency II requires discounting of all the expected future cash flows by EIOPA described discount rates and adding a risk margin based on the cost of capital (‘CoC’) for non-hedgeable risks.

The Solvency II discount rate is based on the prescribed EIOPA curve at the reporting date including the volatility adjustment where applied. The IFRS discount rate is usually a fixed rate and is set following local GAAP (Generally Accepted Accounting Principles).

Finally, presentational differences exist between EU-IFRS and Solvency II, and reclassifications are required to comply with Solvency II requirements (e.g. annuities stemming from non-life contracts).

Reclassification adjustments

The reclassification adjustments amounted to EUR (823) million and is mainly due to reclassification of health insurance stemming from Aegon the Netherlands. Under IFRS the technical provisions of the health insurance are presented as technical provisions - non-life, while under Solvency II the technical provisions are classified under Technical provisions - life (excluding index-linked and unit-linked).

Revaluation adjustments

The total revaluation adjustment amounted to EUR (195) million and was mainly due to the application of different discount rates, and the application of shorter contract boundaries under Solvency II.

D.2.2 Technical provisions – life (excluding index-linked and unit-linked contracts)

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (93,829) million.

Method of valuation under Solvency II

Refer to section D.2 Technical provisions above for the base, models, methodology and assumptions applied for the valuation of the Solvency II technical provisions.

Aegon Solvency and Financial Condition Report Group 2021

89	Valuation for solvency purposes Technical provisions

Material difference in valuation between Solvency II and EU-IFRS

Solvency II requires the inclusion of indirect overhead expenses in the expected future cash flows for calculating insurance liabilities (e.g. salaries to general managers, auditing costs, office rent, buying new IT systems, etc.).

Another difference relates to contract boundaries. Under Solvency II, the renewability assumption is required to be supported by legally binding obligations, rather than estimates of policyholder’s attrition pattern.

The Solvency II discount rate is based on the EIOPA curve at the reporting date including the VA and UFR where applied. IFRS, in general, applies a fixed discount rate which is set in accordance with Local GAAP.

Finally, presentational differences exist between EU-IFRS and Solvency II, and reclassifications are required to comply with Solvency II requirements (e.g. annuities stemming from non-life contracts).

Reclassification adjustments

Reclassification adjustments amounted to EUR 2,477 million for technical provisions – life (excluding index-linked and unit-linked contracts) mainly consist of:

◆	EUR 4,818 million related to the reclassification of Aegon UK WPSF technical provisions, classified under EU-IFRS as ‘for account of policyholder’, from technical provisions – index- linked and unit-linked contracts to technical provisions – Life (excluding index-linked and unit-linked contracts);
◆	An amount of EUR (2,342) million for annuities stemming from non-life contracts of Aegon the Netherlands. It consists mainly of a reclassification from technical provisions non-life for an amount of EUR 824 million and a reclassification from (bifurcated) derivatives for an amount of EUR (2,985) million for the guarantee provision of unit-linked contracts. An amount of EUR (181) million has been reclassified to financial liabilities other than debts owed to credit institutions (refer to section D.3.4) as these are not policyholder related.

Revaluation adjustments

The total revaluation amount of EUR 634 million mainly consists of:

◆	EUR 2,191 million in Aegon the Netherlands, mainly due to application of the following Solvency II technical provision valuation adjustments: inclusion of the present value of future premiums; inclusion of the present value of future expenses related to servicing of the insurance contracts; inclusion of allocated general overhead expenses; revision of the discount rate to the current market rate and the incorporation of Solvency II risk margin;
◆	EUR (1,135) million in Aegon UK – comprised of the impact of different discount rates and the incorporation of the Solvency II risk margin under Solvency II; and
◆	EUR (421) million effect results mainly from valuation differences and application of different contract boundaries and originates mainly from Spain (EUR (292) million) and Poland (EUR (102) million).

D.2.3 Technical provisions – Index-linked and unit-linked contracts

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (117,917) million.

Method of valuation under Solvency II

Refer to section D.2 Technical provisions for the base, models, methodology and assumptions applied for the valuation of the Solvency II technical provisions.

Material difference in valuation between Solvency II and EU-IFRS

For investment-linked business, the policyholder contributions are invested in units in selected funds and the Solvency II BEL is the market value of the unit funds less the discounted value of the future cash flows (assuming best-estimate mortality, lapse and expenses).

In addition, Solvency II requires the inclusion of the entity’s general overhead expenses in the total expenses for the determination of the contract cash flows.

Finally, if embedded derivatives are bifurcated (i.e. valued separately) under EU-IFRS, this constitutes a difference between IFRS and Solvency II.

Aegon Solvency and Financial Condition Report Group 2021

90	Valuation for solvency purposes Technical provisions

Reclassification adjustments

Reclassification adjustments amounted to EUR (617) million and mainly include:

◆

An amount of EUR (4,823) million reclassification from ‘Technical provisions – index-linked and unit linked’ to ‘Technical provision – life (excluding index-linked and unit linked)’ relating to the items described in section D2.2 for Aegon UK;

◆	An amount of EUR 4,399 million for Aegon the Netherlands due to presentational difference of embedded derivatives with ‘Technical provisions - life (excluding index-linked and unit-linked)’; and
◆	An amount of EUR (193) million from Aegon Hungary, for the reversal of the gross up following the IFRS 10 standard requiring entities to consolidate entities it controls.

Revaluation adjustments

The revaluation adjustment for a total amount of EUR (3,954) million is mainly related to Aegon UK and Aegon the Netherlands and is mostly driven by the inclusion of the Present Value of Future Profits (PVFP) under Solvency II, which is partly offset by the inclusion of the Solvency II risk margin.

D.2.4 Long-term guarantees and transitional measures

The impact of the volatility adjustment and the matching adjustment on the technical provision, Own Funds and SCR are shown in the table below. Aegon does not apply the transitional measure on the risk-free interest rates or the transitional measure on technical provisions – as described in Article 308c and 308d of Directive 2009/138/EC.

Impact of long term guarantees measures and transitionals

Amounts in EUR millions	Amount with Long Term Guarantee measures and transitionals	Impact of transition- als on technical provisions	Impact of volatility adjustment set to zero	Impact of matching adjustment set to zero
Technical provisions	177,582	-	244	31
Basic Own Funds1)	10,397	(0)	(171)	(23)
Eligible Own Funds to meet Solvency Capital Requirement	19,431	(0)	(171)	(23)
Solvency Capital Requirement	9,226	-	1,262	60
Group Solvency II ratio	211%
[1]	Note that Basic Own Funds shown in the table reflects the ‘Basic Own Funds after deductions’, which excludes Own Funds of OFS and D&A entities, and Non-available Own Funds.

The amounts with long-term guarantee measures in the first column reflect the Aegon technical provisions, basic and eligible Own Funds and SCR as at December 31, 2021. The impacts in the other columns show the impact of removing the long-term guarantee measures in that specific order. An increase in technical provisions or SCR and a decrease in Own Funds have a negative impact on Aegon’s solvency position.

The volatility adjustment is based on a risk-corrected spread using the standard EIOPA VA methodology. The volatility adjustment is applied on the liabilities by Aegon the Netherlands, Aegon Spain and part of the liabilities for Aegon UK. In addition, Aegon the Netherlands applies a dynamic VA model and assesses the impact of changes in spreads on assets through scenario analyses. Key rationale is that Aegon is a long-term investor (given its long dated liabilities) and that initial market value losses on assets after a spread shock will be (partially) regained over time as the assets keep paying the interest and notional. This effect is quantified in Aegon’s dynamic VA model and therefore lowers the capital requirement for spread risk. In line with regulatory requirements, NL Life determines the dynamic VA-impact on the SCR if the regulatory concept of the VA would not exist at all and without adjusting for the spread risk on the asset side. Aegon considers the dynamic VA an integral part of the modelling of spread risk.

The Own Funds benefit amounted to EUR 171 million and reflects the benefit of the volatility adjustment on the technical provision impact after taxes. The SCR benefit amounted to EUR 1,262 million and is mainly attributable to the impact of the dynamic volatility adjustment in the SCR calculation. The impacts of the volatility adjustment mainly stem from Aegon the Netherlands. Compared with 2020, the decrease of the volatility adjustment impact on SCR is caused by the decrease of the EIOPA VA over the year from 7 basis points to 3 basis points.

Aegon Solvency and Financial Condition Report Group 2021

91	Valuation for solvency purposes Other liabilities

The matching adjustment is applied by Aegon UK for separate portfolios of matched assets and liabilities that are covering annuity business. For the UK the matching adjustment per the end of 2021 only impact a legacy block of inward reinsured annuities. The benefit of the matching adjustment on the technical provision amounts to EUR 31 million. The Own Funds benefit amounted to EUR 23 million and reflects the impact after tax. The SCR benefit amounted to EUR 60 million and is mainly attributable to the impact of removing the matching adjustment on spread risk in the SCR calculation.

D.2.5 Recoverables from reinsurance contracts and special purpose vehicles

As technical provisions are reported gross of reinsurance contracts, a reinsurance asset is separately identified. Aegon’s recoverables from reinsurance contracts are net of material intra-group reinsurance transactions.

For EEA entities, Solvency II valuation of the reinsurance contracts is applied, and this is reported separately on the Solvency II balance sheet. The value of a reinsurance contract is also known as the recoverable from a reinsurance contract. Reinsurance contracts are valued using a similar methodology to the technical provisions. The reinsurance cash flows are based on the nature of the reinsurance arrangements. The value of the reinsurance is measured consistently with the assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract.

The value of the reinsurance contracts should also allow for a best estimate default provision.

For the Non-EEA entities, reinsurance is reflected in their technical provisions in accordance with local statutory requirements.

D.2.6 Material changes in assumptions made in calculations of technical provisions (for EEA entities)

Multiple changes were made to the underwriting assumptions and actuarial models in 2021. The most material were:

Aegon the Netherlands:

◆	The expense risk margin calculation was updated to perform an exact calculation of future expense risk SCR instead of using the projected best estimate liability as risk driver;
◆	A model related to the intrinsic value of interest guarantees for a specific pension product was updated;
◆	The indexation versus inflation curve assumption for a specific pension portfolio linked to Dutch industry pension funds has been brought down;
◆	Updated the methodology for longevity risk by more granular modeling driven by the conversion of the administration of defined benefit pensions to TKP;
◆

Updates to maintenance expenses including updates to the cost base and the anticipated running costs of the Pensions book after the Solvency II contract boundaries and reflecting the benefit of cost reduction initiatives;

◆	A mechanical data update has led to higher mortgage prepayment expectations.

Aegon UK:

◆	Updates to maintenance expenses including updates to the renewal cost base and project costs over the MTP period and reflecting the benefit of cost reduction initiatives.

D.3 Other liabilities

D. 3.1 Pension benefit obligations

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (10) million.

Method of valuation

Under Solvency II Aegon follows EU-IFRS (IAS 19) for valuing the employee benefits and obligations.

The pension benefit obligation is related to the defined benefit pension plans. Under IFRS, the defined benefit obligation is based on the terms and conditions of the plan applicable on the reporting date. In measuring the defined benefit obligation, the Group uses the projected unit credit method and actuarial assumptions that represent the best estimate of future experience. The benefits are discounted using an interest rate based on the market yield for high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability.

Aegon Solvency and Financial Condition Report Group 2021

92	Valuation for solvency purposes Other liabilities

Actuarial assumptions used in the measurement of the liability include the discount rate, estimated future salary increases, mortality rates and price inflation.

Plan assets are comprised of qualifying insurance policies and assets held by long-term employee benefit funds that can only be used to pay employee benefits under the plan and are not available to the Group’s creditors. They are measured at fair value and are deducted from the defined benefit obligation in determining the amount recognized on the statement of financial position.

The measurement of a net defined benefit liability or asset under EU-IFRS requires the application of an actuarial valuation method, the attribution of benefits to periods of service, and the use of actuarial assumptions. The fair value of any plan assets is deducted from the present value of the defined benefit obligation in determining the net deficit or surplus.

Reference is made to note 39 ‘Defined benefit plans’ in the Integrated Annual Report 2021 for more information on pension benefit obligations, especially the parts about Aegon the Netherlands and Aegon UK that are in scope of the pension benefit obligations under Solvency II.

Material difference in valuation between Solvency II and EU-IFRS

There are no material differences between the bases, methods and main assumptions used for valuation for solvency purposes and its valuation in the financial statements.

Technical provisions own pension scheme

For NL Life the technical provisions for the own pension scheme contract are included on the balance sheet under technical provisions. On Group level this own pension scheme is eliminated from the technical provisions and is presented as pension benefit obligations based on IAS19 valuation.

D.3.2 Deferred tax assets and liabilities

Deferred tax position

The total Deferred tax assets and Deferred tax liabilities amounted to EUR 675 million (2020: EUR 700 million) and EUR 487 million (2020: EUR 290 million) respectively, as reported in the Solvency II balance sheet in section D. Valuation for Solvency Purposes.

Balance sheet items

Amounts in EUR millions	Deferred Tax Asset at December 31, 2021	Expected reversal period 4)	Deferred Tax Liability at December 31, 2021	Expected reversal period
Investments	(2,627)	15 - 30 years	3	> 30 years
Technical provisions 1)	2,477	15 - 30 years	791	15 - 30 years
Defined benefit plans	53	> 30 years	-
Debts 2)	12	15 - 30 years	-
Losses and tax credits	687	5 - 15 years	(307)	5 - 15 years
Non-recognized DTA 3)	(121)		47
Other	194	15 - 30 years	(47)	15 - 30 years
Total	675		487
[1]	Including reinsurance recoverables and deferred acquisition costs.
[2]	Debts owed to credit institutions.
[3]	Not recognized deferred tax assets (valuation allowance) for tax losses, tax credits and deductible temporary differences (current year and previous years).
[4]	Applies to the material part of the deferred tax position.

The total non-recognized DTA amount to EUR 169 million (2020: EUR 147 million) of which EUR 164 million (2020: EUR 143 million) relates to tax losses and tax credits for which no deferred tax asset is recognized. The non-recognized DTA on timing differences amounts to EUR 4 million (2020: EUR 4 million).

The table below provides an overview, arranged by loss carry forward period, of tax losses and tax credits for which no deferred tax assets is recognized.

Aegon Solvency and Financial Condition Report Group 2021

93	Valuation for solvency purposes Other liabilities

Loss carry forward periods of not recognized DTA

Amounts in EUR millions	Gross amounts 20211)	Not recognized deferred tax assets 2021	Gross amounts 20201)	Not recognized deferred tax assets 2020
< 5 years	45	11	60	14
≥ 5 - 10 years	3	1	3	1
≥ 10 - 15 years	-	54	7	56
≥ 15 - 20 years	-	-	-	-
Indefinitely	372	99	300	72
At December 31	420	164	369	143
[1]

The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the business in the United States files in different state jurisdictions with various applicable tax rates and apportionment rules.

Not recognized DTAs for deductible timing differences

Amounts in EUR millions	Gross amounts 2021	Not recognized deferred tax assets 2021	Gross amounts 2020	Not recognized deferred tax assets 2020
Balance sheet items/deferred tax category
Investments	—	-	2	-
Others	21	4	17	3
At December 31	21	4	20	4

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (2,142) million.

Method of valuation under Solvency II

The Solvency II methodology for the calculation of deferred tax follows the provisions of International Accounting Standard (IAS) 12 Income Taxes. DTA and DTL are recognized for Solvency II purposes on the basis of the temporary differences between the carrying amounts of the assets and liabilities in the Solvency II balance sheet and the tax balance sheet value according to local tax regulations. A deferred tax asset or liability is calculated based on these temporary differences at the current corporate tax rate. Tax losses carried forward are recognized as deferred tax assets if their future benefit is probable. Solvency II does not require discounting of deferred tax assets and liabilities.

Material difference in valuation between Solvency II and EU-IFRS

There is no material difference in the methods and main assumptions used for valuation of deferred taxes.

Reclassification adjustments

After performing recoverability testing, Aegon reclassified the net negative DTL balances from liabilities to assets under Solvency II. This presentation is required to allow for appropriate tiering of the DTA in Available Own Funds. A total of EUR 499 million has been reclassified and is mainly driven by the inclusion of the US non-regulated entities.

Revaluation adjustments

The difference between the deferred tax assets and liabilities according to IFRS-EU and Solvency II is mainly driven by the valuation of relevant balance sheet elements. Where tax bases do not change, taxable and deductible revaluation adjustments are equal to the revaluation adjustments for the relevant balance sheet elements multiplied by applicable tax rates.

The total revaluation adjustments processed for deferred tax liabilities amounted to EUR 408 million.

Aegon Solvency and Financial Condition Report Group 2021

94	Valuation for solvency purposes Other liabilities

D.3.3 Derivatives

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (4,939) million.

Method of valuation under Solvency II

Derivatives are presented at fair value based on market prices when available. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets.

When market prices are not available, other valuation techniques, such as option pricing or stochastic modelling, are applied. The valuation techniques incorporate all factors that market participants would consider, and are based on observable market data to the extent possible. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices. Refer to section D.4.5 for additional detail on derivatives valued using alternative methods.

Aegon normally mitigates counterparty default risk in derivative contracts by entering into collateral agreements where practical, and into ISDA master netting agreements for each of the Groups’s legal entities to facilitate Aegon’s right to offset credit exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Material difference in valuation between Solvency II and EU-IFRS

Derivatives are financial instruments of which the value changes in response to an underlying variable, that require generally little or no net initial investment and are settled at a future date. All derivatives recognized on the statement of financial position are carried at fair value. Therefore, there are no material differences between the bases, methods, and main assumptions used for valuation for solvency purposes and its valuation in financial statements.

Reclassification adjustments

The total reclassification adjustment of EUR (2,130) million is mainly driven by Aegon the Netherlands due to:

◆	Reclassification of EUR (1,413) million from derivatives to technical provisions – life for the guarantee provision of unit-linked contracts; and
◆	Derivatives netting (movement from derivative liability to derivative asset) for an amount of EUR (668) million.

Revaluation adjustments

No material revaluation adjustments were required.

D.3.4 Debts owed to credit institutions

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR 0 million.

Method of valuation under Solvency II

With regards to the senior debt issued by Aegon N.V., the Solvency II fair value is calculated using a discounted cash flow model. The curves used to discount the cash flows are zero curves in the respective currencies. These curves are adjusted to take into account the applicable own credit standing at issuance of the senior debt (Article 14 in the Delegated Regulation prescribes that there shall be no adjustment to take account of the change in own credit standing of the insurance or reinsurance undertaking after initial recognition).

Material difference in valuation between Solvency II and EU-IFRS

Under IFRS, financial liabilities – like debt owed to credit institutions – are valued at amortized cost or fair value. If valued at fair value, then the discount rates should also include applicable own credit standing.

Liabilities measured at amortized costs under EU-IFRS need to be revaluated as part of the reconciliation. For liabilities measured at fair value under EU-IFRS, the impact of movements in Aegon’s credit spread between the issuance date and reporting date (own credit gain or loss) are reversed.

Aegon Solvency and Financial Condition Report Group 2021

95	Valuation for solvency purposes Other liabilities

Reclassification adjustments

The total reclassification adjustments amount to EUR 1,294 million and relate to the movement from financial liabilities other than debts to credit institutions to debts owed to credit institutions. These adjustments are driven by a different classification of capital funding between Solvency II and EU-IFRS and because of a number of joint ventures which – by using the equity method – presented external debt as financial liabilities other than debts owed to credit institutions when preparing their Solvency II balance sheet.

Revaluation adjustments

The total revaluation adjustments of EUR 313 million were the result of applying the fair value approach under Solvency II as compared to the amortized cost approach under EU-IFRS.

D.3.5 Financial liabilities other than debts owed to credit institutions

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (8,219) million.

Method of valuation under Solvency II

A fair value approach is prescribed under Solvency II, excluding the effect of changes in Aegon’s credit spread after initial recognition.

Material difference in valuation between Solvency II and EU-IFRS

For the differences in bases, methods and main assumptions used for valuation for solvency purposes and its valuation in Aegon’s EU-IFRS financial statements of the financial liabilities other than debts owed to credit institutions, please refer to section D.3.4 Debts owed to credit institutions.

Reclassification adjustments

Reclassification adjustments amounted to EUR (999) million. This reclassification is mainly related to the movement from financial liabilities other than debts to credit institutions to debts owed to credit institutions as described in D.3.4.

Revaluation adjustments

The revaluation adjustments of EUR (260) million reflect the impact of conversion from amortized cost valuation under EU-IFRS to fair value under Solvency II. Under the amortized cost method, financial liabilities other than debts owed to credit institutions are valued using the effective interest rate at the inception of the loan, while fair value determination should incorporate current market factors including a risk-free rate.

D.3.6 Insurance & intermediaries payables

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (1,137) million.

Method of valuation under Solvency II

A fair value approach is prescribed under Solvency II, excluding the effect of changes in Aegon’s own credit spread after initial recognition.

Material difference in valuation between Solvency II and EU-IFRS

For the differences in bases, methods and main assumptions used for valuation for solvency purposes and its valuation in Aegon’s EU-IFRS financial statements of the insurance & intermediaries payables, please refer to section D.3.4 Debts owed to credit institutions.

Reclassification adjustments

The total reclassification adjustment of EUR 1,014 million is related to the movement from the balance sheet item ‘Any other liabilities’ of the US non-regulated entities due to presentational differences between EU-IFRS and Solvency II.

Revaluation adjustments

The revaluation adjustments are not material.

Aegon Solvency and Financial Condition Report Group 2021

96	Valuation for solvency purposes Other liabilities

D.3.7 Payables (trade, not insurance)

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (6,120) million.

Method of valuation under Solvency II

A fair value approach is prescribed, excluding the effect of changes in Aegon’s own credit spread after initial recognition.

Material difference in valuation between Solvency II and EU-IFRS

For the differences in bases, methods and main assumptions used for valuation for solvency purposes and its valuation in Aegon’s EU-IFRS financial statements of the payables (trade, not insurance), please refer to section D.3.4 Debts owed to credit institutions.

Reclassification adjustments

The total reclassification adjustment of EUR 329 million is mostly related to the reclassification of ‘Any other liabilities’ to ‘Payables (trade, not insurance)’ of EUR 319 million for the US non-regulated entities, and EUR 175 million from Aegon UK in relation to Lease liabilities (IFRS16), partly offset by EUR (94) million from Aegon the Netherlands due to reclassification with Receivables (trade, not insurance), and by EUR (82) million from Aegon Assets Management due to reclassification with Cash and cash equivalents.

Revaluation adjustments

The revaluation adjustments are not material.

D.3.8 Subordinated liabilities

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR (924) million.

Method of valuation under Solvency II

A fair value approach is prescribed, excluding the effect of changes in Aegon’s own credit spread after initial recognition. On the Solvency II Balance Sheet subordinated liabilities are reported on the liabilities side under subordinated liabilities, also when it is accounted for as equity under IFRS.

Material difference in valuation between Solvency II and EU-IFRS

Subordinated liabilities – presented in subordinated borrowings and trust pass-through securities – are considered financial liabilities and valued at amortized cost or fair value. If valued at fair value, the discount rates also consider Aegon’s own credit spread.

For the differences in bases, methods and main assumptions used for valuation for solvency purposes and its valuation in Aegon’s IFRS financial statements of the subordinated liabilities, please refer to section D.3.4 Debts owed to credit institutions.

Reclassification adjustments

The reclassification adjustment of EUR 3,295 million mainly relates to the reclassification of grandfathered subordinated liabilities including: perpetual contingent convertible securities, junior perpetual capital securities and perpetual capital subordinated bonds, which are presented as Equity on Aegon’s EU-IFRS balance sheet, to ‘Subordinated liabilities’ on the Solvency II balance sheet, accompanied by accrued interest reclassified from other liabilities and Trust Pass Through Securities broke out from the line ‘Debts owed to credit institutions’.

Revaluation adjustments

The total revaluation adjustments for an amount of EUR 188 million were the result from applying the current interest rate and the fair value approach under Solvency II as compared to the amortized cost approach under EU-IFRS.

D.3.9 Any other liabilities

De-recognition of the EU-IFRS value of D&A entities and change in approach for joint ventures

The de-recognition of the EU-IFRS value of D&A entities, OFS entities and IFRS-SII presentational differences of joint ventures generates an aggregation difference of EUR 1,184 million.

Method of valuation under Solvency II

A fair value approach is prescribed, excluding the effect of changes in Aegon’s credit spread since initial recognition.

Aegon Solvency and Financial Condition Report Group 2021

97	Valuation for solvency purposes Alternative methods for valuation

Material difference in valuation between Solvency II and EU-IFRS

Financial liabilities under EU-IFRS are valued at either amortized cost or fair value. If valued at fair value, then the discount rates also include Aegon’s credit spread.

Liabilities recorded under EU-IFRS at amortized cost, need to be revaluated as part of the reconciliation. For items measured under EU-IFRS at fair value, the impact of the movement in Aegon’s credit spread between the issuance date and reporting date (own credit gain or loss) needs to be reversed.

In addition, for lease contracts, lessees in financial leases must include the assets leased on their balance sheet based on their fair values. This treatment is consistent with that of Property, Plant & Equipment that were acquired through legal ownership transfers. The presentation and measurement of operational leases does not differ between Solvency II and EU-IFRS. For more information on leasing arrangements, please refer to section A.4.2 Material leasing arrangements.

Reclassification adjustments

The total reclassification adjustment for an amount of EUR (1,485) million was mainly driven by the EUR (1,336) million reclassification performed for the US non-regulated entities to ‘Insurance and intermediaries payables’, ‘Payables (trade, not insurance)’ and accrued interest for both the United States and the Netherlands. This reclassification is required as Solvency II prescribes presentation of investment values including accrued interest. In addition, EUR (137) million is reclassified for Aegon UK mainly relates to the reclassification from ‘Payables (trade, not insurance)’ in relation to Lease liabilities (IFRS16).

Revaluation adjustments

The total revaluation adjustment is not material.

D.4 Alternative methods for valuation

This section includes information regarding assets for which alternative valuation methods are used. An overview is provided below. Sections D.4.1 until D.4.7 provide more details about the valuation method applied for specific investments.

Assets - Alternative valuation methods
Amounts in EUR millions	Scenario	Level 3	Total
Investments
(other than assets held for index-linked and unit-linked contracts)1)		20,480	40,734
Property (other than for own use)	D.4.1	2,790	2,790
Equities		8	1,520
Equities - listed		-	1,418
Equities - unlisted		8	102
Bonds		11,428	29,224
Government bonds		350	16,111
Corporate bonds	D.4.2	9,359	11,142
Structured notes		2	2
Collateralized securities	D.4.3	1,717	1,969
Collective Investments Undertakings	D.4.4	3,399	3,946
Derivatives1)	D.4.5	2,830	2,969
Deposits other than cash equivalents		23	284
Other investments		1	1
Assets held for index-linked and unit-linked contracts (section D.1.2)	D.4.6	24,413	118,888
Loans and mortgages (section D.1.3)	D.4.7	23,382	23,384
loans on policies		2	3
Loans and mortgages to individuals		23,381	23,382
[1]

Note that Investments as shown in the table (EUR 40,734 million) do not include the net asset value of participations as reported in the Solvency II balance sheet (EUR 12,762 million). In addition, there is an amount of EUR 3,569 million relating to the netting of derivatives.

Aegon Solvency and Financial Condition Report Group 2021

98	Valuation for solvency purposes Alternative methods for valuation

D.4.1 Property (other than for own use)

Valuations of Level III investments in real estate and real estate held for own use are conducted in full by independent external appraisers at least every three to five years and reviewed at least once a year by qualified internal appraisers to ensure the value correctly reflects the fair value at the reporting date. Appraisals are different for each specific local market, but are based on market guidelines such as International Valuation Standards, Uniform Standards of Professional Appraisal Practice or guidelines issued by the Investment Property Databank. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property. Discount rates used in the valuation of real estate reflect the risk embedded in the projected cash flows for the asset being valued. Capitalization rates represent the income rate for a real estate property that reflects the relationship between a single year’s net operating income expectancy and the total property price or value. For property held for own use, appraisers consider the present value of the future rental income cash flows that could be achieved had the real estate been rented to a third party.

D.4.2 Corporate bonds

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. During 2021, there were no corporate bonds that met the policy threshold to be internally modeled.

D.4.3 Collateralized securities

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is the liquidity premium which is embedded in the discount rate.

D.4.4 Collective investment undertakings

The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate. The net asset value is considered the best valuation method that approximates the fair value of the funds.

D.4.5 Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Aegon Solvency and Financial Condition Report Group 2021

99	Valuation for solvency purposes Alternative methods for valuation

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. Depending on the duration of the longevity swaps either the projected mortality development or discount rate are the most significant unobservable inputs.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

D.4.6 Assets held for indexed-linked and unit-linked contracts

Given the nature of the underlying assets, the valuation of assets held for indexed-linked and unit-linked contracts are similar to the valuation of Collective investment undertakings as described in section D.4.4. Collective investment undertakings.

D.4.7 Loans and mortgages

Mortgage loans

The valuation methodology for mortgage loans, which are relevant for Aegon The Netherlands only, includes the following procedures

◆	Projection of future cash flows of mortgages loans;
◆	Determination of the interest rate curve to use for discounting; and
◆	Net present value (NPV) calculation.

In this approach, cash flows for each mortgage loan part in Aegon’s portfolio are projected separately, based on product characteristics, mortgage rates and interest reset dates. Aegon’s methodology recognizes four mortgage cash flow profile types, being: Interest only, Annuity, Linear and Savings mortgages. Cash flows are adjusted for expected early repayments (also known as prepayments). The rate of early repayments follows from a model calibrated with historical data. Cash flows of non-performing loans are adjusted based on their estimated probability of default and loss given default.

The interest rate curve used for discounting is determined by applying a spread curve over the risk-free yield curve, which varies over the maturity of the term structure. The spread curve applicable to each mortgage loan part is dependent on the Loan to Value and remaining time until the next interest reset date.

The spread is derived from the most recent, most competitive consumer mortgage rates observed in the market, after deduction of a ‘Margin Earned’, which serves to cover the risks and expenses of originating the mortgage portfolio. The consumer rate minus the Margin Earned reflects the yield that an external investor would be able to obtain when investing in mortgage loans. The method described above for obtaining the spread is also known as a top-down approach. The prevailing consumer rate is determined as the single average of the mortgage rates offered by the top three providers in the market after filtering for representative mortgage products (not including Aegon affiliated entities), for a particular Loan to Value and duration.

For the purpose of valuation, it is assumed that each mortgage will be redeemed at the next interest reset date of that mortgage, i.e. at the date at which the mortgage provider can reset the interest rate and the mortgagee can terminate the contract without a penalty. The assumption that all mortgages will be terminated at the first interest reset date will, generally speaking, lead to some degree of underestimation of the value of a portfolio. As interest rates can be set or reset to a profitable level at the interest reset date, profits occurring after this date are not included in the valuation. This assumption is made nonetheless, as mortgagees do not have a contractual obligation to continue their mortgage after the interest reset date and can exit without a penalty.

The estimated rate of prepayment is compared annually against actual prepayment rates for verification, and the prepayment rate in the valuation is updated accordingly. Prevailing consumer rates are collected by an external party on a weekly basis. The mortgage valuation spreads are updated monthly on the basis of the latest consumer rates.

The Margin Earned, which is deducted from the consumer rate to derive the discount rate, is benchmarked against mortgage fund fees of Aegon Asset Management. The margin is verified annually on the basis of the most recent data.

The valuation of the mortgage portfolio is based on a number of factors that are not known precisely or may change over time, creating a degree of uncertainty. Main uncertainties relate to the rate of early repayments, and the dependence of the valuation on mortgage rates offered by other providers in the market.

Aegon Solvency and Financial Condition Report Group 2021

100	Valuation for solvency purposes Any other information

Loans

Fair value measurement of loans on policies, IC loans and other loans on the Solvency II balance sheet is based on amortized cost measurement on the IFRS balance sheet. The fair value of floating interest rate mortgage loans, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Fair value of private loans is based on an internal valuation model. On a monthly basis, the Dutch government curve and additional spreads are received and used as input for matrix pricing. The curves are uploaded into the system. Based on private loan characteristics and classifications, the system selects the appropriate curve and yield per security. Via the net present value (NPV) component combining yields and security cash flow the system calculates prices via interpolation where bid, mid and ask prices are populated with the same price.

D.5 Any other information

Aegon does not have any other material information regarding its valuation for solvency purposes.

Aegon Solvency and Financial Condition Report Group 2021

101	Capital management Management of capital

E. Capital management

Management of capital

The management of capital and liquidity is of vital importance for Aegon Group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

Aegon follows a number of guiding principles in terms of capital and liquidity management:

◆	Promoting strong capital adequacy in Aegon’s businesses and operating units;
◆	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
◆	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;
◆	Maintaining adequate liquidity in both the operating units and the Holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and

◆	Maintaining continued access to international capital markets on competitive terms.

Aegon believes that the combination of these guiding principles strengthens the Company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the Company, its customers and other stakeholders.

The management and monitoring of capital and liquidity is firmly embedded in Aegon’s Enterprise Risk Management (ERM) framework.

Material development throughout 2021

Solvency II key figures

Amounts in EUR millions	20211)	2020

Group Own Funds	19,431	18,582

Group SCR	9,226	9,473
Group Solvency II ratio	211%	196%
[1] The Solvency II ratios are not final until filed with the respective supervisory authority.

Aegon Group Eligible Own Funds amounted to EUR 19,431 million on December 31, 2021 (2020: EUR 18,582 million). The increase of EUR 849 million in Own Funds since December 31, 2020, was mostly driven by the positive impact from expected return on inforce business and market impacts. The positive impact was partly offset by claims experience in the Americas due to COVID-19, and the negative impact on Own Funds resulting from management actions.

Aegon’s Group PIM SCR amounted to EUR 9,226 million on December 31, 2021 (2020: EUR 9,473 million). The SCR decreased by EUR 247 million since December 31, 2020. This decrease was mainly the result from the release of required capital of in force business, partially offset by the need to setup SCR for new business, the impact from management actions - notably the reinsurance of longevity risk announced in December 2021 for NL Life - and model and assumption changes including the increased LAC-DT factor for NL Life from 45% to 65%. There were partial offsets from market impacts and a lower benefit of group diversification.

As a result of the above changes in Eligible Own Funds and PIM SCR, the Group Solvency II ratio increased by 15%-points to 211% in 2021.

Aegon Solvency and Financial Condition Report Group 2021

102	Capital management Capital adequacy of Aegon’s operating units

Capital adequacy of Aegon’s operating units

Aegon manages capital in operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to transfer funds, Aegon establishes an operating level of capital in each of the units, 150% SCR for Solvency II units and 400% Risk-Based Capital (RBC) Company Action Level (CAL) in the US. Aegon manages capital in the units to this operating level over-the-cycle.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company. In addition to an operating level, Aegon establishes a minimum dividend payment level of capital in each of the units; 135% SCR for Solvency II and 350% RBC CAL in the US. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.

When the operating unit’s capital position approaches the minimum dividend payment level, capital management tools are used to ensure that units will remain well capitalized. The frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon_s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels.

The regulatory capital requirement, actual capitalization, operating level and minimum dividend payment level for Aegon’s main operating units at December 31, 2021, are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization
US RBC ratio	100%	350%	400%	426%
NL Life Solvency II ratio	100%	135%	150%	186%
Scottish Equitable Plc (UK) Solvency II ratio	100%	135%	150%	167%

United States

In the United States, regulation of the insurance business is principally undertaken at the state level. State insurance regulators and the National Association of Insurance Commissioners (NAIC) have adopted RBC requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula, as used for calculating the solvency ratio, applies a covariance diversification offset to determine the appropriate Risk-Based Capital. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the CAL risk-based capital requirement. This is the regulatory intervention level below which a company must submit a remediation plan to its state regulators. The domiciliary state regulator has the authority to require additional capital depending on the type, volume and nature of the business being conducted. The domiciliary state regulator also has the ability to require corrective actions if a company is deemed by the commissioner to pose a Hazardous Financial Condition. The CAL is set at 200% of the Authorized Control Level (ACL), the level at which regulators are permitted to seize control of a company.

At the end of 2021, the combined risk-based capital ratio of Aegon_s life insurance subsidiaries in the United States was estimated to be 426% (2020: 432%) of the CAL risk-based capital requirement. Besides the positive impact of expected earnings from existing business in excess of new business strain, the increase was due to positive market impacts driven by higher equity markets and higher interest rates and a lump-sum buy-out program for certain variable annuities. These items were partly offset by adverse mortality experience impacted by the COVID-19, the impact of actions taken to reduce mortality risk and updates to regulatory factors that determine required capital.

Under the Solvency II requirements, the activities of Aegon Americas life insurance and reinsurance companies have been consolidated into the Aegon Group Solvency II figures through Deduction & Aggregation method using available and required capital as per the RBC regime. Aegon uses 150% of the local RBC CAL as the Solvency II SCR equivalent for including the US life insurance and reinsurance entities into the Group solvency calculation, and in addition, reducing Own Funds equal to 100% RBC Company Action Level requirement to reflect transferability restrictions. The US conversion methodology is subject to periodic review and approval by the DNB. The non-regulated US entities and the US holding companies are included in the Aegon Group Solvency II results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement calculations for these entities.

Aegon Solvency and Financial Condition Report Group 2021

103	Capital management Capital adequacy of Aegon’s operating units

Aegon Levensverzekering N.V. (NL Life)

Aegon Levensverzekering N.V. (NL Life) uses a Partial Internal Model (PIM) to calculate the solvency position under Solvency II. The calculation includes the use of the volatility adjustment (VA), but does not include the use of any transitional measures. The initial internal model of NL Life was approved on November 26, 2015, by the supervisor, the DNB, as part of the Internal Model Application Process. The Solvency II position of NL Life, on December 31, 2021, is estimated to be 186% (2020: 159%). The increase was mainly driven by narrowing of mortgage spreads, flattening of the interest rate curve, favorable real estate revaluations, the increased loss-absorbing capacity of deferred taxes (LAC-DT) and the longevity reinsurance transaction with Reinsurance Group of America (RGA). Furthermore, the operating capital generation on in-force business exceeded the remittances paid to Group. These positive items were partly offset by an unfavorable impact from more granular modeling driven by the conversion of defined benefit pensions to Aegon’s subsidiary TKP.

Scottish Equitable Plc (SE Plc)

Scottish Equitable Plc (SE Plc) uses a Partial Internal Model (PIM) to calculate the solvency position under Solvency II. The calculation includes the use of both the matching adjustment and volatility adjustment (for the with-profits fund). The initial internal model of Aegon UK was approved on December 14, 2015 by the insurance supervisor PRA as part of the Internal Model Application Process. The Solvency II position of SE Plc, on December 31, 2021, is estimated to be 167% (2020: 156%).The increase was primarily driven by a forthcoming increase in the corporate income tax rate, which led to a reduction in required capital. The operating capital generation further had a positive impact, which was offset by remittances paid to the Group.

Following the end of the Brexit transition period on December 31, 2020, UK and EU prudential regulations for insurers are distinct and UK insurers are no longer directly subject to regulation under the EU’s Solvency II. Aegon’s UK insurance subsidiaries have therefore been included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model. The divergence between EU SII and UK SII per December 31, 2021 is immaterial.

Improving risk-return profile

Aegon continues to take measures to improve its risk-return profile. In 2021, several actions were taken to strengthen the capital position and reduce the volatility of the local capital positions.

The Dutch life business reinsured an additional part of its longevity exposure with Reinsurance Group of America, Incorporated (RGA). The reinsurance agreement provides protection against the longevity risk associated with EUR 7 billion of pension liabilities. This transaction improves the risk profile of the Dutch Life business and releases capital at attractive terms.

In 2020, Aegon initiated a program to materially reduce economic interest rate risk in the US. Per the end of 2021, Aegon had almost fully executed its interest rate management plan, mainly by lengthening the duration of its asset portfolio and expanding its forward starting swap program. Furthermore, Aegon has taken actions to improve its risk-return profile by further hedging the legacy variable annuities block in the US and reducing its economic exposure to equity markets and interest rates through a lump-sum buy-out program, which allows Aegon to more actively consider a broad range of options for this block of business. As a result of these actions, the targeted interest rate risk exposure has reduced by approximately 70% since inception of the program.

To reduce the risk of volatility in mortality claims on its statutory capital position in the US, Aegon entered into an agreement with Wilton Re in December 2021 to reinsure a portfolio of universal life secondary guarantee policies with approximately USD 1.4 billion of statutory reserves.

Aegon has an active global reinsurance program designed to optimize the risk-return profile of other insurance risks. In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not create value for all stakeholders including policyholders and shareholders.

Aegon Solvency and Financial Condition Report Group 2021

104	Capital management Cash Capital at Holding and liquidity management

Cash Capital at Holding and liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Liquidity is managed both centrally and at the operating unit level and is coordinated centrally at Aegon N.V

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay remittances to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations, to maintain sufficient flexibility to provide capital and liquidity support to Aegon’s operating units, and to provide stability in external dividends, the Company manages Cash Capital at Holding, including Aegon’s centrally managed (unregulated) holding companies, to an operating range of EUR 0.5 to EUR 1.5 billion.

The main sources of liquidity in Cash Capital at Holding are remittances from operating units and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses. Aegon uses the cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the Company’s strategy to strengthen the balance sheet through deleveraging, to make capital injections into units as required, to make acquisitions, to fund dividends on its shares, and to return capital to shareholders if possible, all subject to maintaining targeted Cash Capital at Holding. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.

When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating units are subject to local insurance regulations that could restrict remittances to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

On December 31, 2021, Aegon held a balance of EUR 1.3 billion in Cash Capital at Holding, compared to EUR 1.1 billion on December 31, 2020.

In 2021, EUR 1,010 million gross remittances were received, mainly from Aegon Americas (EUR 434 million), Aegon UK (EUR 203 million) and Aegon the Netherlands (EUR 135 million). Together with EUR 281 million of Holding funding and operating expenses, this resulted in a EUR 729 million free cash flow. Next to the free cash flow, EUR 67 million proceeds from divestitures were received, mainly from the sale of Transamerica Venture Fund. These cash flows were used for capital injections of EUR 125 million, mainly related to investments in Aegon Asset Management and strengthening of the capital positions of our businesses in Brazil and India. Furthermore, payments related to the 2020 final dividend and the 2021 interim dividend and the corresponding share buybacks amounted to EUR 288 million and Aegon redeemed a USD 250 million (EUR 212 million) grandfathered restricted tier 1 capital instrument.

Liquidity management

The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands under extreme conditions. Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

Aegon maintains a liquidity policy that requires all business units to project and assess their sources and uses of liquidity over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company, and that liquidity stress management plans are in place.

Aegon’s operating units are primarily engaged in the life insurance and pensions business, which is a long-term activity with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits.

Aegon Solvency and Financial Condition Report Group 2021

105	Capital management Leverage

Leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective and efficient use of capital. In managing the use leverage throughout the Group, Aegon has implemented a Leverage Use Framework that is part of Aegon’s broader Enterprise Risk Management framework.

Financial leverage

Aegon defines gross financial leverage as debt or debt-like funding issued for general coroporate purposes and for capitalizing Aegon’s business units. Gross financial leverage includes hybrid instruments, subordinated and senior debt. Aegon aims to reduce its gross financial leverage to the range of EUR 5.0 – 5.5 billion by 2023. This reduction of leverage will strengthen the balance sheet, reduce Aegon’s risk profile and make Aegon more resilient.

The following are metrics that Aegon assesses in managing leverage:

◆	Gross financial leverage ratio;
◆	Fixed charge coverage;
◆	Various rating agency leverage metrics; and
◆	Other metrics, including gross financial leverage divided by operating capital generation.

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon’s total capitalization consists of the following components:

◆	Shareholders’ equity, excluding revaluation reserves and cash flow hedge reserves, based on IFRS as adopted by the EU;
◆	Non-controlling interests and Long Term Incentive Plans not yet vested; and
◆	Gross (or total) financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of operating result and interest expenses on financial leverage divded by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Capital quality

Total Own Funds are comprised of Unrestricted Tier 1, Restricted Tier 1, Tier 2 and Tier 3 capital. Under the Solvency II regime, a distinction between Available and Eligible Own Funds is made, which are both split into the tiers as shown in the table below:

Tier 1	Tier 2	Tier 3

Unrestricted Tier 1 ∎ Equity (Share capital and share premium). ∎ Reconciliation Reserve. Restricted Tier 1 ∎ Perpetual subordinated capital instruments with loss absorption.	∎ Dated or perpetual subordinated capital instruments. ∎ With an original maturity of at least 10 years. ∎ Limited loss absorption. ∎ With suspension of payments and deferral of interest.

∎  Dated or perpetual subordinated capital instruments.

∎  With an original maturity of at least 5 years.

∎  Limited loss absorption.

∎  With suspension of payments and deferral of  interest.

∎  Net deferred tax assets.

In addition to the general features shown in the table, Solvency II has set detailed requirements on the admissibility of restricted Tier 1 and Tier 2 capital instruments. Part of Aegon’s capital instruments do not meet all of the Solvency II requirements but have been grandfathered as eligible capital for 10 years, as of January 1, 2016. Reference is made to section E.6 for more information on the recently announced tender offer for subordinated notes. The components of Aegon’s capital are described below:

Aegon Solvency and Financial Condition Report Group 2021

106	Capital management Capital quality

Unrestricted Tier 1 Own Funds

Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium and the reconciliation reserve.

The reconciliation reserve includes deductions to account for foreseeable dividends (in relation to the realized period) that have been approved by the Executive Board and Supervisory Board but that have yet to be distributed to Aegon’s shareholders. When the decision is after balance sheet date and before publication date Aegon accounts for a foreseeable dividend for group solvency purposes at the balance sheet date. Dividends that are approved after the balance sheet date and relate to the new period/year, are not reflected as foreseeable dividends at the reporting date.

In addition, the reconciliation reserve includes restrictions related to Aegon’s with-profits fund in the UK for which the excess of Own Funds over its capital requirement is ring-fenced for the policyholder, and therefore unavailable to Aegon’s shareholders.

Restricted Tier 1 Own Funds

Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities (2021: EUR 1,390 million), perpetual cumulative subordinated bonds (2021: EUR 459 million), and perpetual contingent convertible securities (2021: EUR 515 million). Both junior perpetual capital securities and perpetual cumulative subordinated bonds are grandfathered. Perpetual contingent convertible securities are Solvency II compliant liabilities which were issued in 2019. Restricted Tier 1 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

During 2021 Aegon exercised the right to redeem the USD 250 million floating rate perpetual capital securities with a minimum coupon of 4% issued in 2005 (grandfathered Restricted Tier 1). After the redemption Aegon has reduced its gross financial leverage.

	Issue date	Possible date of next call
Junior perpetual capital securities
USD 250 million	November 23, 2005	Called September 15, 2021
USD 500 million	July 15, 2004-October 15, 2004	July 15, 2022, and quarterly thereafter
EUR 950 million	July 15, 2004-October 15, 2004	July 15, 2022, and quarterly thereafter

The junior perpetual capital securities have subordination provisions, rank junior to all other liabilities and senior to shareholders only. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified in the table below, or on any coupon payment date thereafter.

	Issue date	Possible date of next call
Perpetual contingent convertible securities
EUR 500 million	April 4, 2019	Between April 15, 2029 and October 15, 2029 and every 5 yearly coupon reset date thereafter

The perpetual contingent convertible securities have the same ranking as dated subordinated debt. In addition, the conditions of the bonds contain provisions for conversion to equity. The call date of the perpetual contingent convertible securities is shown in the table above.

	Issue date	Possible date of next call
Perpetual cumulative subordinated bonds
EUR 136 million	October 14, 1996	October 14, 2028 and every 10 year thereafter
EUR 203 million	March 4, 1996	March 4, 2031 and every 10 year thereafter
EUR 114 million	June 8, 1995	June 8, 2025 and every 10 year thereafter

The perpetual cumulative subordinated bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral. Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at part for the first time on the coupon date in the year of next call.

Aegon Solvency and Financial Condition Report Group 2021

107	Capital management Capital quality

Tier 2 Own Funds

	Issue date	Possible date of next call

Fixed floating subordinated notes
EUR 700 million	April 25, 2014	April 25, 2024 and hereafter quarterly on interest payment date
USD 800 million	April 11, 2018	April 11, 2028 and on every coupon date thereafter

Fixed subordinated notes
USD 925 million1)	October 22, 2019	December 15, 2024, and quarterly thereafter

[1]	Issued by a subsidiary of, and guaranteed by Aegon N.V.

Aegon’s Tier 2 capital consists of the subordinated notes issued by Aegon Funding Company LLC (AFC), the Solvency II compliant subordinated liabilities and grandfathered subordinated notes. On April 25, 2014, Aegon issued EUR 700 million of fixed-floating subordinated notes, first callable on April 25, 2024, and each quarter thereafter and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter. These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. These fixed-floating subordinated notes are grandfathered.

On April 11, 2018, Aegon has issued USD 800 million of Solvency II eligible Tier 2 subordinated debt securities, first callable on April 11, 2028, and maturing on April 11, 2048. The coupon is fixed at 5.5% until the first call date and floating thereafter. The securities are rated BBB, Baa1 and BBB- by S&P Global, Moody’s and Fitch, respectively and are Tier 2 compliant under Solvency II.

On October 22, 2019, Aegon has issued USD 925 million Tier 2 subordinated notes with a fixed coupon of 5.1%. Net proceeds from this issuance are used for general corporate purposes. The notes are issued by Aegon Funding Company LLC (AFC) and are guaranteed on a subordinated basis by Aegon N.V. The first call date is on December 15, 2024, and the maturity date is on December 15, 2049. The notes are rated BBB and Baa1 by S&P Global and Moody’s, respectively, and have been structured to be Tier 2 compliant under Solvency II.

For more information on Aegon’s capital securities, reference is made to the debt programs or review of the Securities Note 2021 and the US Shelf Registration 2021.

Tier 3 Own Funds

Aegon’s Tier 3 capital under the Solvency II framework consists of Aegon’s deferred tax asset position under Solvency II, as disclosed in D.3.2 above.

Overview of Aegon Group Capital Quality

The capitalization of Aegon Group per December 31, 2021, is shown below:

Aegon Solvency and Financial Condition Report Group 2021

108	Capital management Globally systemically important insurer (G-SII) designation

Globally systemically important insurer (G-SII) designation

In 2015, Aegon was designated by the Financial Stability Board (FSB) as a Global Systemically important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). In 2019, in recognition of the fact that the Holistic Framework (see below) provides an enhanced approach to assessing and mitigating systemic risk in the global insurance sector, the FSB decided to suspend the identification of G-SIIs. In November 2022, the FSB is expected to review the need to either discontinue or re-establish an annual identification of G-SIIs.

Due to its G-SII status, Aegon was subject to an additional layer of direct supervision at the group level. In accordance with these requirements, Aegon submitted a liquidity risk management plan, a systemic risk management plan, and an ex-ante recovery plan to DNB and to the crisis management group (CMG) that was established. These requirements, which are included in the Holistic Framework, continue in practice. Aegon continues to update these plans on an annual basis. In addition, the Aegon Group’s Resolution Authority (the Dutch Central Bank) is responsible for the development of Aegon’s resolution plan.

In November 2019, the IAIS adopted the Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. Some of the provisions of the Holistic Framework are included in the IAIS Insurance Core Principles (that apply to all insurers), while others are included in ComFrame (the Common Framework for the Supervision of Internationally Active Insurance Groups, or IAIGs).

The Holistic Framework consists of an enhanced set of supervisory policy measures and powers of intervention, an annual IAIS global monitoring exercise, and an assessment of consistent implementation of supervisory measures. ComFrame establishes supervisory standards and guidance focusing on the effective Group-wide supervision of IAIGs. ComFrame is a comprehensive and outcome-focused framework that provides supervisory minimum requirements tailored to the international activities and sizes of IAIGs. ComFrame builds on the Insurance Core Principles that are applicable to the supervision of all insurers. The provisions of both ComFrame and the Insurance Core Principles must be implemented in local legislation in order to have a binding effect.

Regardless of what happens to the G-SII regime or Aegon’s G-SII designation, Aegon would still be subject to ComFrame and ICS, to the extent these would be implemented in local legislation. In Europe, the relevant international standards are expected to be implemented in the Solvency II Framework through the Solvency II Review. The European Commission’s proposal to amend the Solvency II Directive includes a number of macro-prudential tools. The legislative proposal to introduce a European Insurance Recovery & Resolution Directive (IRRD), which is discussed briefly below, is expected to include IAIGs based in the European Union.

E. 1 Own Funds

E. 1.1 Aggregation methods

For the purpose of determining Aegon’s Group Solvency position, the solvency position of each related entity belonging to Aegon Group is calculated on a legal entity level. For each legal entity, the aggregation method is based on its nature and characteristics.

The illustration below provides an overview of the aggregation methods applied by Aegon to calculate Aegon’s Group Solvency II ratio.

Aggregation methods

Aegon Solvency and Financial Condition Report Group 2021

109	Capital management Own Funds

Aegon calculates its Group Solvency II ratio using the combination of two methods:

1.	Accounting Consolidation (AC) or Method 1; and
2.	Deduction and Aggregation (D&A) or Method 2.

Both methods are permitted under the Solvency II regime, either exclusively or in combination with each other. Method 1 is the default method for calculating Aegon Group’s Solvency II ratio and method 2 is used in specific cases.

The entities aggregated by using the AC method are referred to as ‘AC entities’. Aegon includes Solvency II entities, Other Financial Sector (OFS) entities and Other entities in Aegon’s Group Solvency II ratio calculation by applying the AC method. ‘Solvency II entities’ consist of European Economic Area (EEA) (re)insurance entities as well as ancillary service undertakings, mixed financial holding entities and insurance holding entities. The EEA insurance entities of Aegon are domiciled in the Netherlands, Spain, Portugal, Hungary, Poland. Aegon’s UK insurance subsidiaries continue to be included as ‘AC entities’.

Following the end of the Brexit transition period on 31 December 2020, UK and EU prudential regulations for insurers are distinct and UK insurers are no longer directly subject to regulation under the EU’s Solvency II. Aegon’s UK insurance subsidiaries have been included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model. The divergence between EU SII and UK SII per December 31, 2021 is immaterial.

Aegon aggregates Non-EEA (re)insurance entities, also referred to as ‘D&A entities’ on a D&A basis. The aggregation of D&A entities is performed at the level of the top regulated entity. The value and the required capital of these entities is based on local solvency requirements where those insurance entities are domiciled in third countries deemed to be equivalent or provisionally equivalent. The US life insurance entities, as listed in section A.1.5 List of material undertakings, are the most material entities for which D&A is applied. Aegon also includes certain (re)insurance entities domiciled in non-equivalent third countries through the D&A method on a Solvency II basis. Please refer to column C0260 in QRT S.32.01 - Undertakings in scope of the group, for a full list of the aggregation methods applied for each related undertaking (reported as an appendix to the 2021 SFCR of Aegon Group).

Aegon applies a method, consistent with the EIOPA opinion (EIOPA-BoS-16-008) published on January 27, 2016, to allocate centrally issued subordinated debt between the AC and D&A parts of the group.

Aegon Group’s Own Funds are calculated net of material intra-group transactions.

Accounting Consolidation Method

The following applies in regard to the consolidation of Own Funds and solvency capital requirement based on the AC method:

◆	Aggregation of Solvency II entities:

◆	The assets and liabilities of all entities for which full consolidation applies are consolidated on a line-by-line basis into Aegon’s Group balance sheet. The majority of Aegon’s European legal entities are reported in this category. The most significant legal entities are domiciled in the Netherlands and the United Kingdom. Joint ventures are proportionally included based on Aegon’s share of ownership. The calculation of the related capital requirement can be either on a Solvency II Partial Internal Model (PIM) basis or on a standard formula basis (please see section E.4 for more details on the difference between standard formula and Aegon’s partial internal model used);

◆	The benefit of diversification of capital requirements between these entities is included in this aggregation.

◆	Aggregation of non-controlling entities, Other Financial Sector entities, and Other entities:

◆	For non-controlling entities, the proportional value of the participation is included in the consolidated data. This value is calculated in accordance with the adjusted equity method;

◆	For Other Financial Sector entities (for example Asset Management), the proportional share of Own Funds and capital requirements according to relevant sectorial rules is included into the Group Solvency calculation; and

◆	For Other entities, the value of participations is included in the consolidated data. Preferably the market value is used, but alternatively the adjusted equity method can be used;

◆	The benefit of diversification of capital requirements between these entities is not included in this aggregation.

Deduction and Aggregation method

For consolidation of Own Funds and solvency capital requirement using the D&A method (method 2), the proportional share of Own Funds according to local regulatory rules is included in the Group Own Funds (the US life insurance entities, Bermuda, and Brazil). Diversification of capital requirements is not allowed between Accounting Consolidation and Deduction & Aggregation methods.

Aegon Solvency and Financial Condition Report Group 2021

110	Capital management Own Funds

E.1.2 Tiering of Own Funds

Under the Solvency II regime, restrictions apply to the eligibility of Restricted Tier 1 Own Funds, Tier 2 Own Funds and Tier 3 Own Funds. Restricted Tier 1 Own Funds may not exceed 20% of total Tier 1 Own Funds and Tier 2 Own Funds cannot exceed 50% of the SCR. In addition, the total of Tier 2 Own Funds and Tier 3 Own Funds may not exceed 50% of the SCR, while the eligibility of Tier 3 Own Funds is limited to 15% of the SCR.

The tiering of Aegon Group’s 2021 Own Funds, compared with 2020 is shown below:

Solvency II Group Own Funds	2021			2020
Amounts in EUR millions	Available Own Funds	Eligible Own Funds	Eligible Own Funds to meet minimum consolidated Group SCR	Available Own Funds	Eligible Own Funds	Eligible Own Funds to meet minimum consolidated Group SCR
Unrestricted Tier 1	14,044	14,044	6,979	12,971	12,971	6,016
Restricted Tier 1	2,364	2,364	1,377	2,571	2,571	1,408
Tier 2 Own Funds	2,348	2,348	461	2,340	2,340	465
Tier 3 Own Funds	675	675	-	700	700	-
Total Own Funds	19,431	19,431	8,816	18,582	18,582	7,888

Aegon has historically applied a centralized funding structure and no Own Funds items have been issued by solo entities. Grandfathered Restricted Tier 1 and Restricted Tier 2 capital instruments were issued from the top holding company of the Group, Aegon N.V., or an ancillary services undertaking, Aegon Funding Company LLC. The proceeds were invested as Unrestricted Tier 1 Own Funds in the insurance operations or held as cash capital in the holding.

The allocation of Aegon Group’s subordinate debt is based on an Available Own Funds basis within AC and D&A.

Aegon’s tiering methodology is as follows:

Step 1: Calculate the total Available Own Funds of the Aegon Americas regulated entities, aggregated and using US NAIC regulations (RBC) and taking into account articles 331 through 334 of the Solvency II Delegated Regulation.

Step 2: The resulting Available Own Funds are reduced by an amount equal to 100% RBC CAL to reflect transferability limitations. This reduction (haircut) is first applied to the DTAs of the US regulated entities. If the remaining amount of DTAs after application of this haircut exceeds 100% RBC CAL, the remainder stays part of Eligible Group Own Funds as Tier 3 Own Funds. If the amount of DTAs of the US regulated entities is lower than 100% RBC CAL, the difference between the DTAs and the 100% RBC CAL is deducted from the unrestricted Tier 1 capital of the US regulated entities.

Step 3: The equivalent capital requirement for the US regulated entities in the Solvency II Group SCR calculation is set at 150% RBC CAL.

Step 4: Restricted Tier 1 and Tier 2 debt is allocated on the share of Available Own Funds of the AC and D&A entities (excluding the OFS category). These Available Own Funds are calculated after steps 1 and 2 above, applying the 100% RBC CAL haircut at the US regulated entities.

Tiering restrictions are calculated separately for the part of Aegon Group covered by AC and D&A methods. The total restriction for Aegon Group is the sum of both AC and D&A restrictions. For the part of Aegon Group covered by the AC method, tiering limits are based on the allocated Restricted Tier 1 and Tier 2 and the SCR of the consolidated AC entities. For the part of Aegon Group covered by the D&A method, the tiering limits are based on the allocated Own Funds from step 4 and the SCR of the consolidated D&A entities.

On December 31, 2021, Tier 1 capital amounted to EUR 16,408 million, which includes EUR 2,364 million restricted Tier 1 capital. Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities (2021: EUR 1,390 million), perpetual cumulative subordinated bonds (2021: EUR 459 million), and perpetual contingent convertible security (2021: EUR 515 million). Both junior perpetual capital securities and perpetual cumulative subordinated bonds are grandfathered. Perpetual contingent convertible securities are Solvency II compliant liabilities which were issued in 2019. Restricted Tier 1 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

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111	Capital management Own Funds

On December 31, 2021, Tier 2 capital amounted to EUR 2,348 million. This consists of the subordinated notes issued by Aegon Funding Company LLC (AFC) in 2019 (2021: EUR 832 million), the Solvency II compliant subordinated liabilities that were issued during 2018 (2021: EUR 767 million), and grandfathered subordinated notes (2021: EUR 750 million). Tier 2 capital is subject to eligibility restrictions to qualify as Eligible Own Funds

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered such that they are considered as capital under the Solvency II framework for up to 10 years as from January 1, 2016. For the terms and conditions of these grandfathered instruments refer to note 31 and note 32 to the Integrated Annual Report 2021.

Tier 3 Own Funds as of December 31, 2021 is comprised of deferred tax assets balances related to Solvency II entities.

The composition of the Solvency II deferred tax balance consists of deferred tax assets for deductible timing differences, unused tax losses and credits which are set off against deferred tax liabilities for taxable timing differences. IFRS accounting standard IAS 12 (Taxes) provides requirements for the recognition of deferred tax assets and liabilities. Under IAS 12, the individual company DTAs and deferred tax liabilities (DTL) in each applicable taxing jurisdiction and tax return group are consolidated by category, resulting in an aggregate net DTA or DTL for each category. This means that in case of consolidated tax filing, the deferred tax position is based on an entire Group. Under IAS 12, DTAs arising from deductible temporary differences, unused tax credits and losses shall be recognized to the extent it is probable (i.e., a more than 50% likelihood) that taxable profit will be available against which the deduction represented by the DTA can be utilized. From the net deferred tax asset in the Solvency II balance sheet of EUR 675 million, EUR 499 million is supported by the reversal of the deferred tax liabilities. The remainder is supported by estimated probable future taxable profits. For the assessment of the probability of future taxable profits, the first and most objective sources of future taxable profits are taxable temporary differences and loss carryback capacity. Other sources of taxable profits under IAS 12 are 1) projected income and 2) tax planning opportunities. However, when sufficient taxable temporary differences are available to recognize DTAs, it is not necessary to assess these other sources of income. The temporary difference amounts are determined by comparing the carrying value of assets and liabilities to their tax base. The majority of the taxable and deductible temporary differences result from the investment assets, acquisition costs and reserve liabilities held to support the insurance operations of the Group and therefore have similar reversal time horizons. In general, deferred tax assets are most sensitive to equity and interest market risks with nominal sensitivity to credit spread, credit default, and longevity risks.

E.1.3 Composition of Eligible Own Funds

Solvency II defines several measurements of Own Funds. The broadest measure is called ‘Basic Own Funds’. Certain Own Fund items are not considered available capital under Solvency II and deducting such items from Basic Own Funds gives what is referred to as ‘Available Own Funds’.

The tiering restrictions described in section E.1.2 Tiering of Own Funds can further limit the use of Own Funds in the Group Solvency II ratios, resulting in what is referred to as ‘Eligible Own Funds’.

The split of Eligible Own Funds into the Own Funds of AC entities, D&A entities and Other Financial Sector entities is included in the table below.

Composition of Eligible Own Funds by aggregation method

Amounts in EUR millions	Eligible Own Funds 2021	% of total Group Eligible Own Funds 2021	Eligible Own Funds 2020	% of total Group Eligible Own Funds 2020
Accounting Consolidation (AC) entities, excluding OFS	10,397	54%	9,404	51%
Deduction & Aggregation (D&A) entitie	7,461	38%	7,771	42%
Other Financial Sector (OFS) entities	1,573	8%	1,406	8%
Total	19,431	100%	18,582	100%

Most of Aegon’s Eligible Own Funds are held by AC entities which is mainly related to the Own Funds of Aegon the Netherlands and Aegon UK. The majority of the Eligible Own Funds of D&A entities consist of the US Life insurance business.

The Other Financial Sector (OFS) entities consist mainly of NL mortgage business, Aegon Asset Management, and Aegon Bank. It also consists of non-regulated entities carrying out financial activities – mainly pension fund management activities in Poland, Romania and Hungary.

Aegon Solvency and Financial Condition Report Group 2021

112	Capital management Own Funds

The table below shows the Solvency II Own Funds per Tier for Aegon Group as of December 31, 2021:

Solvency II Group Own Funds as at December 31, 2021

Amounts in EUR million	Tiers Total	Tier 1 unrestricted	Tier 1 restricted	Tier 2	Tier 3
Basic Own Funds
Ordinary share capital	321	321	-	-	-
Share premium account	7,033	7,033	-	-	-
Reconciliation reserve	6,784	6,784	-	-	-
Amount equal to the value of net deferred tax assets	675	-	-	-	675
Subordinated liabilities	4,712	-	2,364	2,348	-
Total basic Own Funds before adjustments	19,525	14,138	2,364	2,348	675

-/- Non-available Own Funds	93	93	-	-	-
-/- Deductions deducted according to art 228 of the Directive 2009/138/EC	-	-	-	-	-
Available Own Funds	19,431	14,044	2,364	2,348	675
of which:’
- AC entities excluding OFS	10,397	6,979	1,377	1,367	675
- D&A entities	7,461	5,493	988	981	-
- Other Financial Sector entities	1,573	1,573	-	-	-
Eligible Own Funds to Group SCR	19,431	14,044	2,364	2,348	675
Eligible Own Funds to meet minimum consolidated Group SCR	8,816	6,979	1,377	461	-
Consolidated Group SCR	9,226
Minimum consolidated Group SCR	2,304
Solvency II ratio	211%
Group MCR ratio	383%

In the remainder of this section, the Own Funds items as of year-end 2021 are discussed in more detail.

Basic Own Funds

Ordinary share capital

Ordinary share capital (gross of own shares) consists of 2,106 million common shares and 569 million common shares B. Both share classes have a par value of EUR 0.12 per share.

Share premium account

Share premium account related to ordinary share capital is comprised of common shares for an amount of EUR 5,380 million, and common shares B for an amount of EUR 1,653 million.

Reconciliation reserve

The reconciliation reserve reflects Aegon’s free reserve net of adjustments. The reconciliation reserve is calculated as follows:

Amounts in EUR million	2021	2020
Excess of Assets over Liabilities	15,504	14,274
Own shares (held directly and indirectly)	(269)	(175)
Foreseeable dividends, distributions and charges	(234)	(124)
Other Basic Own Funds items	(8,028)	(8,180)
Adjustment for restricted Own Funds items in respect of matching adjustment portfolios and ring fence funds	(149)	(195)
Other non-available Own Funds	(40)	(1)
Reconciliation reserve	6,784	5,600

The matching adjustment portfolios and ring-fenced restriction for an amount of EUR 149 million (2020: EUR 195 million) is related to the UK With-Profit Sub-Fund (WPSF) of Scottish Equitable plc. The surplus is restricted as these funds are not available to the Company but are a benefit for the policyholders.

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113	Capital management Own Funds

The total excess of assets over liabilities within ring-fenced funds and matching adjustment portfolios are EUR 572 million (2020: EUR 663 million). The split is as follows:

◆	Aegon UK’s With-profit sub-funds: EUR 233 million (2020: EUR 323 million);
◆	Aegon UK’s matching adjustment portfolio: EUR 339 million (2020: EUR 340 million).

To manage its risk exposure, Aegon has risk policies in place. Many of these policies are Group-wide while others are specific to the unique situation of local businesses. For ALM specifically, the Enterprise Risk Management (ERM) framework includes several risk policies that govern ALM strategies, such as the Investment and Counterparty Risk Policy (ICRP). The ICRP governs the management of investment risks associated with credit, equity, property, alternative asset classes, interest rate and currency risk in addition to option markets, implied volatility risk, interest rate options and swaptions. As well as product-level ALM programs, subsidiary businesses are required by the ICRP to maintain overarching entity-level ALM strategies that set the direction and limits for the aggregated product level programs. Significant or complex ALM strategies are approved at group level, and all programs are subject to Group Risk oversight.

Together with the ICRP, which guides ALM strategy, several other ERM policies govern concentration risk, liquidity risk, use of derivatives and securities lending and repos. As Aegon uses derivatives extensively, collateral calls can be significant depending on market circumstances. Liquidity is managed at legal entity level in the first instance with central coordination by Aegon NV. The large US and Dutch units may use external market solutions to match projected liquidity requirements with funding.

Next to guidance, the Group level policies also provide limits to the Group’s exposure to major risks such as equity, interest rates, credit, and currency. The risk indicator levels in these policies in aggregate remain within the Group’s overall tolerance for risk and the Group’s financial resources. Operating within this policy framework, Aegon employs risk management programs including ALM processes and models and hedging programs (which are largely conducted via the use of financial derivative instruments). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of the Group’s overall risk strategy

As part of its risk management programs, Aegon takes inventory of its current risk position across risk categories. Aegon also measures the sensitivity of net income and shareholders’ equity under both deterministic and stochastic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

Amount equal to the value of net deferred tax assets

The amount of EUR 675 million (2020: EUR 700 million) is mainly related to Aegon’s Accounting Consolidation entities in the United States and Aegon the Netherlands. The movement compared to 2020 is mainly driven by higher DTL from Aegon the Netherlands.

Subordinated liabilities

The total amount of subordinated liabilities consist of Solvency II compliant subordinated liabilities that were issued by Aegon Funding Company LLC (AFC) during 2019 - included in Tier 2 Own Funds; inaugural perpetual contingent convertible securities issued in 2019 - included in Tier 1 Own Funds; subordinated liabilities which were issued in 2018 and classified as Solvency II compliant capital - included in Tier 2 Own Funds; junior perpetual capital securities – included in Tier 1 Own Funds; perpetual capital subordinated bonds – included in Tier 1 Own Funds; and fixed-floating subordinated notes - included in Tier 2 Own Funds.

The following Basic Own Funds items do not meet the criteria to be classified as Available Own Funds:

Ancillary Own Funds

The year-end 2021 Solvency II position of Aegon Group did not include any ancillary Own Funds as defined in Article 89(1) of Directive 2009/138/EC).

Available Own Funds

Assessment of the fungibility and transferability restrictions

Aegon annually performs an assessment of the fungibility and transferability restrictions that may apply to both (re)insurance entities and holding companies. As such, the assessment is conducted on a legal entity level, and subsequently on the level of the holding company as well. During the year, Aegon monitors certain information and/or events that could materially impact the restrictions on a group level. Following these developments, the Company has the option of updating the restrictions for relevant entities on a quarterly basis, in addition to the regular annual review.

Aegon Solvency and Financial Condition Report Group 2021

114	Capital management Own Funds

The amount of EUR 93 million (2020: EUR 108 million) of non-available Own Funds is related to the restricted charitable trust assets in the US non-regulated entities.

Eligible Own Funds

The following restrictions are applied to Available Own Funds to determine the Eligible Own Funds:

The eligibility of the restricted Tier 1 Own Funds may not exceed 20% of total Tier 1 Own Funds. In addition, the total of Tier 2 Own Funds and Tier 3 Own Funds may not exceed 50% of the SCR, while the eligibility of Tier 3 Own Funds is limited to 15% of the SCR.

The amount of Eligible Own Funds to the Aegon Group SCR was EUR 19,431 million leading to Group Solvency II ratio of 211% at year-end 2021 (2020: EUR 18,582 million; 196%).

Eligible Own Funds to meet minimum consolidated Group SCR

The minimum consolidated Aegon Group SCR consists of the simple sum of MCRs of the participating insurance or reinsurance undertaking and the proportional shares of MCRs of related insurance and reinsurance undertakings. This amounted to EUR 2,304 million at year-end 2021 (2020: EUR 2,326 million).

The total Eligible Own Funds to meet the minimum consolidated Aegon Group SCR amounted to EUR 8,816 million at year-end 2021. This amount relates exclusively to the undertakings accounted for using method 1 but excluding the Tier 3 Own Funds (EUR 675 million) thereto related, and Tier 2 Own Funds is capped at maximum 20% of minimum consolidated Group SCR.

Material developments Own Funds throughout 2021

Aegon Group Own Funds amounted to EUR 19,431 million on December 31, 2021 (2020: EUR 18,582). The increase of EUR 849 million in Own Funds since December 31, 2020, was mostly driven by the positive impact from expected return on inforce business and market impacts. The positive impact was partly offset by claims experience in the Americas due to COVID-19, and the negative impact on Own Funds resulting from management actions.

E.1.4 Difference between Solvency II Own Funds and EU-IFRS shareholders’ equity

Reconciliation shareholders’ equity - Own Funds
Amounts in EUR million	2021	2020
IFRS Shareholders’ equity	24,282	22,815
IFRS adjustments for other equity instruments and non-controlling interest	2,559	2,644
IFRS Group equity	26,841	25,459
Differences in aggregation related to D&A entities	(7,331)	(6,942)
Differences in recognition basis (e.g. DPAC and Goodwill)	(2,263)	(1,989)
Valuation difference between IFRS and Solvency II	3,197	2,878
Reclassification of subordinated debt	(3,168)	(3,366)
Solvency II revaluations and reclassifications	(9,564)	(9,418)
Transferibility restrictions1)	(1,772)	(1,766)
Excess of Assets over Liabilities	15,504	14,274
Adjustments for restricted Own Funds (Ring-fenced funds)	(189)	(196)
Subordinated liabilities in Own Funds	4,712	4,911
Foreseeable dividends	(234)	(124)
Treasury shares	(269)	(175)
Availability adjustments	4,020	4,416
Non-available Own Funds related to charitable trusts	(93)	(108)
Fungibility adjustments	(93)	(108)
Available Own Funds	19,431	18,582
[1]	This includes the transferability restriction related to the RBC CAL conversion method in 2020 and 2021.

The Solvency II revaluations and reclassification of EUR 9,564 million negative (2020: EUR 9,418 million negative) stem from the difference in valuation and presentation between EU-IFRS and Solvency II frameworks.

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115	Capital management Solvency Capital Requirement and Minimum Capital Requirement

The Solvency II revaluations can be grouped into four categories:

◆

The Net Asset Value of subsidiaries that are included under the D&A method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 7,331 million negative (2020: EUR 6,942 million negative) compared to the EU-IFRS Statement of Financial Position

◆

Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include goodwill, deferred expenses (including DPAC) and other intangible assets (EUR 2,263 million negative, 2020: EUR 1,989 million negative);

◆

Items that have a different valuation treatment between EU-IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while EU-IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include loans and mortgages, reinsurance recoverables, and technical provisions. The revaluation difference stemming from this category amounted to EUR 3,197 million positive (2020: EUR 2,878 million positive) compared to the EU-IFRS Statement of Financial Position;

◆	Reclassification of subordinated liabilities of EUR 3,168 million negative (2020: EUR 3,366 million negative).

The transferability restrictions reflect the restrictions on Tier 1 unrestricted Own Funds as a consequence of the RBC CAL conversion methodology as described above.

The availability adjustments are changes to the availability of Own Funds of Aegon Group in accordance with Solvency II requirements. Examples include the adjustments for subordinated liabilities, ring-fenced fund, treasury shares and foreseeable dividend.

Finally, the fungibility restrictions limit the availability of Own Funds on Aegon Group level as prescribed by the Supervisory Authorities. These limitations refer to charitable trusts in the Americas for which the local Supervisory Authority could limit the upstream of capital to the Group.

E.1.5 Transitional arrangements

Grandfathered restricted Tier 1 capital includes Aegon’s junior perpetual capital securities and perpetual cumulative subordinated bonds, which are both grandfathered for up to 10 years as of January 1, 2016.

To the extent required, Aegon will use the grandfathering period until January 1, 2026 to gradually replace part or all of its grandfathered capital securities with Solvency II compliant Own Funds to maintain an appropriate margin over SCR. The timing and extent of this replacement will be subject to the development of Aegon’s Solvency II position with and without grandfathered capital securities, Unrestricted Tier 1 and SCR, both under normal and stressed market conditions. Furthermore, Aegon takes into account market circumstances, including but not limited to pricing, investor demand and investor preferences.

E.2 Solvency Capital Requirement and Minimum Capital Requirement

E.2.1 Solvency Capital Requirement

Aegon applies a combination of the group consolidation methods available under Solvency II, being the Accounting Consolidation and Deduction & Aggregation methods. Solvency II capital requirements are mainly used for the EEA and UK-based insurance and reinsurance entities, applying the Accounting Consolidation method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third-country jurisdictions (mainly US life insurance companies, Bermuda and Brazil).

SCR methodology based on the Solvency II PIM

Aegon uses a Solvency II Partial Internal Model (PIM) to calculate the solvency position of the majority of its EEA insurance activities under Solvency II. Aegon’s PIM was approved by the College of Supervisors as part of the Internal Model Application Process. For Aegon, a PIM is a better representation of the actual risk since this contains Aegon specific modelling and sensitivities as opposed to industry-wide approximations included in the standard formula (SF) methodology. The purpose of the internal model is to better reflect the actual risk profile of Aegon in the SCR. The most material risk types for Aegon are therefore covered by the internal model as part of the Solvency II PIM, and less material risk types and business units are covered by the standard formula as part of the Solvency II PIM. The table represents the structure of the internal model.

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116	Capital management Solvency Capital Requirement and Minimum Capital Requirement

Application 1, 2
Risk Class	QRT S.25.02.22	Risk Type	Aegon NL	Aegon UK	Aegon N.V.
Mismatch risk	Market risk	Interest rate	IM	IM	IM
		Interest rate volatility	IM	IM	IM
		Currency	SF	IM	IM
Investment & Counterparty risk		Fixed income	IM & SF	IM & SF	IM & SF
		Equity level	IM & SF	IM	n/a
		Equity volatility	IM	IM	n/a
		Alternative investment	IM & SF	SF	n/a
		Deterministic adjustment	IM	n/a	n/a
	Counterparty default risk	Counterparty	SF	SF	SF
Underwriting risk	Life underwriting risk	Mortality Contagion	SF	SF	n/a
		Mortality Parameter	IM	IM	n/a
		Longevity Parameter	IM	IM	n/a
		Disability/morbidity	SF	SF	n/a
		Persistency	IM & SF	IM	n/a
		Expense risk	SF	IM	n/a
	Health underwriting risk	Health	n/a	SF	n/a
		Persistency	n/a	n/a	n/a
		Expense risk	n/a	n/a	n/a
	Non-life underwriting risk	P&C	n/a	n/a	n/a
		Persistency	n/a	n/a	n/a
		Expense risk	n/a	n/a	n/a
Operational risk	Operational risk	Operational	SF	IM	n/a
Diversification	Aggregation		IM	IM	IM
	PIM - integration		Integration technique 3	Integration technique 3	Integration technique 3
[1]	The table only reflects the application of Solvency II PIM methodology for the legal entities with approved internal models within each country unit.
[2]	IM & SF refers to SF shocks used in combination with IM shocks to determine the total component risk.

Scope of the internal model parts of Solvency II PIM SCR

The internal model of Aegon covers the following legal entities:

◆	Aegon the Netherlands:
◆	Aegon Levensverzekering N.V.;
◆	Spaarkas N.V.;
◆	Aegon UK:
◆	Scottish Equitable plc; and
◆	Aegon N.V.

All other legal entities within Aegon that are subject to a Solvency II SCR calculation use the standard formula.

The following risk types are modelled under the internal model component of the Solvency II PIM:

Within the mismatch risk category:

◆	Interest rate risk and interest rate volatility risk for Aegon the Netherlands, UK and Aegon N.V.; and
◆	Currency risk for Aegon UK and Aegon N.V.

Within the Investment and counterparty risk category:

◆	Fixed income risk (both spread risk and default/migration risk);
◆	Equity level risk, excluding private equity which is on SF;
◆	Equity volatility risk; and
◆	Within alternative investment risk, Aegon uses IM for property risk for Aegon the Netherlands. All other alternative investment risks are based on SF.
◆

Deterministic adjustment, which was established last year by Aegon the Netherlands. This feature mitigates the volatility caused by the basis risk between the EIOPA VA reference portfolio and Aegon the Netherland’s own reference asset portfolio and will be in place until changes arising from the Solvency II review are enacted.

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117	Capital management Solvency Capital Requirement and Minimum Capital Requirement

Within the underwriting risk category - life underwriting risk:

◆	Mortality parameter risk for Aegon the Netherlands;
◆	Longevity parameter risk for Aegon the Netherlands and Aegon UK;
◆	Within persistency risk, mortgage prepayment risk for Aegon the Netherlands only and policyholder behavior for Aegon UK only; and
◆	Expense risk for Aegon UK.

Other risks:

◆	Operational Risk for Aegon UK;
◆

Counterparty Default Risk for Group. From December 31, 2021, Aegon will use an internal model at Group level to capture the counterparty default risk for the reinsured external linked funds of SE plc. Due to Brexit, these funds are now held by non-EEA third parties. There is no change for SE plc, which still uses the standard formula for this risk.

All risk types that are not covered by the internal model are covered under the standard formula component of the Solvency II PIM. The risk measure used in all components of the Solvency II PIM is the 99.5% value at risk applied over a one-year time horizon. The standard formula SCRs and internal model SCRs are combined to calculate the Solvency II PIM SCR using Integration Technique 3 (IT3) as listed in annex XVIII.D of Commission Delegated Regulation (EU) 2015/35 (Delegated Acts).

Diversification within the Solvency II PIM SCR

Under Solvency II PIM, Aegon calculates the diversification benefit across country units and risk types. Within the standard formula components, diversification is determined following the prescribed SF correlation matrices.

Within the internal model, a marginal probability distribution function is fitted for every risk factor by making use of historical data and expert judgement. The overall joint probability distribution function of all the risk factors combined takes into account the dependency structure between the risks. The loss from 2 million scenarios simulating the samples from this joint distribution are used to fit an overall empirical loss distribution function, from which Aegon derives the 1-in-200 year loss by taking the 99.5% point.

The scenarios are generated using a scenario generator and a dependency structure, defining the dependency (correlation) between risk drivers based on market data and expert judgment. Each scenario contains values for risk drivers such as interest rates, equity returns and mortality levels.

The total net SCR (after diversification) is determined by the average 1-in-200 year loss in Own Funds. Diversification benefit is defined as the difference between the sum of the standalone SCRs of the risk types and the total net SCR.

Diversification between the internal model and the standard formula components of the Solvency II PIM are calculated using Integration Technique 3 (IT3) in accordance with Solvency II regulation.

Additional purposes for which Aegon uses the Solvency II PIM include:

◆	Quantification of risk exposures in order to set adequate capital buffers;
◆	Monitoring of these exposures against the stated risk appetite and risk tolerance;
◆	Product pricing, where the cost of capital has a significant impact on overall costs;
◆	Assessment of the value of new business sold, in particular the value of options and guarantees contained therein; and
◆	Budgeting of capital requirements, Dividend Policy & Contingency Planning.

Data quality

Aegon has implemented a Group-wide Data Quality policy for the Solvency II reporting processes, including a required data directory and a description of the criteria regarding data completeness, accuracy and appropriateness respectively. Data used in the internal model originates from internal as well as external sources, for example:

◆	Policy data detailing characteristics and coverage of individual insurance policies;
◆	Data specifying the portfolio of assets, e.g. type of asset, amount, and maturity date; and
◆	Data from external sources such as population mortality tables and prices of traded securities.

The internal model design aims to make optimal use of all available data in the stages of model design and execution. An assessment of the appropriateness of data usage forms part of the annual overarching model validation process.

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118	Capital management Solvency Capital Requirement and Minimum Capital Requirement

Other

Aegon does not apply simplified calculations for calculating the SCR of the business units using the standard formula.

Subject to approval by the supervisory authorities, Aegon may, within the design of the standard formula, replace a subset of its parameters by parameters specific to Aegon Group when calculating the life, non-life and health underwriting risk modules (Article 104(7) of the Directive 2009/138/EC). Aegon does not apply such specific parameters as defined for calculating the standard formula SCR.

Aegon Americas

In the United States, regulation of the insurance business is principally at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted risk-based capital (RBC) requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory available capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the RBC formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk and applies a covariance diversification offset to determine the appropriate risk-based capital. The most pertinent RBC measure is the Company Action Level (CAL) risk-based capital requirement. This is the regulatory intervention level at which a company has to submit an RBC plan to its state regulators. The domiciliary state regulator has the authority to require additional capital depending on the type, volume and nature of the business being conducted. The domiciliary state regulator also has the ability to require corrective actions if a company is deemed by the commissioner to pose a Hazardous Financial Condition. The CAL is 200% of the Authorized Control Level (ACL), the level at which regulators are permitted to seize control of the Company.

Solvency II PIM SCR at December 31, 2021

Aegon’s Group Partial Internal Model (PIM) Solvency Capital Requirement (SCR) amounted to EUR 9,226 million on December 31, 2021 (2020: EUR 9,473 million), a decrease of EUR 247 million which is explained below.

The following table below shows the breakdown of the Solvency II PIM SCR for Aegon Group at year-end 2021, as reported in QRT S.25.02.22:

Composition of Group SCR

Amounts in EUR millions		2021	2020
SFCR section	QRT S.25.02.22

C.2 Market risk	Market Risk (SF)	1,140	1,077

	Market Risk (IM)	3,027	2,896

C.3 Credit risk1)	Counterparty default risk (SF)	161	286

	Counterparty default risk (IM)	49	10

C.1 Underwriting risk	Life underwriting risk (SF)	1,224	1,242

	Life underwriting risk (IM)	2,222	2,831

	Health underwriting risk (SF)	281	288

	Health underwriting risk (IM)	-	-

	Non-life underwriting risk (SF)	128	126

	Non-life underwriting risk (IM)	-	-

C.5 Operational risk	Operational risk (SF)	310	333

	Operational risk (IM)	330	348

E.2.1 Solvency Capital Requirement	LAC-DT	(998)	(716)

	Total undiversified components	7,875	8,721

	Diversification	(3,080)	(3,508)

	PIM SCR after diversification (AC only)	4,795	5,213

	Capital requirements for D&A and OFS	4,431	4,260

	Group PIM SCR	9,226	9,473
[1]

To align with the SCR in QRT S.25.02.22 and section E, Aegon will only discuss counterparty default risk (as defined in the Delegated Regulation) in section C3.3. More generally, Aegon considers the term ‘credit risk’ to also include spread risk, migration risk and default (market risk concentration) risk relating to financial investments. To keep this alignment with QRT S.25.02.22 consistent throughout the SFCR, these other components of credit risk are discussed instead in section C.2 Market risk.

Aegon Solvency and Financial Condition Report Group 2021

119	Capital management Solvency Capital Requirement and Minimum Capital Requirement

The decrease in SCR as shown in QRT S.25.02.22 was mainly driven by:

◆

Market risk (SF) increased by EUR 63 million driven by an increase in equity risk as a result of higher equity markets causing an increase in the symmetric adjustment[1] for equity risk under the Standard Formula, and by an increase in Own Funds for the US non-regulated entities. This is partly offset by reduced market risk for Aegon Spain following the integration of the Popular Vida investment into Santander Life;

◆	Market risk (IM) increased by EUR 131 million mainly due to higher equity exposure given the increase in equity markets, particularly for SE Plc;
◆

The changes in counterparty default risk for IM and SF (decrease of EUR 86 million) are a result of capturing some of Aegon UK’s counterparty default risk under the IM rather than the SF at Group level from 2021 following Brexit, whilst reflecting the fact that some of the risk is borne by policyholders;

◆

Life underwriting risk (IM) decreased by EUR 609 million, mainly due to reduced longevity risk following a reinsurance transaction by NL Life and model updates. The increase in EUR and GBP interest rates over 2021 also contributed to the decrease;

◆	There were minor changes in life, health and non-life underwriting risk (all SF) and operational risk (both SF and IM);
◆

The loss absorbing capacity of deferred taxes (LAC-DT) increased (which reduces the net SCR) by EUR 282 million. The increase is caused by the increase in LAC-DT factor applied by NL Life from 45% to 65%, as well as changes in the future corporation tax rate for the UK and the Netherlands. When determining the LAC-DT factor the enacted future corporate income tax rate (25% instead of 19% for the UK, 25.8% instead of 25% for the Netherlands), is taken into account with the higher tax rates leading to an increase in LAC-DT benefit;

◆

The diversification benefit amount decreased by EUR 428 million (became less negative, which increased the net SCR). This was mainly driven by the decrease in gross SCR of the life underwriting risk (IM) and increase in market risk (IM), leading to lower diversification between these risks;

◆

The SCR for D&A and OFS increased by EUR 171 million, mainly due to new business strain in China and Aegon Asset Management, and higher capital requirements related to the UK employee pension scheme. Note that there is a decrease in SCR for the US RBC entities in USD terms, driven by a change in hedging strategy and release of inforce SCR, but in EUR terms there is minimal movement as the euro depreciated against the dollar.

Diversification of EUR 3,080 million (2020: EUR 3,508 million) shown in QRT S.25.02.22 includes the integration between the SF and IM parts of the PIM SCR and diversification between the risk categories but does not include diversification within each risk component.

Within the QRT S.25.02.22 risk categories there is diversification between risk categories. The diversification is contributed by the internal model risk types followed by SF risk types and finally IT3 aggregation. An overview of the interaction between various risk types which results in the overall Group diversification benefit is below:

◆

Market Risk (MR) diversification is mainly driven by diversification of interest rate mismatch risk within the internal model. Group’s tail scenario is driven by credit risk with losses from spread widening driving the 1-in-200 year scenario. The diversification benefit for credit risk is relatively small compared to other IM risk types as credit risk (exposure to spread widening) is the largest risk exposure for Aegon in terms of SCR. The adverse credit scenario is accompanied with interest rates narrowing which is a favorable scenario for both the Netherlands and the UK. Hence, under a credit spreads widening scenario there is a diversification benefit for interest rate mismatch risk. Group also achieves diversification across business units for currency risk, specifically between GBP instruments in Holdings and the GBP denominated exposures of the UK;

◆

Underwriting risks (UR) diversification, driven by longevity risk which has a relatively low correlation with other underwriting and market risk types thereby resulting in diversification benefits. Life underwriting risk as reported in the QRT S.25.02.22 and shown in the table above includes longevity and policyholder behavior risk as the largest components. Policyholder behavior risk includes both lapses and mortgage prepayments. Underwriting risks, especially longevity risk also has a low correlation with market risk types, like credit risk, that drive the aggregated Own Funds losses in a 1-in-200 year event. Hence, the low correlation between these risk types results in a higher diversification of longevity risk under a credit risk dominated scenario;

◆

Other capital requirements include capital requirements for entities under D&A (mainly Aegon Americas, being US Life insurance entities) in addition to OFS entities (including Aegon Bank). There is no diversification benefit between AC, OFS and D&A entities.

The Solvency II capital ratios of the Group and Aegon the Netherlands do not include the impact of any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as any potential liability cannot be reliably quantified at this point.

1	The symmetric adjustment is designed to reduce procylicality by increasing/decreasing the equity shock in the standard formula when equity markets are up/down compared to their 3-year historic average

Aegon Solvency and Financial Condition Report Group 2021

120	Capital management Solvency Capital Requirement and Minimum Capital Requirement

The PIM SCR includes the SCR for AC entities, the D&A entities and the OFS entities (including Aegon Bank). The composition of Aegon Group’s consolidated SCR based on Solvency II PIM as per year-end 2021 is illustrated in the figure below. The illustration shows that the D&A entities, which mainly consists of the US Life insurance entities, make up 36% (2020: 34%) of the Group SCR.

Split of Aegon Group Solvency II PIM SCR into SCR of AC entities and D&A entities
Amounts in EUR millions	Solvency II PIM SCR 2021	% of total Group Solvency II PIM SCR 2021	Solvency II PIM SCR 2020	% of total Group Solvency II PIM SCR 2020
Accounting Consolidation (AC) entities, excluding OFS	4,795	52%	5,213	55%
Deduction & Aggregation (D&A) entities1)	3,295	36%	3,246	34%
Other Financial Sector (OFS) entities	1,136	12%	1,014	11%
Total	9,226		9,473

[1]	The D&A amounts include the capital requirements for non-controlled participations and residual undertakings.

Within the Investment and counterparty risk category, there is a category called ‘Deterministic adjustment’, which was established last year by Aegon the Netherlands. This feature mitigates the volatility caused by the basis risk between the EIOPA VA reference portfolio and Aegon the Netherland’s own reference asset portfolio and will be in place until changes arising from the Solvency II review are enacted.

E.2.2 Solvency II ratio

The solvency position is calculated as the ratio between Own Funds and the capital requirement. There are two capital requirements: a Solvency Capital Requirement (SCR) and a Minimum Capital Requirement (MCR). The MCR is an absolute minimum metric, while the SCR is the level of Own Funds at which regulators will formally require management to provide regulatory recovery plans. The Group Solvency II ratio uses the SCR as the denominator.

The SCR amount (or 100% Solvency II ratio) reflects a level of Eligible Own Funds that enables insurance and reinsurance entities to absorb significant losses (1-in-200 year events) and gives reasonable assurance to policyholders and beneficiaries that payments will be made as they fall due.

Solvency II key figures
Amounts in EUR millions	20211)	2020
Group Own Funds	19,431	18,582
Group SCR	9,226	9,473
Group Solvency II ratio	211%	196%

[1]	The Solvency II ratios are not final until filed with the respective supervisory authority.

E.2.3 Minimum consolidated Aegon Group SCR

The minimum consolidated Aegon Group SCR is calculated as the simple sum of MCRs of the participating insurance or reinsurance undertaking and the proportional shares of MCRs of related insurance and reinsurance undertakings. The calculation for each of the undertakings follows a factor-based approach that consists of multiple volume measures (e.g. written premiums, technical provisions). The MCR result of this ‘linear formula’ is subject to a cap and a floor such that it may not exceed 45% nor fall below 25% of that undertaking’s calculated SCR. Lastly, an absolute floor is applied that is dependent on the type of undertaking (i.e. life, non-life or reinsurance).

At year-end 2021, the Group MCR amounted to EUR 2,304 million (2020: EUR 2,326 million) and was mainly driven by Aegon the Netherlands and Aegon UK. The MCR decrease during 2021 of EUR 23 million was driven by the increase in interest rates during 2021.

Aegon Solvency and Financial Condition Report Group 2021

121	Capital management Use of the duration-based equity risk sub-module

E.3 Use of the duration-based equity risk sub-module

Aegon does not make use of the duration-based equity risk sub-module set out in Article 304 of Directive 2009/138/EC for the calculation of the Standard Formula SCR.

E.4 Differences between standard formula and partial internal model used

The main differences between the methodologies and assumptions of the Solvency II PIM and the standard formula are described by risk type below.

Market risk

On credit risk, the fixed income risk for bonds differs because Solvency II PIM shocks are calibrated on the basis of the fixed income portfolio. In contrast to the standard formula, government bonds are shocked with a factor larger than zero. Furthermore, the Solvency II PIM makes use of a dynamic volatility adjustment approach within Aegon the Netherlands, while the standard formula does not.

This dynamic volatility adjustment methodology follows an asset-only approach, ensuring spread widening is the biting scenario. The performance of the fixed income portfolio is assessed under a broad range of credit scenarios and the model determines which part of the (short-term) losses experienced by the assets are recouped.

Under PIM, Aegon the Netherlands uses an internal model feature to mitigate the volatility caused by the basis risk between the EIOPA VA reference portfolio and its own reference asset portfolio.

For mortgages, the Solvency II PIM contains a spread shock, while the standard formula implies a counterparty default risk shock.

Equity risk shocks are calibrated based on Aegon’s own portfolio. In addition, the equity exposures are also shocked for equity volatility risks.

Within Aegon the Netherlands, property risk shocks on the real estate portfolio are specifically calibrated on the portfolio as opposed to a 25% shock in the standard formula.

For currency risk, the shocks are calibrated based on Aegon’s own portfolio. In addition, the Solvency II PIM allows for diversification between exposures to different currencies, as opposed to no diversification between currency exposures in the standard formula.

Due to the UK now being a non-EEA country and the reinsured external fund links being held by unrated third parties, Group uses an internal model for this risk. The internal model is set up such that the capital requirements for this risk at Group align with the capital requirements for UK.

The Solvency II PIM results for interest rate risks differ from the standard formula results for the following reasons:

◆	The standard formula interest rate shock only considers a parallel shift in the interest rate curve, whereas the Solvency II PIM considers not only a parallel shift, but also a flattening and twisting of the interest rate curve;
◆	The Solvency II PIM interest rate curve shocks are calibrated based on historical market data relevant for Aegon’s portfolio;
◆	The Solvency II PIM assumes that the Ultimate Forward Rate (UFR) does not change in a shock scenario, while the standard formula interest rate shock assumes that the whole curve moves, including the UFR;
◆	In addition, the Solvency II PIM includes a capital requirement for interest rate volatility risk; and
◆	For Aegon UK, the interest rate risk under the Solvency II PIM also includes an inflation shock on benefit payments and expenses, while the inflation shock on expenses is included in life expense risk under standard formula.

Aegon Solvency and Financial Condition Report Group 2021

122	Capital management Non-compliance with capital requirements

Underwriting risk

The Solvency II PIM for longevity and mortality risk differs from the standard formula as follows:

◆	The Solvency II PIM distinguishes between a population mortality shock and an experience factor shock while the standard formula assumes a fixed decrease in all mortality rates; and

◆	The Solvency II PIM projects mortality rates by age and gender, while the standard formula assumes the same shock for all ages and both genders.

For Aegon the Netherlands, the Solvency II PIM includes pre-payment (lapse) risk on the mortgage portfolio.

Policyholder behavior (lapse) risk for Aegon UK under the Solvency II PIM is the aggregate of a parameter and a contagion shock, while under standard formula it is the greater of a parameter and a contagion stress. Furthermore, the shocks are calibrated on the Aegon UK portfolio, resulting in a larger shock size than under the standard formula, which leads to a higher SCR before diversification.

The aggregate Solvency II PIM expense risk shock for Aegon UK is higher than the standard formula stress as the Solvency II PIM stress covers expense level, trend and volatility stress. This leads to a higher SCR before diversification.

Operational Risk

For Aegon UK, the Solvency II PIM for operational risk differs from the standard formula as follows:

◆	The Solvency II PIM is based on the input of subject matter experts where workshops are used to generate possible scenarios supplemented by experience data. The data is then fitted into a stochastic model, while the standard formula is based on technical provisions, premiums and expenses; and

◆	The Solvency II PIM allows for diversification of operational risk with other risk types as opposed to the standard formula which does not allow for diversification of operational risk at all.

Diversification

Diversification between the internal model and the standard formula components of the Solvency II PIM are calculated using Integration Technique 3 (IT3). This EIOPA prescribed integration technique describes how an implied linear correlation coefficient between the internal model and standard formula components is calculated. This correlation coefficient is subsequently used to calculate the total Solvency II PIM SCR using a square root formula. The standard formula makes use of correlation matrices to calculate the diversifications by risk module and on a total level.

E.5 Non-compliance with capital requirements

During 2021, there were no instances in which the estimated Aegon Group Solvency II ratio was below MCR or the SCR level.

During 2021, the Aegon Group and the regulated entities within the Aegon Group that are subject to regulatory capital requirements on a solo-level continued to comply with such requirements.

To ensure that Aegon maintains adequate solvency levels, actual and expected capital positions are monitored against capitalization zones that are defined in Aegon’s Capital Management Policy. Several activities are performed to monitor and assess the future development of Aegon’s solvency position, such as the annual Budget/MTP process and periodic management reporting. Decisions to return capital to shareholders are based on solvency assessments that consider the impact of the decisions on the current and projected solvency position.

Any solvency position is subject to risks, and Aegon continuously monitors such risks. These are quantified to determine the impact on the current and the projected solvency position. The Capital Management Policy includes actions that need to be performed as soon as the projected solvency ratio is expected to fall within a predefined capitalization zone.

Aegon Solvency and Financial Condition Report Group 2021

123	Capital management Any other information

E.6 Any other information

After the reporting date, December 31, 2021 there is capital management information relevant to note here.

Update on sale of Central European Entities

On March 23, 2022, Aegon announced that it completed the divestment of its Hungarian businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The gross proceeds of the transaction amount to EUR 620 million. This completion is an important step towards the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. In April 2022 Aegon also completed the divestment in its Turkish businesses. The sale of Aegon’s businesses in Poland and Romania are expected to be completed in the course of 2022, subject to required local regulatory approvals.

Tender offers subordinated notes

On March 23, 2022, Aegon N.V. (the Offeror) announced its invitation to holders of its outstanding subordinated notes as described below (the Notes and each a Series) to tender their Notes for purchase by the Offeror for cash (each such invitation an Offer and, together, the Offers).

On April 1, 2022, Aegon N.V. announced that it has decided to set the Final Acceptance Amount at EUR 429,194,300, which is higher than the Target Acceptance Amount. The Offeror announces that it has decided to accept all of the 2004 EUR Notes validly tendered for purchase and to set the Series Acceptance Amount in respect of the 2004 EUR Notes at EUR 429,194,300 in aggregate nominal amount.

The Settlement Date in respect of the Notes accepted for purchase is expected to be April 5, 2022.

Share buyback

Additionally, Aegon intends to return EUR 300 million of surplus cash capital to shareholders via a share buyback in the course of 2022. The share buyback will be executed in three tranches of EUR 100 million each, with each tranche conditional on maintaining the capital positions of Aegon’s main units in line with its stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range.

The EUR 300 million share buyback program commenced on April 1, 2022 and is expected to be completed on or before December 15, 2022. The first tranche of EUR 100 million is expected to be completed on or before June 30, 2022.

Please see aegon.com for more information on these press releases.

Aegon Solvency and Financial Condition Report Group 2021

124	Additional information Glossary

Additional information

Glossary

Accounting Consolidation is the default method for calculating the Group Solvency position. With this consolidation method, diversification benefits in the calculation of capital requirements are allowed for Solvency II entities. In addition, Accounting Consolidation method is applied to non-controlling participations, Other Financial Sector entities and Other entities. For these three types of entities diversification benefits in the calculations of capital requirements is not allowed.

Aggregation is the methodology by which capital requirements are calculated across different risk groupings, allowing for diversification benefit between the groupings.

Amortized cost is the amount at which the financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest rate method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Asset-Backed Securities (ABS) are securities whose value and income payments are derived from and collateralized (or ‘backed’) by a specified pool of underlying assets.

Assets held by long-term employee benefit funds are part of plan assets. These are assets (other than non-transferable financial instruments issued by the reporting entity) that:

◆	Are held by an entity that is legally separate from the reporting entity and exists solely to pay or fund employee benefits; and

◆	Are available to be used only to pay or fund employee benefits and are not available to the reporting entity’s own creditors.

Authorized Control Level (ACL) is the level US regulators are permitted to seize control of a company.

Bifurcation is the measurement and presentation of embedded derivatives separate from the host contracts, as if they were stand-alone derivative financial instruments.

Business combination is the bringing together of separate entities or operations of entities into one reporting entity. This can be realized through a purchase transaction or by means of a merger. A business combination involving entities (or operations of entities) under common control is a business combination in which all of the combining entities (or operations of entities) ultimately are controlled by the same party or parties both before and after the combination, and that control is not transitory.

Company Action Level (CAL) is the regulatory intervention level at which a company has to submit a plan to its state regulators for the Aegon Americas segment. It is 200% of the Authorized Control Level (ACL) - the level regulators are permitted to seize control of a company. It is a requirement and the most pertinent for measuring risk-based capital (RBC).

Capital funding includes debt securities that are issued for general corporate purposes and for capitalizing our business units. Capital funding is part of the Company’s total capitalization that is used for financing our subsidiaries and the cash held at the holding company.

Capitalization is the recognition of a cost as part of the value of an asset on the statement of financial position.

Cash Capital at Holding, which is rather a measure of Holdings liquidity, can be defined as the sum of the Holding company assets, less capital investments, less matched short-term assets, less other adjustments. Management of Cash Capital at Holding is based on a similar approach as the management of the Group and Local Unit capitalization, using a range approach and a ladder of intervention to trigger timely conversations and escalating management actions.

Cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Cedant is the policyholder under a reinsurance contract.

Claims settlement expenses are costs incurred in settling a claim. These costs include internal administration and payout costs, but also such items as attorney´s fees and investigation expenses.

Collateral is an asset pledged by a borrower to secure a loan and is subject to seizure in the case of default.

Collateralized Debt Obligation (CDO) is a type of asset-backed security which provides investors exposure to the credit risk of a pool of fixed income assets.

Commercial Mortgage-Backed Securities (CMBS) is a type of mortgage-backed security that is secured by the loan on a commercial property.

Compound financial instruments are financial instruments that, from the issuer´s perspective, contain both a liability and an equity element.

Aegon Solvency and Financial Condition Report Group 2021

125	Additional information Glossary

Constructive obligation is an obligation that derives from an entity´s actions whereby an established pattern of past practice, published policies or a sufficiently specific current statement, the entity has indicated to other parties that it will accept certain responsibilities, and as a result, the entity has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Contingent liability is a possible obligation dependent on the occurrence of an uncertain future event or a present obligation for which payment is not probable or the amount cannot be measured reliably.

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

Currency exchange rate risk is a market risk, namely the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

Debt securities are interest-paying bonds, debentures, notes, or money market instruments that are issued by governments or corporations. Debt securities are issued with a promise of repayment on a certain date at a specified rate of interest.

Deduction & Aggregation is the alternate method for calculating Group Solvency that aggregates an entity without allowing for diversification between the entity that is aggregated using D&A and those that are aggregated using Accounting Consolidation.

Deferred tax assets are amounts of income taxes recoverable in future periods in respect of deductible temporary differences; the carryforward of unused tax losses; and the carryforward of unused tax credits.

Deferred tax liabilities are amounts of income taxes payable in future periods in respect of taxable temporary differences.

Defined benefit obligation relate to the accounting for post-employment benefit plans. It is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Defined benefit plans are post-employment benefit plans other than defined contribution plans.

Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

Deferred Policy Acquisition Cost (DPAC) - are the variable costs related to the acquisition or renewal of insurance contracts and investment contracts with discretionary participation features.

Deposit accounting method includes amounts charged and paid to customers directly into the financial liability and not through the income statement as premium income and claims.

Derecognition is the removal of a previously recognized asset or financial liability from an entity´s statement of financial position.

Derivatives are financial instruments whose value changes in response to an underlying variable, that require little or no net initial investment and are settled at a future date.

Discretionary participation feature is a contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

◆	That are likely to be a significant portion of the total contractual benefits;
◆	Whose amount or timing is contractually at the discretion of the issuer; and

That are contractually based on:

◆	The performance of a specified pool of contracts or a specified type of contract;
◆	Realized and/or unrealized investment returns on a specified pool of assets held by the issuer; or
◆	The profit or loss of the Company, fund or other entity that issues the contract.

Diversification is the general concept of reducing the total risk of a portfolio of assets and/or liabilities by spreading it across a mix of different risk exposures. Risk reduction occurs due to the less than perfect correlation among the individual risk exposures in the portfolio, meaning risks will not materialize all at the same time.

Effective interest rate method is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability.

Embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a derivative.

Equity instruments are financial instruments issued by the Group that are classified as equity if they evidence a residual interest in the assets of the Group after deducting all of its liabilities.

Aegon Solvency and Financial Condition Report Group 2021

126	Additional information Glossary

Equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor´s share of net assets of the investee. The profit or loss of the investor includes the investor´s share of the profit or loss of the investee.

Equity volatility is the relative rate at which the price of equity changes.

Exchange differences are differences resulting from translating a given number of units of one currency into another currency at different exchange rates.

Fee-based earnings refers to the excess of fees earned over expenses. This is typically associated with pensions business, asset management business, distribution business, variable annuities and unit linked products.

Financial asset is any asset that is:

◆	Cash;
◆	An equity instrument of another entity;
◆	A contractual right to receive cash or another financial asset from another entity or to exchange financial instruments with another party under conditions that are potentially favorable; or
◆	A contract that will or may be settled in the entity’s own equity instruments; and is
◆	A non-derivative for which the entity is or may be obliged to receive a variable number of the entity’s own equity instruments; or
◆	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

Financial instrument is any contract that gives rise to both a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial liability is any liability that is:

◆	A contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or
◆	A contract that will or may be settled in the entity’s own equity instruments; and is
◆	A non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or
◆	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

Financial risks are risks of a possible future change in one or more of the following variables: a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index or prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable, that the variable is not specific to a party to the contract.

Firm commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Fixed charge coverage is a measure of the Aegon’s ability to service its financial leverage. It is calculated as the sum of underlying earnings before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Foreign currency is a currency other than the functional currency of an entity within the Group.

Foreign currency translation reserve (FCTR) is part of shareholders’ equity, and is the reserve for the exchange differences recognized from the financial statements of the group entities. On the consolidation, the financial statements of group entities with a foreign functional currency are translated to euro, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The resulting exchange differences are recognized in the FCTR.

Foreign operation is an entity that is a subsidiary, associate, joint venture or branch of a reporting entity within the Group, the activities of which are based or conducted in a country or currency other than those of the reporting entity.

Functional currency is the currency of the primary economic environment in which an entity within the Group operates.

Fungibility & Transferability is the ability to up-stream and transfer capital between jurisdictions. This ability differs between jurisdictions as it depends on the legal framework of each jurisdiction.

General account investments are investments of which the financial risks are not borne by the policyholder.

Goodwill is the amount of future economic benefits arising from assets that are not capable of being individually identified and separately recognized as an asset in a business combination.

Government exposures relates to government issued securities including Dutch Government bonds and US Treasury, agency and state bonds.

Aegon Solvency and Financial Condition Report Group 2021

127	Additional information Glossary

Guaranteed benefits are payments or other benefits to which a particular policyholder or investor has an unconditional right that is not subject to the contractual discretion of the issuer.

Guaranteed minimum death benefits are benefits that guarantee that the beneficiary, as named in the contract, will receive a death benefit if the annuitant dies. The benefit received differs among contracts and may be greater than the current account value.

Guaranteed minimum income benefits are a type of option that annuitants can purchase for their retirement annuities. When the annuity is annuitized, this specific option guarantees that the annuitant will receive a minimum value’s worth of payments, regardless of the current level of the account value.

Guaranteed minimum withdrawal benefits are a type of option that annuitants can purchase for their retirement annuities. This specific option gives annuitants the ability to protect their retirement investments against downside market risk by allowing the annuitant the right to withdraw a percentage of their withdrawal base each year, regardless of how markets have performed.

Hedge effectiveness is the degree to which changes in the fair value or cash flows of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flows of the hedging instrument.

Incremental cost is one that would not have been incurred if the entity had not acquired, issued or disposed of a financial instrument.

Insurance asset is an insurer´s contractual right under an insurance contract.

Insurance contract is a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Insurance liability is an insurer´s contractual obligation under an insurance contract.

Insurance risk is a risk, other than financial risk, transferred from the holder of a contract to the issuer.

Interest rate risk is a market risk, namely the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

Joint control is the contractually agreed sharing of control over an economic activity, which exists when the strategic and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Liability adequacy testing is an assessment of whether the carrying amount of an insurance liability needs to be increased (or the carrying amount of related deferred expenses (including deferred policy acquisition costs) or related intangible assets decreased) based on a review of future cash flows.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Loss absorbing capacity of deferred taxes (LAC-DT) is a loss compensating effect of taxes taken into account in the solvency capital requirement.

Master netting agreement is an agreement providing for an entity that undertakes a number of financial instrument transactions with a single counterparty to make a single net settlement of all financial instruments covered by the agreement in the event of default on, or termination of, any contract.

Matching adjustment will adjust the discount rate applied in the valuation of predictable liabilities which are cashflow matched using fixed income assets. The predictability of the portfolio means that matching assets can be held to maturity and that the insurer is consequently not exposed to price movements, only to the risk of default.

Minimum capital requirement (MCR) is the threshold of which below local regulators would intervene.

Monetary items are units of currency held and assets and liabilities to be received or paid in a fixed or determinable number of units of currency.

Monoline insurer is an insurance company which issues types of insurance for securities and bonds to cover the interest and principal when an issuer defaults.

Negative amortization mortgages are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined.

Non-controlling interests are that portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent.

Onerous contracts are contracts in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

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Operational funding includes debt securities that are issued for the financing of dedicated pools of assets. These assets are either legally segregated or tracked as separate portfolios.

Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid.

Partial Internal Model is a combination of a Standard Formula and Internal Model, used to calculate the Solvency II capital requirement.

Past service cost is the increase in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits.

Plan assets are assets held by a long-term employee benefit fund and qualifying insurance policies.

Policy acquisition costs are the expenses incurred in soliciting and placing new business as well as renewal of existing business. It includes agent’s commissions, underwriting expenses, medical and credit report fees, marketing expenses and all other direct and indirect expenses of the departments involved in such activities.

Policyholder is a party that has a right to compensation under an insurance contract if an insured event occurs.

Presentation currency is the currency in which the financial statements are presented.

Price risk is a market risk, namely the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Private loan is a non-derivative financial asset with a fixed interest rate and a maturity date, which is not bought in an active market but negotiated between the two parties involved. Private loans are not embodied in securities. When a private loan takes the form of a private placement of bonds or other investments directly to an institutional investor like an insurance company, it has more the character of a bond loan and such financial instruments are classified as available-for-sale investments rather than as loans and receivables.

Projected unit credit method is an actuarial valuation method that sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation.

Qualifying insurance policies are a component of plan assets. These are insurance policies issued by an insurer that is not a related party of the reporting entity, if the proceeds of the policies:

◆	Can be used only to pay or fund employee benefits under a defined benefit plan; and

◆	Are not available to the reporting entity’s own creditors.

Quantitative Reporting Templates (QRT) are the reporting templates as prescribed by EIOPA for Solvency II reporting which are submitted to local regulator. The QRT’s are split in the public and non-public QRT’s. In this SFCR we only refer to the public QRT S.25.02.22 (Solvency Capital Requirement - for undertakings using the standard formula and partial internal model) and S.32.01.22 (Undertakings in the scope of the group).

Real estate investments foreclosed are real estate investments purchased through foreclosure on the mortgage. Such purchases are not accounted for as mortgages, but as real estate investments until they can be sold at a better price than at the foreclosure. Meanwhile they yield a rental income.

Realizable value is the amount of cash or cash equivalents that could currently be obtained by selling an asset in an orderly disposal.

Recognition is the process of incorporating in the statement of financial position or income statement an item that meets the definition of an element and satisfies the following criteria for recognition:

◆	It is probable that any future economic benefit associated with the item will flow to or from the entity; and

◆	The item has a cost or value that can be measured with reliability.

Reinsurance assets are a cedant´s net contractual rights under a reinsurance contract.

Reinsurance contract is an insurance contract issued by one insurer to compensate another insurer for losses on one or more contracts issued by the cedant.

Renewal of a contract is when a policyholder takes whatever action is required, typically payment of a premium, in order to maintain benefits under the contract.

Repurchase agreement is a sale of securities with an agreement to buy back the securities at a specified time and price.

Residential Mortgage Backed Security (RMBS) is an asset-backed security that is secured by a residential mortgage or collection of residential mortgages.

Return on plan assets is the investment income derived from plan assets, together with realized and unrealized gains and losses on the plan assets less any costs of administering the plan and less any tax payable by the plan itself.

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Reverse repurchase agreement is a purchase of securities with the agreement to resell them at a later specified date and price.

Risk Based Capital Company Action Level is designed primarily for US regulators to identify poorly capitalized companies whose continued operations may be hazardous to policyholders. The insurer’s RBC solvency ratio is determined as its ‘total adjusted capital’ divided by ‘authorized control level risk based capital. (ACL)’. However, it is industry and rating agency convention to complete and communicate the RBC solvency ratio relative to the ‘Company Action Level Risk Based Capital’, which is twice the authorized control level.

Security lending involves a loan of a security from one party to another.

Settlement date is the date that a financial asset is delivered to the entity that purchased it.

Solvency II is the prudential regulatory supervisory regime introduced per January 1, 2016. The Solvency II framework is structured along three pillars. Pillar 1 comprises quantitative requirements (including technical provisions, valuation of assets and liabilities, solvency requirements and own fund requirements). Pillar 2 requirements include governance and risk management requirements, and requirements for effective supervision (the supervisory review process). Pillar 3 consists of disclosure and supervisory reporting requirements. In addition to the requirements that apply to the individual EEA insurance and reinsurance undertakings, the Solvency II framework includes a layer of group supervision.

Solvency capital requirement is the capital buffer that insurance and reinsurance companies in the EEA are required to hold. Insurers and reinsurers are required to hold Eligible Own Funds in addition to the assets held to cover the technical provisions in order to ensure that they are able to meet their obligations over the next 12 months with a probability of at least 99.5% (insurance or reinsurance company’s balance sheet ability to withstand a 1-in-200-year event).

Spot exchange rate is the exchange rate for immediate delivery.

Spread is the difference between the current bid and the current ask or offered price of a given security.

Spread earnings is the difference between the interest earned on investments and the interest credited to policyholders. This is typically associated with traditional type business.

Standard Formula is a risk-based approach to the calculation of an insurer’s solvency capital requirement, under the Solvency II framework, prescribed by the regulator.

Stochastic modeling is a statistical process that uses probability and random variables to predict a range of probable investment performances.

Temporary differences are differences between the carrying amount of an asset or liability in the statement of financial position and its tax base that will reverse over time.

Trade date is the date that an entity commits itself to purchase or sell an asset.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or liability.

Transitional measures allow EEA entities to gradually move to a full implementation of Solvency II over a period of time.

Trust Pass-Through securities (TRUPS) are securities through which the holders participate in a trust. The assets of these trusts consist of debentures issued by an Aegon Group company.

Unlocking of DPAC and VOBA refers to the process of updating the DPAC or the VOBA amortization schedule to reflect changes between the past and current expectations of key assumptions used in the projection of future gross profits.

Value of Business Acquired (VOBA) the difference between the fair value and the carrying amount of the insurance liabilities recognized when a portfolio of insurance contracts is acquired (directly from another insurance company or as part of a business combination).

Volatility adjustment (VA) is a volatility adjustment to the discount rates for calculating technical provisions aims at avoiding pro-cyclical investment behavior of insurers when bond prices deteriorate owing to low liquidity of bond markets or exceptional expansion of credit spreads, under the Solvency II framework. The adjustment has the effect of stabilizing the capital resources of insurers and will be calculated by EIOPA.

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Cautionary notes

Intended use of the Group SFCR

This Group Solvency and Financial Condition Report is prepared and published in accordance with the requirements of the Solvency II regulations and EIOPA guidelines and follows a prescribed format. The Group SFCR is primarily prepared for prudential considerations, which includes informing policyholders and other beneficiaries of Aegon’s insurance products. While the document is made available to the public in general and may be of interest to stakeholders such as investors in Aegon shares and other financial instruments, it is not specifically aimed at them.

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:

◆	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

◆	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

◆	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;

◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

◆	Consequences of a potential (partial) break-up of the euro;

◆	Consequences of the anticipated exit of the United Kingdom from the European Union;

◆	The frequency and severity of insured loss events;

◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

◆	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

◆	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

◆	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

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◆	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

◆	Acts of God, acts of terrorism, acts of war and pandemics;

◆	Changes in the policies of central banks and/or governments;

◆	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

◆	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

◆	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

◆	Customer responsiveness to both new products and distribution channels;

◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

◆	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

◆	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

◆	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

◆	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives; and

◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1), 7(1)a and 7(4) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Non-audited information

PricewaterhouseCoopers Accounting N.V. is the external auditor of Aegon N.V. The external auditor’s mandate does not cover an audit on the information disclosed in this SFCR.

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132	Additional information Contact

Contact

Head office

Aegon N.V.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

www.aegon.com

Investor Relations

Telephone: +31 (0) 70 344 83 05

E-mail: ir@aegon.com

Media Relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Aegon Solvency and Financial Condition Report Group 2021

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